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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 19, 2018

Registration No. 333-226867

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CooTek (Cayman) Inc.
(Exact name of Registrant as specified in its charter)
 Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Building 7, No. 2007 Hongmei Road, Xuhui District
Shanghai, 201103
People's Republic of China
+86 21 6485-6352
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II 46th Floor 1539 Nanjing West Road Shanghai, the People's Republic of China +86 21 6193-8200	Shuang Zhao, Esq. Cleary, Gottlieb, Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong +852 2521-4122

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)

Class A ordinary shares, par value US$0.00001 per share(1)	250,125,000	US$0.28	US$70,035,000	US$8,719.36

(1)
American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-227412). Each American depositary share represents 50 Class A ordinary shares.

(2)
Includes Class A ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(4)
Previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 19, 2018.

4,350,000 American Depositary Shares

CooTek (Cayman) Inc.

Representing 217,500,000 Class A Ordinary Shares

         This is an initial public offering of 4,350,000 American depositary shares, or ADSs, by CooTek (Cayman) Inc. Each ADS represents 50 of our Class A ordinary shares, par value US$0.00001 per share. It is currently estimated that the initial public offering price per ADS will be between US$12.00 and US$14.00.

         Prior to this offering, there has been no public market for the ADSs or our shares. We have applied to list the ADSs on the New York Stock Exchange under the symbol "CTK."

         We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

         Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty-five (25) votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Our co-founder, Mr. Karl Kan Zhang, will beneficially own all of our issued Class B ordinary shares. Class B ordinary shares beneficially owned by Mr. Karl Kan Zhang will constitute approximately 7.7% of our total issued and outstanding share capital and 67.6% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. See "Principal Shareholders."

         Following the completion of this offering and as long as Mr. Karl Kan Zhang holds at least 50% of our total voting power, we will be a "controlled company" as defined under the Listed Company Manual of the NYSE.

         Qiming Venture Partners and Sequoia Capital China, two of our principal shareholders, and their affiliates have indicated an interest in purchasing an aggregate of up to US$10.0 million worth of ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$13.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these potential purchasers would be up to 769,231 ADSs, representing approximately 17.7% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering. For additional information, see "Underwriting."

         Investing in our ADSs involve risks. See "Risk Factors" beginning on page 17.

PRICE US$                  PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)
See "Underwriting" for additional disclosure regarding underwriting compensation payable by us.

         We have granted the underwriters the right to purchase up to an additional 652,500 ADSs to cover over-allotments.

         Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                           , 2018.

Credit Suisse	BofA Merrill Lynch	Citigroup

KeyBanc Capital Markets

Prospectus dated                           , 2018.

CooTek is a fast-growing, AI-enabled global mobile internet company

132m+
Daily Active Users[1]

~75%
DAUs YoY Growth[3]

Smart Input

Content Apps

More

240+
Countries and Regions[2]

~453%
Total Ads Revenue YoY Growth[4]

1. In June 2018 for global portfolio products (i.e. excluding TouchPal Phonebook)
2. As of June 30, 2018
3. For the period from June 2017 to June 2018 for global portfolio products
4. Total advertising revenue of all products (including TouchPal Phonebook) from the six months ended June 30, 2017 to the six months ended June 30, 2018

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

        Until                        , 2018 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully before deciding whether to buy our ADSs. You should carefully consider, among other things, our consolidated financial statements and the related notes and sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

Our Mission

        Our mission is to empower everyone to express themselves and enjoy relevant content seamlessly.

Our Business

        We are a fast-growing mobile internet company. Sophisticated big data analytics and proprietary AI capability are the backbone of our business.

        Our global portfolio of mobile applications serves a large global user base, comprised of an average of 132.6 million DAUs across more than 240 countries and regions in June 2018, compared to an average of 75.6 million DAUs in June 2017, representing 75.3% year-on-year growth.

        Our super app, TouchPal Smart Input, is an intelligent input method for mobile devices and generates a massive, diverse set of user interaction data. We employ proprietary AI and big data analytical technologies both to process such data and a large amount of multi-language content that we source and organize from the internet, and to develop advanced multilingual natural language processing and semantic understanding technologies. These technologies enable us to obtain in-depth user insights and identify market opportunities, which set the foundation for developing content-rich mobile applications that deliver relevant content for five selected verticals including fitness, lifestyle, healthcare, news and short videos, and entertainment. We have also built a rich library of user profiles and interests that allows us to grow our user base effectively.

        TouchPal Smart Input boasts an advanced multilingual language model that supports more than 110 languages and offers an effective and enjoyable typing experience on mobile devices. Named one of the Google Play Best Apps of 2015, TouchPal Smart Input has high popularity and superior engagement among mobile internet users around the world. In June 2018, it reached 125.4 million DAUs on average and was launched 72 times per day per active user on average. TouchPal Smart Input's distinctive feature is that it operates across virtually all other mobile applications such as social network apps, e-commerce apps and browsers.

        Building upon user insights accumulated through our TouchPal Smart Input, we have formulated a systematic approach to developing a global product portfolio, through which we deliver relevant content and grow our global user base. In addition to TouchPal Smart Input, we have launched a portfolio of 15 other mobile applications as of June 30, 2018 and most of them are content-rich applications. These content-rich applications are targeting five selected verticals with large addressable global markets, including fitness, lifestyle, healthcare, news and short videos, and entertainment. Those mobile applications reached 9.4 million MAUs and 2.9 million DAUs on average in December 2017 and 22.2 million MAUs and 7.3 million DAUs on average in June 2018. Most of our global portfolio applications have achieved high user ratings ranging from 4.5 to 4.7 out of 5 on Google Play Store.

        Our user-centric and data-driven approach has enabled us to release appealing products to capture mobile internet users' ever-evolving content needs and help us rapidly attract targeted users. For example, by leveraging our data analytics capabilities, we have identified an increasing number of users who are interested in fitness-related topics and content. To capture the business opportunity presented by this trend, we developed two fitness mobile applications, HiFit and ManFIT. We have also built a profile of target users based on our user insights. We believe that this approach has allowed us to effectively grow our user base. Through HiFit and ManFIT, we deliver rich content such as workout videos to our users based on their profiles. We believe that potential users matching such profile are more likely to be interested in these applications.

        We continue to improve our AI capabilities and, in March 2018, launched Talia, an AI-powered virtual personal assistant that understands everyday conversations and delivers relevant content to users in multiple scenarios. Talia is integrated seamlessly with our TouchPal Smart Input. Talia automatically offers services to users in a variety of usage scenarios, such as content recommendations, web searches and weather forecasts.

        We have a proven and scalable monetization capability in mobile advertising. We leverage our in-depth user insights to deliver targeted and engaging advertisements that are relevant to users across our various mobile applications. The effective price per impression and the number of our average daily impressions delivered on our global portfolio products increased by approximately 36% and 537%, respectively, from the first half of 2017 to the first half of 2018.

        We generate revenues primarily from mobile advertising. Our net revenues grew rapidly from US$11.0 million in 2016 to US$37.3 million in 2017, representing 238.5% year-on-year growth. Our net revenues grew rapidly from US$9.1 million for the six months ended June 30, 2017 to US$50.3 million for the same period of 2018, representing 451.7% year-on-year growth. Our net loss decreased from US$30.7 million in 2016 to US$23.7 million in 2017 due to our revenue growth and operating leverage. We recorded net income of US$3.5 million for the six months ended June 30, 2018, compared to net loss of US$16.2 million for the same period of 2017. We generated gross profit of US$17.2 million in 2017, compared to gross loss of US$9.1 million in 2016, implying an improvement of gross profit margin from negative 82.8% in 2016 to 46.2% in 2017. We recorded gross profit of US$42.2 million for the six months ended June 30, 2018, as compared to gross loss of US$1.1 million for the same period of 2017, implying an improvement of gross profit margin from negative 11.6% for the six months ended June 30, 2017 to 84.0% for the same period of 2018. Of our total advertising revenue generated from our global portfolio products, our TouchPal Smart Input contributed substantially all in 2016, approximately 71% in 2017 and 33% in the six months ended June 30, 2018, and our other global portfolio products contributed approximately 29% in 2017 and 67% in the six months ended June 30, 2018.

Our Industry

        The adoption of mobile internet has become increasingly widespread and mobile devices have become an integral part of our daily lives. The number of global mobile internet users is expected to grow at a compound annual growth rate, or CAGR, of 5.3% from 3.3 billion in 2017 to 5.0 billion by 2025 and the global mobile internet penetration rate is expected to grow from 43% in 2017 to 61% in 2025, according to GSMA Intelligence, a provider of mobile operator data. The global smartphone shipment volume is expected to grow from 1.5 billion units in 2017 to 1.7 billion units in 2022, according to IDC, a global provider of market intelligence and advisory services.

        Among mobile applications, mobile smart input is unique in that it is generally launched and used across multiple applications on mobile devices, which results in frequent use and generates high data value. The rapid expansion in mobile internet networks and mobile device user base over the past ten years has presented an enormous market opportunity for third-party mobile smart input providers like us.

        With internet users' rapidly shifting behaviors, mobile devices have become the primary devices for consumption of digital media and access to the internet, accounting for 69% of digital media time spent in 2017, according to comScore, a U.S. media measurement and analytics company, and mobile and tablet devices together accounted for 56.7% of global web browsing in terms of page views in August 2018, compared to 43.3% for desktop devices during the same period, according to

StatCounter, a web traffic analysis tool. In addition, mobile device users tend to spend more time on mobile apps than mobile web browsers, with more than 80% of mobile minutes in all markets spent on apps, according to comScore. Mobile device users have shown a stronger degree of preference for apps over web browsers when it comes to consumption of content related to entertainment and social networking, according to IAB, a service provider to the online advertising industry.

        The global advertising industry continues to experience a shift in advertising spending from traditional offline channels such as television commercials to online channels. Global online advertising spending increased at a CAGR of 18.8% from US$72.4 billion in 2011 to US$203.6 billion in 2017 and is expected to reach US$273.8 billion in 2020, according to Zenith, a leading media agency offering communications planning and media buying. The growth in the broader online advertising market is primarily driven by the growth in global mobile advertising spending, which is expected to grow from US$107.1 billion in 2017 to US$179.7 billion in 2020, according to Zenith.

        AI technology and big data analytics have become crucial for businesses to utilize the rapidly growing amount of global digital data and to generate valuable user insights that enable targeted content delivery. IDC forecasts that the global data volume will grow tenfold from 16.1 zettabytes generated in 2016 to 163 zettabytes generated in 2025. In addition, the advancement of AI technology has led to the development and an increasing adoption of virtual assistants, which is expected to reach a market size of $15.8 billion by 2021 from $1.6 billion in 2015 in terms of revenue from sales of virtual assistants, according to Tractica, a market intelligence firm focused on human interactions with technology.

Our Strengths

        We believe the following strengths contribute to our success and distinguish us from our competitors:

  •
  a fast-growing mobile internet company with a large global user base;

  •
  superior user engagement and stickiness;

  •
  in-depth user insights driven by big data analytics and AI technology;

  •
  highly effective expansion of product offerings and user base;

  •
  proven and highly scalable monetization capability; and

  •
  experienced management team with strong track-record of innovation.

Our Strategies

        We intend to achieve our mission and further grow our business by pursuing the following strategies:

  •
  continue to expand our user base;

  •
  continue to invest in next-generation AI and natural language processing technologies;

  •
  strengthen targeted content delivery based on user insights;

  •
  further improve advertising performance; and

  •
  pursue strategic acquisitions and investments.

Our Challenges

        Our business and successful execution of our strategies are subject to various challenges, risk and uncertainties, including those related to our ability to:

  •
  maintain and increase our user base and level of user engagement;

  •
  retain and attract advertising customers;

  •
  implement our strategies related to the expansion of global operations;

  •
  innovate and develop new products and services;

  •
  sustain our historical growth and maintain the effectiveness of our monetization;

  •
  respond to and adopt evolving technologies for product development;

  •
  successfully market and monetize our existing and new mobile applications throughout their life cycles;

  •
  maintain and improve technology infrastructure and security measures designed to protect users' personal privacy and data security;

  •
  compete effectively in our industry; and

  •
  maintain good relationship with our business partners.

        Please see "Risk Factors" and other information included in this prospectus for a discussion of these and other challenges, risks and uncertainties that we face.

Corporate History and Structure

        We commenced our mobile internet business and launched our first mobile application, TouchPal Smart Input, in 2008. We initially conducted our business through Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., or Shanghai Hanxiang, a PRC domestic company.

        In March 2012, we incorporated CooTek (Cayman) Inc., or CooTek Cayman, as our offshore holding company in order to facilitate foreign investment in our company. We established CooTek HongKong Limited, or CooTek HK, as our intermediate holding company, which in turn established a wholly-owned PRC subsidiary, Shanghai Chule (CooTek) Information Technology Co., Ltd., or the WFOE, in June 2012. Subsequently, we, through our WFOE, entered into a series of contractual arrangements with Shanghai Hanxiang and its shareholders whereby we were established as the primary beneficiary of Shanghai Hanxiang. We have recognized the net assets of Shanghai Hanxiang at historical cost with no change in basis in the consolidated financial statements upon the completion of this reorganization.

        In March 2012, we formed a PRC domestic company, Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, to operate part of our China business.

        In September 2014, we incorporated TouchPal HK Co., Limited to operate our international business.

        Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao and two other domestic companies we established in 2017, and their respective shareholders. We collectively refer to these three domestic entities and Shanghai Hanxiang as our VIEs in this prospectus. Shanghai Chubao is currently our principal operating entity in China. The business of Shanghai Hanxiang was migrated into our other entities, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this prospectus, Shanghai Hanxiang and the other two domestic companies do not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see "—Contractual Arrangements with Our VIEs and Their Respective Shareholders" and "Risk Factors—Risks Related to Our Corporate Structure." As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

        Our officers, directors and principal shareholders currently hold an aggregate of 77.8% of the total voting power in our company. Immediately after this offering, our officers, directors and principal shareholders will hold an aggregate of 90.3% of the total voting power in our company and will continue to exercise substantial control over our company.

        Following the completion of this offering and as long as Mr. Karl Kan Zhang holds at least 50% of our total voting power, we will be a "controlled company" as defined under the Listed Company Manual of the NYSE.

        The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this prospectus:

(1)
Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are beneficial owners of CooTek (Cayman) Inc. and hold 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Except for Haiyan Zhu, the other shareholders of Shanghai Chubao are directors and employees of CooTek (Cayman) Inc.

Implication of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

        We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

        Our principal executive offices are located at Building 7, No. 2007 Hongmei Road, Xuhui District, Shanghai, 201103, People's Republic of China. Our telephone number at this address is +86 21 6485 6352. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.cootek.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Conventions that Apply to this Prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "CooTek," "we," "us," "our company" and "our" are to CooTek (Cayman) Inc., its subsidiaries and its consolidated affiliated entities;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "Class A ordinary shares" are to our Class A ordinary shares of par value US$0.00001 per share;

  •
  "Class B ordinary shares" are to our Class B ordinary shares of par value US$0.00001 per share;

  •
  "shares" or "ordinary shares" are to our ordinary shares, par value US$0.00001 per share, and upon and after the completion of this offering, are to our Class A and Class B ordinary shares, par value US$0.00001 per share;

  •
  "ADSs" are to our American depositary shares, each of which represents 50 Class A ordinary shares;

  •
  "ADRs" are to the American depositary receipts that evidence our ADSs;

  •
  "AI" is to artificial intelligence;

  •
  "DAUs" is to the number of active users of our products during a given day. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given day as one active user for that day: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The DAUs of multiple products during a given day is the sum of active users of each such product for that day;

  •
  "MAUs" is to the number of active users of our products during a given month. For each individual product, we treat each mobile device on which at least one of the following actions is taken during a given month as one active user for that month: (i) activating or launching such product, (ii) logging in with the user account for such product, or (iii) any other actions that result in a successful network access to our services through such product. The MAUs of multiple products during a given month is the sum of active users of each such product for that month;

  •
  "our global product portfolio" or "our global portfolio products" is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and our other mobile applications that are designed for the global market;

  •
  "our other global portfolio products" or "our other global portfolio applications" is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Smart Input and TouchPal Phonebook;
  •
  "RMB" and "Renminbi" are to the legal currency of China; and

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        Our reporting currency is U.S. dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 14, 2018, the noon buying rate for Renminbi was RMB6.8673 to US$1.00.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$12.00 and US$14.00 per ADS.
ADSs offered by us	4,350,000 ADSs (or 5,002,500 ADSs if the underwriters exercise their over-allotment option in full).
ADSs outstanding immediately after this offering	4,350,000 ADSs (or 5,002,500 ADSs if the underwriters exercise their over-allotment option in full)
Ordinary shares outstanding immediately after this offering

3,195,831,701 ordinary shares, comprised of 2,949,607,236 Class A ordinary shares and 246,224,465 Class B ordinary shares (or 3,228,456,701 ordinary shares if the underwriters exercise their over-allotment option in full, comprised of 2,982,232,236 Class A ordinary shares and 246,224,465 Class B ordinary shares). This number assumes the re-designation, on a one-for-one basis, of all outstanding ordinary shares and preferred shares into Class A ordinary shares upon the completion of this offering, except for the outstanding ordinary shares held by Kan's Global CoolStuff Investment Inc. that will be re-designated into Class B ordinary shares on a one-for-one basis upon the completion of this offering.

The ADSs	Each ADS represents 50 Class A ordinary shares, par value US$0.00001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Immediately after the completion of this offering, our ordinary shares will comprise of Class A ordinary shares and Class B ordinary shares. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty-five (25) votes, voting together as one class. Each Class B ordinary share is convertible into Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any of the Class B ordinary shares by a shareholder to any person or entity who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares, to any person or entity who is not an affiliate of the registered shareholder of such Class B ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See "Description of Share Capital" for more information.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase on a pro rata basis up to an aggregate of 652,500 additional ADSs.
Use of proceeds

We expect that we will receive net proceeds of approximately US$49.2 million from this offering, or approximately US$57.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$13.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) research and development, (ii) sales and marketing, and (iii) general corporate purposes. See "Use of Proceeds" for more information.

Lock-up

We, our directors, executive officers, and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, we have agreed to instruct the depositary not to accept any shares for deposit for the issuance of ADSs for 180 days after the date of this prospectus (other than in connection with this offering), without prior written consent from the representatives of the underwriters. See "Shares Eligible for Future Sale" and "Underwriting."

Indication of interest

Qiming Venture Partners and Sequoia Capital China, two of our principal shareholders, and their affiliates have indicated an interest in purchasing an aggregate of up to US$10.0 million worth of ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$13.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these potential purchasers would be up to 769,231 ADSs, representing approximately 17.7% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering.

Listing

We have applied to have the ADSs listed on the New York Stock Exchange under the symbol "CTK." Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2018.
Depositary	Deutsche Bank Trust Company Americas.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

Summary Consolidated Financial Data

        The following summary consolidated statements of operations data for the years ended December 31, 2016 and 2017, summary consolidated balance sheet data as of December 31, 2016 and 2017 and summary consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2017 and 2018, the summary consolidated balance sheet data as of June 30, 2018 and summary consolidated cash flow data for the six months ended June 30, 2017 and 2018 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$, except for per share data)
Summary Consolidated Statements of Operations Data:
Net revenues	11,030,079	37,334,966	9,113,266	50,277,623
Cost of revenues(1)	(20,158,565)	(20,101,386)	(10,172,085)	(8,037,508)

Gross profit (loss)	(9,128,486)	17,233,580	(1,058,819)	42,240,115
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(20,161,353)	(5,652,254)	(26,345,856)
Research and development expenses(1)	(8,691,539)	(12,868,356)	(5,646,825)	(8,322,788)
General and administrative expenses(1)	(3,920,057)	(8,366,698)	(4,034,049)	(4,141,460)
Other operating income, net	605,890	190,338	117,438	70,212

Total operating expenses	(21,402,369)	(41,206,069)	(15,215,690)	(38,739,892)

(Loss) income from operations	(30,530,855)	(23,972,489)	(16,274,509)	3,500,223
Interest income, net	12,887	481,932	166,087	70,475
Foreign exchange losses, net	(188,631)	(169,556)	(125,399)	(59,269)

(Loss) income before income taxes	(30,706,599)	(23,660,113)	(16,233,821)	3,511,429
Income tax expense	—	(800)	(800)	—

Net (loss) income	(30,706,599)	(23,660,913)	(16,234,621)	3,511,429

Net (loss) income per ordinary share:
Basic	(0.03)	(0.03)	(0.02)	0.001
Diluted	(0.03)	(0.03)	(0.02)	0.001
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	912,551,946	898,781,587	899,175,914	898,393,690
Diluted	912,551,946	898,781,587	899,175,914	1,045,398,678
Pro forma net (loss) income per ordinary share(2):
Basic	—	(0.01)	—	0.001
Diluted	—	(0.01)	—	0.001
Pro forma weighted average shares used in calculating pro forma net (loss) income per ordinary share(2):
Basic	—	2,976,521,512	—	2,978,331,701
Diluted	—	2,976,521,512	—	3,125,336,689
Non-GAAP Financial Data(3):
Adjusted Net (Loss) Income	(29,979,386)	(21,235,969)	(14,255,524)	4,402,654
Adjusted EBITDA	(29,436,511)	(20,818,083)	(14,047,358)	4,897,483

(1)
Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$)
Cost of revenues	24,514	31,510	12,127	23,892
Sales and marketing expenses	35,298	70,707	29,956	39,391
Research and development expenses	445,084	544,786	274,795	666,679
General and administrative expenses	222,317	1,777,941	1,662,219	161,263

Total	727,213	2,424,944	1,979,097	891,225

(2)
The pro forma ordinary shares information is based on the re-designation of 2,079,938,011 issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering.

(3)
See "—Non-GAAP Financial Measure."

Non-GAAP Financial Measures

        We consider Adjusted Net (Loss) Income and Adjusted EBITDA, each a non-GAAP financial measure, both as supplemental measures in evaluating and assessing our operating results.

        Adjusted Net (Loss) Income represents net (loss) income excluding share-based compensation related to share options and restricted share units and compensation expense related to ordinary share repurchase. Adjusted EBITDA represents net (loss) income excluding interest income and expense, income taxes, depreciation, share-based compensation and compensation expense related to ordinary share repurchase. We believe that Adjusted Net (Loss) Income and Adjusted EBITDA help identify underlying financial and business trends relating to our results of operations that could otherwise be distorted by the effect of certain expenses that we include in (loss) income from operations and net (loss) income. By making our financial results comparable period by period, we believe Adjusted Net (Loss) Income and Adjusted EBITDA provide useful information to better understand our historical business operations and future prospects and allow for greater visibility with respect to key metrics used by our management in financial and operational decision-making.

        The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. You are encouraged to review the historical non-GAAP financial measure to the most directly comparable GAAP measures, including, but not limited to, net (loss) income attributable to ordinary shares, (loss) income from operations, and net (loss) income. The non-GAAP financial measures presented by us may be calculated differently from and, therefore, may not be comparable to, similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The table below sets forth a reconciliation of our net (loss) income to Adjusted Net (Loss) Income and Adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$)
Adjusted Net (Loss) Income and Adjusted EBITDA reconciliation:
Net (loss) income	(30,706,599)	(23,660,913)	(16,234,621)	3,511,429
Add:
Share-based compensation related to share options and restricted share units	727,213	876,560	430,713	891,225
Compensation expense related to ordinary share repurchase	—	1,548,384	1,548,384	—

Adjusted Net (Loss) Income (Non-GAAP)(1)	(29,979,386)	(21,235,969)	(14,255,524)	4,402,654
Add:
Interest income, net	(12,887)	(481,932)	(166,087)	(70,475)
Income taxes	—	800	800	—
Depreciation	555,762	899,018	373,453	565,304

Adjusted EBITDA (Non-GAAP)(1)	(29,436,511)	(20,818,083)	(14,047,358)	4,897,483

(1)
The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

        The following table presents our summary consolidated balance sheet data for the periods indicated:

	As of December 31,		As of June 30, 2018
	2016	2017	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	41,056,314	26,720,158	27,688,814	27,688,814	76,861,094
Total current assets	47,870,981	43,738,752	47,809,725	47,809,725	96,982,005
Total assets	49,353,697	46,261,022	51,008,954	51,008,954	100,181,234
Total liabilities	13,454,721	14,814,770	17,133,948	17,133,948	17,133,948
Convertible redeemable preferred shares	136,455,592	156,367,810	156,367,810	—	—
Total shareholders' (deficit) equity	(100,556,616)	(124,921,558)	(122,492,804)	33,875,006	83,047,286

(1)
The summary consolidated balance sheet data as of June 30, 2018 are presented on a pro forma basis to reflect (i) the re-designation of all the 246,224,465 issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares on a one-for-one basis upon the completion of this offering; (ii) the re-designation of the remaining 652,169,225 issued and outstanding ordinary shares and 2,079,938,011 issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering.

(2)
The summary consolidated balance sheet data as of June 30, 2018 are presented on a pro forma as adjusted basis to reflect (i) the re-designation of all the 246,224,465 issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares on a one-for-one basis upon the completion of this offering; (ii) the re-designation of the remaining 652,169,225 issued and outstanding ordinary shares and 2,079,938,011 issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; (iii) the sale of 217,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        The following table presents our summary consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	(19,799,666)	4,539,916
Net cash used in investing activities	(831,393)	(1,758,412)	(1,102,408)	(948,043)
Net cash provided by (used in) financing activities	51,306,960	14,401,620	13,694,494	(1,101,895)

Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	(7,207,580)	2,489,978
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	41,344,623	27,026,240
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561	543,542	(1,827,404)

Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	34,680,585	27,688,814

Summary Operating Data

        The following charts show the average DAUs and MAUs of our global portfolio products for each of the months indicated.

DAUs—TouchPal Smart Input (daily average over the month of)	DAUs—Other Global Portfolio Products (daily average over the month of)
(in millions)	(in millions)

MAUs—TouchPal Smart Input	MAUs—Other Global Portfolio Products
(in millions)	(in millions)

RISK FACTORS

        An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we fail to maintain or expand our user base, or if user engagement with our products declines, our business, financial condition and operating results may be materially and adversely affected.

        The size of our active user base and the level of users' engagement with our products are critical to our success. Our global product portfolio had an average of 132.6 million DAUs in June 2018, which grew from 75.6 million DAUs in June 2017, representing 75.3% year-on-year growth. Our financial performance has been and will continue to be significantly affected by our ability to grow and engage our active user base. As the size of our user base increases and our business enters a more mature stage of development over time, the growth rate of our user base may decline or become flat as a result of market saturation. In addition, we may fail to maintain or increase our user base or our users' engagement if, among other things:

  •
  we fail to innovate or develop new products and services that provide relevant content and satisfactory experience to, or are favorably received by, our users;

  •
  we fail to respond to or adopt evolving technologies for product development on a timely and cost-effective basis;

  •
  we fail to successfully market and monetize our existing and new mobile applications throughout their life cycles;

  •
  we fail to develop products that are compatible with existing or new mobile devices, mobile operating systems or their respective upgrades;

  •
  we fail to maintain or improve our technology infrastructure and security measures designed to protect our users' personal privacy and data security;

  •
  we lose users to competing products and services or due to concerns related to personal privacy and data security or other reasons;

  •
  we fail to successfully implement our strategies related to the continued expansion of our global user base; or

  •
  we are required by existing or new laws, regulations or government policies to implement changes to our products or services that are adverse to our business.

        If we are unable to maintain or increase our user base and user engagement, our advertising services may become less attractive to our advertising customers, which may have a material and adverse impact on our business, financial condition and operating results.

We generate substantially all of our revenues from advertising. Our failure to attract or retain advertising customers, or a reduction in their spending with us, could seriously harm our business, operating results and growth prospects.

        We generated 90.4%, 93.8% and 96.4% of our revenues from mobile advertising services in 2016, 2017 and the six months ended June 30, 2018, respectively. Advertisers purchase advertising services either directly from us or through third-party advertising exchanges and advertising agencies. Our advertising customers, including advertisers and advertising exchanges and agencies, typically do not have long-term contractual arrangements with us. They may be dissatisfied with our advertising services or perceive our advertising services as ineffective. In addition, new advertising formats emerge from time to time and customer preferences can change. We may not be able to adapt our products and services to future advertising formats or changing customer preferences on a timely and cost-effective basis.

        We compete for advertising customers not only with other providers of digital advertising spaces, but also with other types of platforms and advertising service providers such as newspapers, magazines, billboards, television and radio. Some of our competitors have access to considerably greater financial and other resources for expanding their product offerings and present considerable challenges to gaining and maintaining additional market share.

        If we fail to deliver advertising services in an effective manner, or if our advertising customers believe that placing advertisements through our products and services does not generate a competitive return when compared to placing advertisements through our competitors' products, they may not continue to do business with us or they may only be willing to advertise with us at reduced prices. If our existing advertising customers reduce or discontinue their advertising spending with us, or if we fail to attract new advertising customers, our business, financial condition and results of operations could be materially and adversely affected.

We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues.

        We generate a large portion of our mobile advertising revenues from a limited number of third-party advertising exchanges and advertising agencies. Our top two advertising customers, which are advertising exchanges, accounted for approximately 38.5% of our total revenues in 2017. Our dependence on a limited number of advertising exchange customers increases their bargaining power and the need for us to maintain good relationships with them. The major advertising customers we work with typically offer standard terms and conditions that govern their contractual relationships with us. These standard terms and conditions in general allow either side to terminate the contractual relationship for any reason or no reason at all and with minimal notice and they generally do not provide for payment of any termination or compensatory fees. If any of these advertising customers we work with ceases to do business with us for any reason or alters its standard terms and conditions to our disadvantage, or if we fail to collect any significant amount of account receivables from these advertising customers, our business, financial conditions and operating results may be materially and adversely affected.

        We provide sales rebates to certain PRC domestic advertising agencies in order to maintain good relationships with them and to incentivize them to maximize the volume of branding advertising business that they bring to us. In order to maintain the appropriate level of incentives for those advertising agencies, we may continue to incur expenses from providing such sales rebates, which could have an adverse effect on our financial conditions and operating results.

We rely on our business collaborations with third parties, including mobile device manufacturers and major digital distribution platforms, to maintain and expand our user base. Our failure to maintain good relationships with these business partners may materially and adversely affect our business and operating results.

        We collaborate with various business partners to promote our products and enlarge our user base. We collaborate with mobile device manufacturers for the pre-installation of TouchPal Smart Input on new mobile devices as one way to distribute our product and to acquire users. There can be no guarantee that mobile device manufacturers will continue to pre-install TouchPal Smart Input or will agree to pre-install any of our other mobile applications on their devices. In addition, we use third-party digital distribution platforms such as Google Play and Apple App Store to distribute our mobile applications to users. The promotion and distribution of our mobile applications are subject to such digital distribution platforms' standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these platforms. If we are unable to maintain good relationships with our business partners or the business of our business partners declines, the reach of our products and services may be adversely affected and our ability to maintain and expand our user base may decrease. Most of the agreements with our business partners, including mobile device manufacturers and digital distribution platforms, do not prohibit them from working with our competitors or from offering competing services. If our partner distribution platforms change their standard terms and conditions in a manner that is detrimental to our business, or if our business partners decide not to continue working with us or choose to devote more resources to supporting our competitors or their own competing products, we may not be able to find a substitute on commercially favorable terms, or at all, and our competitive advantages may be diminished.

We have significant international operations and plan to continue expanding our operations globally. We may face challenges and risks presented by our growing global operations, which may have a material and adverse impact on our business and operating results.

        We are headquartered in China and provide our products and services to a global user base. We intend to continue the international expansion of our business operations and grow our user base globally. In June 2018, the user base of our global product portfolio reached an average of 132.6 million DAUs located in more than 240 countries and regions. The headquarters of our major advertising customers are located in the U.S. and China and therefore substantially all of our advertising revenues in 2016 and 2017 were derived from the U.S. and China.

        We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both developed and emerging markets. Our continued international operations and global expansion may expose us to a number of challenges and risks, including:

  •
  challenges in developing successful products and implementing effective marketing strategies that respectively target mobile internet users and advertising customers from various countries and with a diverse range of preferences and demands;

  •
  difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;

  •
  local competition;

  •
  difficulties in integrating and managing potential foreign acquisitions or investments;

  •
  compliance with applicable laws and regulations in various countries worldwide, including but not limited to internet content requirements, data security and data privacy requirements, intellectual property protection rules, exchange controls, and cash repatriation restrictions;

  •
  fluctuations in currency exchange rates;

  •
  political, social or economic instability in markets or regions in which we operate; and

  •
  compliance with statutory equity requirements and management of tax consequences.

        Our business, financial condition and results of operations may be materially and adversely affected by these challenges and risks associated with our global operations.

Our product development and monetization strategies are highly dependent on our technology capabilities and infrastructure. If the amount of user data generated on our products declines, or if we fail to enhance or upgrade our technologies at a competitive pace, the effectiveness of our business model may be harmed and our operating results may be materially and severely affected.

        We depend on our technological capabilities and infrastructure to analyze our users' preferences and needs and to generate valuable user insights. Active users of our products generate a large amount of data across our applications and in a variety of use cases on a daily basis. The data generated by our users lays the foundation for us to build our user profiles. By analyzing such user data with our big data analytics, AI and other relevant technologies, we aim to understand our users' interests and needs for content in order to develop products that deliver relevant content catering to their interests and needs. Therefore, the effectiveness of our product development and monetization strategies is dependent on our ability to obtain and process data and to refine the algorithms used in processing such data. If we fail to maintain and expand the user base of our products to continually generate large amounts of user data, or if we fail to keep up with the rapid development and upgrade of big data analytics, AI and other relevant technologies on a timely and cost-effective basis, we may not be able to effectively grow and monetize our products, and our business and operating results may be materially and adversely affected.

We may not be able to sustain our historical growth and maintain the effectiveness of our monetization.

        We have grown significantly over a relatively short period. Over the past two and a half years, we have experienced rapid growth of the number of DAU and MAU of our global portfolio products. At the same time, our net revenues grew rapidly from US$11.0 million in 2016 to US$37.3 million in 2017, and from US$9.1 million for the six months ended June 30, 2017 to US$50.3 million for the same period of 2018. Our advertising revenue increased by 251.5% from US$10.0 million in 2016 to US$35.0 million in 2017, and increased by 453.1% from US$8.8 million for the six months ended June 30, 2017 to US$48.5 million for the same period of 2018. We may not be able to sustain a rate of growth in future periods similar to what we experienced in the past.

        In addition, growing our revenue in the future depends on successfully building our global portfolio products besides TouchPal Smart Input. We monetize our user base primarily through mobile advertising. Advertising revenue derived from TouchPal Smart Input is estimated to have accounted for approximately 55%, 49% and 26% of our total advertising revenue in 2016, 2017 and the six months ended June 30, 2018, respectively, and advertising revenue derived from our other global portfolio products to have accounted for nil, approximately 20% and 53% in 2016, 2017 and the six months ended June 30, 2018, respectively. We expect that the share of revenues generated from our global portfolio products besides TouchPal Smart Input to increase in the future. If we are unable to build new products which are attractive to users, our ability to effectively monetize our advertising services and grow our revenues may be materially impacted.

If we fail to correctly anticipate user preferences and develop and commercialize new products and services, we may fail to attract or retain existing users, the lifecycles of our mobile applications may end prematurely and our operating results may be materially and adversely affected.

        Our success depends on our ability to maintain, grow and monetize our user base, which in turn depends on our ability to continually develop and commercialize new mobile applications, introduce new features or functions to our existing mobile applications and provide users with high-quality content and an enjoyable user experience. This is particularly important since the mobile internet industry is characterized by fast and frequent changes, including rapid technological evolution, shifting user demands, frequent introductions of new products and services, and constantly evolving industry standards, operating systems and practices. We launched our super app and first mobile application, TouchPal Smart Input, in 2008, and have launched 15 other global portfolio products as of June 30,

2018. In June 2018, the user base of our global product portfolio reached an average of 132.6 million DAUs, and we intend to continue developing new products and services to attract more users who match our targeted profiles in the future. Our ability to roll out new or enhanced products and services depends on a number of factors, including timely and successful research and development efforts by us as well as correctly analyzing and predicting users' interests and demands for content using our AI and big data analytical capabilities. If we fail to correctly analyze and predict users' interests and demands for content, fail to cater to the anticipated needs and preferences of users, or fail to provide a superior user experience, our existing and new mobile applications may suffer from reduced user traffic or be unsuccessful in the market and our user base may decrease which in turn may impact our ability to earn advertising revenue. There can be no assurance that our new products and services will generate revenues or profits and we may not be able to recoup the investments and expenditures involved in such development. Our interim results may also experience significant fluctuations as we continue to invest in the development of new products and services.

        In addition, as a result of rapidly evolving user preferences, our existing mobile applications may reach the end of their lifecycles prematurely. There can be no assurance that we will be able to correctly predict the lifecycles of our new mobile applications, our estimates regarding the lifecycles of our existing mobile applications may turn out to be incorrect, and our business, financial condition and results of operations may be materially and adversely affected.

We had a net loss for the years ended December 31, 2016 and 2017 and we may not be able to become profitable in the foreseeable future.

        For the years ended December 31, 2016 and 2017, we had a net loss of US$30.7 million and US$23.7 million, respectively, and negative cash flows from operations of US$28.4 million and US$28.0 million, respectively. Although we achieved net income of US$3.5 million in the six months ended June 30, 2018, we may not continue to be profitable. As of June 30, 2018, we had an accumulated deficit of US$123.4 million. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, the effectiveness of our monetization strategy, market competition, macro-economic and regulatory environment. We also expect our costs to increase in the future as we continue to expand our operations internationally and to increase our investments in research and development. As a result, we may continue to generate net losses and negative cash flows from operations for the foreseeable future.

Our advertising services may display advertisements when our products are in use, or insert promoted marketing messages into users' feeds, which may negatively affect user experience and may lead to a decline in user engagement and, in turn, a reduction in revenues generated from our advertising services.

        We primarily generate revenues by distributing advertisements to targeted audience through our products. Advertisements are displayed in various formats when users launch or exit our products, in our theme stores or in-app stores, and in customized news feeds, among others. See "Business—Monetization." It is important for us to balance the frequency, prominence, size and content of advertisements that we display against ensuring a favorable user experience of our products. If our users find the advertisements displayed irrelevant, disturbing or negatively affecting their user experience of our products, they may become less engaged or stop using our products altogether. Furthermore, if advertisements contain controversial, false or misleading content, or the marketing messages we display or the products or services we advertise result in negative emotions or associations in our users, the user experience of our products could be diminished, our financial results could suffer and our reputation could be damaged. If we are unable to deliver advertisements in a way that is acceptable or favorable to our users, our users may not maintain the current level of engagement, and our advertising customers may perceive our advertising services as ineffective in generating a competitive return for them. As a result, our revenues may decline and our business, financial conditions and operating results may be materially and adversely affected.

Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties.

        Recently, companies' practices regarding collection, use, retention, transfer, disclosure and security of user data have been, and continue to be, the subject of enhanced regulations and increased public scrutiny. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. Moreover, certain of our users, particularly those in the United States and Europe, may have strong expectations for the level of privacy afforded to their personal data and the content of their communications. Further, the developing requirements around clear and prominent privacy notices (including in the context of obtaining informed and specific consent to the collection and processing of personal data, if applicable) can potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users' privacy-related rights may also impair users' trust in our privacy practices and make them reluctant to give their consent to share their data with us.

        Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. Additionally, the U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Finally, in China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which the law would apply and violations would be found. See "Regulation—Regulations Relating to Personal Privacy and Data Protection."

        Outside of the U.S. and the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

        In order for us to maintain or become compliant with applicable laws as they come into effect, it may require substantial expenditures on resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis would impose significant burdens and costs on our operations or may require us to alter our business practices. While we strive to protect our users' privacy and data security and to comply with material data protection laws and regulations applicable to us, it is possible that our practices are, and will continue to be, inconsistent with certain regulatory requirements. Our international business expansion could be adversely affected if these laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or that requires changes to these practices. In particular, the large amount of user data generated on and collected from our products has been, and will continue to be, critical for our business model, including to enable us to understand our users' interests and demands for content, improve their user experience with our products and services and deliver targeted advertising. Therefore, if these laws and regulations materially limit our ability to collect and use our users' data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base will be impaired. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Furthermore, any of the foregoing consequences could damage our reputation and discourage current and potential users from using our mobile applications. In addition, as users' expectations and regulatory attitudes with respect to personal privacy and data security continue to evolve, future regulations on the extent to which personal information and user-generated data can be used by us or shared with third parties may adversely affect our ability to leverage and derive economic value from the data that our users generate and share with us, which may limit our ability to carry out targeted advertising and thereby result in a decline in the mobile advertising revenues upon which our revenues are dependent.

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users' data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

        We collect, store, transmit and process a large volume of personal and other sensitive data generated by our users through their interactions with our products. Although we have taken various security measures and adopted robust internal policies to protect our users' personal privacy and data security, we may nevertheless be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Given the size of our user base, and the types and volume of personal data on our systems, we believe that we may be a particularly attractive target for security breaches and cyber-attacks. Our efforts to protect our data may be unsuccessful due to software "bugs", system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our users' data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users' data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. In addition, as our data centers and servers are dispersed around the world, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

We have been and may continue to be subject to notices or complaints alleging our infringement of copyrights and delivery of illegal or inappropriate content through our products, which could lead to suspension or removal of such products from digital distribution platforms, a decrease of our user base, and a significantly adverse impact on our financial results and our reputation.

        In the ordinary course of our business, we and digital distribution platforms, such as Google Play and Apple App Store, have received, and may from time to time in the future receive, notices or complaints from third parties alleging that certain of our products infringe copyrights, deliver illegal, fraudulent, pornographic, violent, bullying or other inappropriate content, or otherwise fail to comply with applicable rules and regulations. Upon receipt of such notices or complaints, those digital distribution platforms may suspend or remove such products from such platforms. The processes for appealing such suspensions and removals with those platforms could be time-consuming, and we cannot guarantee that our appeals will always prevail or that any such suspended or removed application will be made available again. Such suspensions and removals of our products could lead to a decrease of our user base and, if they occur frequently and/or in a large scale, could significantly adversely affect our reputation, business operation and financial performance.

Our products and internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected.

        Our products and internal systems rely on numerous proprietary and licensed software that is highly technical and complex. In addition, our products and internal systems depend on the ability of certain software to encrypt, store, retrieve, process, and manage large amounts of data. The software on which we rely now or in the future may contain undetected errors, bugs, or vulnerabilities that may not be discovered until after the relevant source code is released and examined. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users of our products, delay product introductions or enhancements, compromise our ability to protect the data of our users and/or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could materially and adversely affect our business and operating results.

The industry in which our business operates is highly competitive. If we fail to compete effectively, our business will suffer.

        We face intense competition in every aspect of our business, including competition for users, usage time, advertising customers, technology, and highly-skilled employees. Our TouchPal Smart Input competes primarily with default mobile device input methods, including Gboard, Samsung mobile keyboard and Apple's default mobile device input method, as well as other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey. Our other global portfolio applications such as HiFit and AhaCall compete with applications of the same or a similar kind. Talia may face competition from other intelligent personal assistant products such as Apple's Siri, Amazon's Alexa, Microsoft's Cortana and Google's

Assistant if we further develop Talia into an independent mobile application not integrated with TouchPal Smart Input. In addition, we compete with all major internet companies for user attention and advertising spend.

        We compete with other developers of mobile applications for users, usage time and advertising customers on the basis of quality, features, availability and ease of use of products and services, and the number and quality of advertising distribution channels. We also compete with other developers for talented employees with technological expertise that is crucial for the sustained development of successful products and services. Our competitors may operate with more efficient business models and cost structures. They may prove more adaptable to new technological and other market developments than we are. Many of our competitors are larger and more established companies and may have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sales and support of their products and services. They may allow our competitors to respond to new or emerging technologies and changes in market requirements better than we can. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. These products, features, and services may undertake more far-reaching and successful product development efforts or marketing campaigns. As a result, our competitors may acquire and engage users at the expense of our user growth or engagement, which may seriously harm our business. If we cannot effectively compete, our user engagement may decrease, which could make us less attractive to users, advertisers and seriously harm our business and have a material and adverse impact on our business, operating results and growth potential.

Our mobile applications are mainly designed for Android operating systems. A decrease in the popularity of Android operating systems may materially and adversely affect our business and operating results.

        Our business is dependent on the compatibility of our products with popular mobile operating systems that we do not control, including Android and iOS operating systems. Most of our mobile applications are designed to operate on the Android operating system. Any significant decline in the overall popularity of the Android ecosystem or Android devices could materially and adversely affect the demand for, and revenues generated from, our mobile applications. There can be no assurance that the Android ecosystem will grow in the future and at what growth rate. Another operating system for mobile devices may replace Android and decrease its popularity, especially considering the constantly evolving nature of the mobile internet industry. To the extent that our mobile applications continue to mainly support Android devices, our mobile business could be vulnerable to any decline in popularity of the Android operating system or Android devices. In addition, any changes, bugs, or technical issues in Android operating system may degrade our products' functionality and limit our ability to deliver, target, or measure the effectiveness of ads, or to charge fees related to our delivery of ads, which may have an adverse impact on our business and operating results.

User growth and engagement depend upon effective interoperation of our products with mobile devices, operating systems and standards that we do not control.

        Our products and services are available across a variety of mobile devices and mobile operating systems. In order to deliver high quality products and services to a broad spectrum of mobile internet users, it is important for our products and services to work well with a range of mobile devices, operating systems, networks and standards that we do not control, including Android and iOS operating systems. Any changes in such devices or operating systems that degrade the functionality of our products and services would affect our users' experience with our products. If we fail to develop relationships with the key participants in the mobile internet industry and mobile advertising industry, or if we fail to maintain the effective interoperation of our products and services with these mobile devices, operating systems, networks and standards, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results.

        We may display third-party content, such as videos, pictures and other works, on our mobile applications without the explicit consent from such third party, and we may further explore market opportunities in the content-related business. Our users may misuse our products to disseminate content that contains inappropriate, fraudulent or illegal information or that infringes the intellectual property rights of third parties. We have implemented control measures and procedures to detect and block inappropriate, fraudulent or illegal content or activities uploaded to or conducted through our products, particularly those that violate our user agreements or applicable laws and regulations. However, such procedures may not be sufficient to block all such content uploads or activities in real time due to the large volume of user activities and the real-time nature of certain content streams, such as our live video function. Despite the procedures and measures we have taken, if the content displayed on our products are found to be fraudulent, illegal or inappropriate, we may suffer a loss of users and damage to our reputation. In response to any allegations of fraudulent, illegal or inappropriate activities conducted through our mobile applications or any negative media coverage about us, government authorities may intervene and hold us liable for non-compliance with laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue certain features and services provided by our mobile applications or to temporarily or permanently disable such mobile applications. If any of such events occurs, our reputation and business may suffer and our operating results may be materially and adversely affected.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

        We regard our patents, copyrights, trademarks, trade secrets, and other intellectual property as critical to our business. Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation. We rely on a combination of intellectual property laws and contractual arrangements to protect our proprietary rights. It is often difficult to register, maintain, and enforce intellectual property rights in countries with less developed regulatory regimes or inconsistent and unreliable enforcement mechanisms. Sometimes laws and regulations are subject to interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. In addition, our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China and other jurisdictions in which we operate. Detecting and preventing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce or protect our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. For a detailed description of such a litigation, see "Business—Legal Proceedings." In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors.

We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings, and reputational harm.

        The success of our business relies on the quality of our products, which in turn depends on the underlying software and related technology, including big data analytics and AI technology. The protection of such software and related technologies primarily relies on intellectual property rights including patents and trade secrets. Meanwhile, for the purpose of our business expansion, we may from time to time display third-party content, such as videos, pictures and other works, on our mobile applications without acquiring the explicit consent from such third party. Third parties, including our competitors, may assert claims against us for alleged infringements of their patents, copyrights, trademarks, trade secrets and internet content. The lengthy application procedures of software-related patents may lead to uncertainty on our intellectual property rights to our self-developed software because it increases the likelihood that there are pending patent applications whose priority dates pre-date the development of our own software that is identical or substantially similar to the software subject of the pending patent application. We have been subject to patent disputes, and expect that we may increasingly be subject to patent infringement claims as our products and monetization model expand in market share, scope and complexity.

        Intellectual property claims against us, whether meritorious or not, are time consuming and costly to resolve, could divert management attention away from our daily business, could require changes of the way we do business or develop our products, could require us to enter into costly royalty or licensing agreements or to make substantial payments to settle claims or satisfy judgments, and could require us to cease conducting certain operations or offering certain products in certain areas or generally. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. While we believe that our products do not infringe in any material respect upon any intellectual property rights of third parties, we cannot be certain that this is the case.

        In addition, in any potential dispute involving our patents or other intellectual property, our advertising customers and business partners could also become the target of litigation. We have certain contractual obligations to indemnify our advertising customers and the mobile device manufactures that pre-install our products on their devices for liability that they may incur based on third-party claims of intellectual property infringement for the use of our products or technology. Many of our collaboration contracts with mobile device manufacturers provide for a cap on our indemnity obligations. In addition, in the event of any such claims, our advertising customers or business partners may decide not to use our products in the future, which could harm our financial condition and operating results. For example, one mobile device manufacturer that pre-installs input methods on its mobile devices, including our TouchPal Smart Input under a license agreement with us, was sued by a multinational company in the United States in 2015. The plaintiff alleged that, among others, certain feature of the input methods installed on the mobile devices produced and sold by the defendant infringed on the plaintiff's input-related patent. In late 2016, a third party requested that the Patent Trial and Appeal Board of the United States Patent and Trademark Office, or PTAB, to initiate inter partes review (IPR) proceedings against the input-related patent claim of the plaintiff and to invalidate such patent. The IPR request has been granted by the PTAB in 2016 and another third party joined the IPR proceedings as a petitioner in 2017. The patent litigation and the IPR proceedings remain at the preliminary stages. If both the PTAB and the court decide in favor of the plaintiff, the defendant may be ordered to pay damages to compensate the plaintiff for infringement on this patent, and therefore we may have to compensate the losses suffered by the defendant pursuant to our indemnity obligations under our license agreement with the defendant. In addition, if the plaintiff succeeds in its claim, we would need to obtain its license for using the patented technology and to pay license fees, or remove the related feature from our TouchPal Smart Input, either of which may adversely affect our business and financial conditions.

        Finally, we may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, there can be no assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop for us.

If we fail to obtain or maintain the requisite licenses and approvals, or otherwise fail to comply with the rules and regulations applicable to our business operations in and outside China, or if we are required to apply for new licenses and approvals which are time-consuming or costly to obtain, our business and operating results may be materially and adversely affected.

        We are incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. We primarily conduct our business through our subsidiaries and consolidated affiliated entities incorporated in Hong Kong and mainland China. However, because our products and services are used worldwide, one or more other jurisdictions may claim that we are required to comply with their laws based on the location of our offices and staff, commercial operations, equipment or our users.

        The internet industry, including the mobile internet industry, is highly regulated in China. Our VIEs are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services to our users. In addition to PRC laws and regulations, we face additional regulatory risks and costs outside of China as a substantial portion of our active users and revenues are from markets outside of China. We are subject to a variety of laws and regulations in China and foreign jurisdictions that involve matters central to our business, including but not limited to privacy and data protection, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, national security, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, and economic or other trade prohibitions or sanctions. The introduction of new products, services or expansion of our business in certain jurisdictions may subject us to additional laws and regulations. Furthermore, PRC and foreign laws and regulations are constantly evolving and can be subject to significant change from time to time. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving mobile internet industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There can be no assurance that we will not be found in violation of any future laws and regulations or violation of any of the laws and regulations currently in effect due to changes in the relevant authorities' implementation or interpretation of such laws and regulations.

        Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Radio and Television (previously known as the State Administration of Press, Publication, Radio, Film and Television), or SART, the Ministry of Culture and Tourism (previously known as the Ministry of Culture), or MCT, the Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the Cyberspace Administration of China, jointly regulate all major aspects of the internet industry, including mobile internet businesses. Operators in this industry must obtain various government approvals and licenses for relevant internet or mobile business.

        The operation of our TouchPal Phonebook in China may require additional licenses and failure to obtain such licenses could subject us to severe penalties. Our TouchPal Phonebook provides VoIP services which enable our users to make calls to other users of this application or other mobile phone devices. We have obtained the value-added telecommunications service business operation license, or VAT License, with a service scope of information services, domestic multiparty communication services, real-time information communication and domestic call center business. According to the PRC Telecommunications Regulations and other relevant laws and regulations, we may be required to obtain a basic telecommunications business service business operating license for our services to facilitate calls between users of the application and other mobile phone devices through internet and telecommunication network. Our TouchPal Phonebook also delivers personalized content to users, including live broadcasting, news and videos. According to the Administrative Provisions for the Internet Audio-Video Program Service jointly issued by SART and MIIT in 2007 and amended in August 2015, we may be required to obtain the internet audio-video program transmission license for displaying videos in TouchPal Phonebook. According to the Administrative Regulations for Internet News Information Services promulgated by the CAC in 2017, we may be required to obtain the internet news information service license for dissemination of political and other news. In addition, according to the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, promulgated by the Ministry of Culture and Tourism of the PRC in 2011, Shanghai Chubao, which operates our live broadcasting business on the TouchPal Phonebook, may be required to update its online culture operating permit to include the operation of live broadcasting business. We intend to transfer our live broadcasting business in the near future from Shanghai Chubao to one of our VIEs which holds an online culture operating permit covering the operation of live broadcasting business. If we fail to obtain or maintain any of the required licenses or approvals, make any necessary filings, fail to complete the intended live broadcasting business transfer, or otherwise fail to comply with the applicable laws and regulations, we may be subject to various penalties, such as confiscation of revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and operating results.

        Our international VoIP application, AhaCall, may be subject to laws, regulations and policies related to internet communications of multiple jurisdictions. These laws, regulations and policies may not specifically address the issues related to internet and its related technologies, and their interpretation and application remain largely uncertain. The laws, regulations and policies in certain countries may restrict the use of VoIP products, block access to such products or impose extensive regulatory requirements on operations of such products. We cannot be certain that we are currently in compliance with regulatory or legal requirements in the numerous countries in which AhaCall is available for download and use. Regulators may disagree with our interpretations of existing laws or regulations or the applicability of such laws or regulations to our business, or they may alter their view of the products and services we provide, due to a change in laws or regulations or a change in the interpretation of existing laws or regulations or otherwise. Our failure to comply with existing or future regulatory requirements could materially and adversely affect our business, financial condition and operating results.

Some of our mobile applications contain open source software, which may pose risks to our proprietary software.

        We use open source software in our products and services and expect to continue to use open source software in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to sell or distribute our mobile applications. Additionally, we may from time to time face threats or claims from third parties claiming ownership of, or demanding release of, the alleged open source software or derivative works we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These threats or claims could result in litigation and could require us to make our source code freely available, purchase a costly license or cease offering the implicated mobile applications unless and until we can re-engineer them to avoid infringement. Such a re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, our use of certain open source software may lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Additionally, because any software source code we contribute to open source projects is publicly available, our ability to protect our intellectual property rights with respect to such software source code may be limited or lost entirely, and we are unable to prevent our competitors or others from using such contributed software source code. Any of these risks could be difficult to eliminate or manage and, if not addressed, could adversely affect our business, financial condition and operating results.

Our business depends on a number of key employees, including our executive officers and other employees with key technical skills and knowledge. If we fail to hire, retain, or motivate our key employees, our business and operating results may be materially and adversely affected.

        We depend on the continued contributions of our executive officers and other key employees, including those with key technological expertise, many of whom are difficult to replace. Any loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified employees in and outside China is intense. Some of the companies with which we compete for experienced employees may have greater resources than we do and may be able to offer more attractive terms of employment. Our future success is dependent on our ability to attract a significant number of qualified employees and retain our existing key employees. If our key employees cease to work for us, our business may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel to replace them.

        Although we have entered into confidentiality and non-compete agreements with our key employees, our key employees may join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. We commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for our competitors.

Our failure to effectively manage our growth or implement our business strategies may harm our business and operating results.

        We have experienced rapid growth in the number of active users, and we plan to continue to expand our product offerings in the global market. Managing our growth requires allocation of valuable management time and resources, and significant expenditures. As part of our strategy, we intend to continue making investments to expand our user base and increase user engagement, strengthen our research and development efforts, including AI and natural language processing technologies, and enhance our ability to deliver highly-targeted content. To execute our business plan and growth strategy, we need to continuously improve our operational and financial systems, procedures and controls, and hire, train, manage and maintain good relations with our employees. Continued growth could also strain our ability to maintain reliable service levels for our users, advertising customers and business partners. We have limited operational experience in managing the business at the current scale and we cannot assure you we will be able to maintain the current level of growth rate in the future.

From time to time we may conduct strategic investments and acquisitions, which may require significant management attention, disrupt our business and adversely affect our financial conditions.

        We may take advantage of opportunities to invest in or acquire additional businesses, services, assets or technologies. However, we may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance any acquisitions. Acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could result in a diversion of resources away from our existing business. Investments and acquisitions could result in the use of substantial amounts of cash, increased leverage, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential liabilities of the acquired business. In addition, the invested or acquired assets or businesses may not generate the financial results we expect. Moreover, the costs of identifying and consummating these transactions may be significant. In addition to obtaining the necessary corporate governance approvals, we may also need to obtain approvals and licenses from relevant government authorities for the acquisitions and investments to comply with applicable laws and regulations, which could result in increased costs and delays.

We rely on our assumptions and estimates to calculate certain key operating metrics. Any real or perceived inaccuracies in our calculations may harm our reputation and negatively affect our business.

        The numbers of daily and monthly active users of our products are calculated using our internal data that has not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in accurately measuring usage and user engagement across our large user base. For example, we treat each mobile device or each application on a mobile device as a separate user for purposes of calculating our DAU and MAU, and we may not be able to distinguish individual users who use multiple applications from us or have multiple mobile devices. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using our products.

        We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in methodology. If our advertising customers, business partners or investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and our advertising customers and business partners may be less willing to allocate their spending or resources to our products, which could negatively affect our business and operating results.

Our operating results are subject to seasonal fluctuations due to a number of factors, any of which could adversely affect our business and operating results.

        We are subject to seasonality and other fluctuations in our business. Revenues from our mobile advertising services, which constituted substantially all of our revenues in 2017, are affected by seasonality in advertising spending in both international and China markets. We believe that such seasonality in advertising spending affects our quarterly results, resulting in the significant growth in our mobile advertising revenues between the third and the fourth quarters but a decline from the fourth quarter to the next quarter. Thus, our operating results for one or more future quarters or years may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of the ADSs may fluctuate significantly.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China and in other countries as well as the safety of our network and infrastructure.

        Our growth and expansion will depend in part on the reliability of state-owned telecommunications services providers in China and similar providers in other countries in maintaining and expanding internet and telecommunications infrastructure, standards, protocols, and complementary products and services.

        Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, which are under the administrative control and regulatory supervision of the MIIT. We rely on the internet infrastructure of China Mobile, China Unicom, and China Telecom to provide bandwidth and transmit data. Although the Chinese government has announced plans to develop China's national information infrastructure, this infrastructure may not be developed in time or at all, and the existing internet infrastructure in China may not be able to support the continued growth of internet usage. In addition, it is unlikely that we will have access to alternative networks and services on a timely basis, if at all, in the event of any infrastructure disruption or failure.

Users of our mobile applications may employ existing or new technologies to block advertisements placed by us, which may limit our ability to generate revenues from our advertising services.

        Existing or new technologies that can disable the display of our advertisements may impair the growth of our mobile advertising business. Most of our revenues are derived from fees paid to us by advertising exchange customers based on the effective price per impression, which is impacted by the number of our users' valid clicks, conversions, impressions delivered or other measurable results. If technologies capable of blocking advertisements on our products are adopted by a significant number of our users, we may not be able to continue delivering such advertisements to our users and our revenues may decrease. In addition, advertisers may choose not to advertise on or through our products in light of the perceived use by our users of advertisement-blocking measures, which may adversely affect our business and growth prospects.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers and our revenues may decline as a result.

        Our business is exposed to the risk of click-through fraud on our mobile applications. Click-through fraud occurs when a person clicks an advertisement displayed by us for a reason other than to view the underlying content of such advertisement. If we fail to detect significant fraudulent click-throughs or otherwise are unable to prevent significant fraudulent activity, the affected advertisers may experience a reduced return on their investment in our mobile advertising services and may lose confidence in the integrity of our systems. As a result, we may have to issue refunds to our advertisers and we may be unable to retain existing advertising customers and attract new advertising customers for our advertising services, and our mobile advertising revenues may decline. In addition, affected advertisers may commence legal action against us for claims related to click-through fraud. Any such claims or similar claims, regardless of their merit, could be time-consuming and costly for us to defend against and could also adversely affect our brand and operating results.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial or operating results. That strategy may produce results that do not align with investors' expectation and our stock price may be negatively affected as a result.

        Our growth depends on our ability to actively develop and launch new and innovative products and services. We intend to quickly adapt our products to changes in market trends and user needs, but we have no control over whether these adaptions will be well received by our users, advertising customers or business partners, and may result in unintended outcomes or consequences. We prioritize long-term user engagement over short-term financial results. For example, we monitor how our delivery of advertisements on our products affects our users' experience with the products and we may decide to decrease the number of advertisements placed on our products to ensure our users' satisfaction with our products. This could result in a loss of advertising customers and negatively impact our mobile advertising revenue. Our decisions may not be consistent with the short-term expectations of investors and may not produce the long-term benefits that we expect, in which case the maintenance and growth of our user base and user engagement, our relationships with advertising customers, and our business and operating results could be adversely and materially harmed.

We have granted, and may continue to grant, options, restricted shares units and other types of share-based incentive awards, which may result in increased share-based compensation expenses.

        We adopted a stock incentive plan in 2012 and a share incentive plan in 2018, as amended from time to time, for the purpose of granting share-based compensation awards to our directors, officers, employees and advisors to incentivize their performance and align their interests with ours. Expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued pursuant to share-based incentive awards will dilute the ownership interests of our shareholders, including holders of the ADSs. We believe the granting of share-based incentive awards is of significant importance to our ability to attract and retain key employees, and we plan to grant share-based incentive awards in the future. As a result, our share-based compensation expenses may increase, which may have an adverse effect on our results of operations.

If we fail to build, maintain and enhance our brands, or if we incur a disproportionate amount of expenses pursuing this effort, our business, operating results and prospects may be materially and adversely affected.

        We believe that maintaining and enhancing our brand is critical to expanding our user base and number of advertising customers. We also believe that maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not be able to do successfully in the future. We will also continue to experience media, legislative, or regulatory scrutiny of our decisions regarding user privacy, content, advertising, and other issues, which may adversely affect our reputation and brands. We also may fail to respond expeditiously to the sharing and uploading of objectionable content on our products and services or objectionable practices by advertising customers, or may fail to otherwise address user concerns, which could erode confidence in our brands. In addition, maintaining and enhancing our brands may require us to make substantial investments and these investments may not be successful. We promote our brand and products through online advertising networks, which primarily include Facebook Ads and Google AdWords. These branding and marketing efforts may not result in increased user traffic in a cost-effective way. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected. In addition, any negative publicity in relation to our mobile applications, regardless of its veracity, could harm our brands and reputation and, in turn, our business and financial results.

Pending or future litigation could have a material and adverse impact on our financial condition and operating results.

        We have been, and may continue to be, subject to lawsuits brought by our competitors, individuals, or other entities against us. For example, we may be involved in legal proceedings between us and the mobile device manufactures who had contractual arrangements with us with respect to the pre-installation of our products on their mobile devices. In addition, we have been involved in lawsuits brought by our competitors alleging the infringement of intellectual property from time to time. See "—We may be subject to intellectual property infringement lawsuits which could be expensive to defend and may result in our payment of substantial damages or licensing fees, disruption to our product and service offerings and reputational harm."

        Where we can make a reasonable estimate of the liability relating to pending litigation against us and can determine that an adverse liability resulting from such litigation is probable, we record a related contingent liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, due to the inherent uncertainties relating to litigation, the amount of our estimates may be inaccurate, in which case our financial condition and results of operation may be adversely affected. In addition, the outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which in turn may adversely affect our user base and adverting customer base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert our management's attention from operating our daily business. We may also need to pay damages or settle lawsuits with substantial amounts of cash, which may adversely affect our cash flow and financial conditions. While we do not believe that any currently pending proceedings are likely to have a material adverse effect on our business, financial condition, results of operations, and cash flows, if there were adverse determinations in legal proceedings against us, we could be required to pay substantial monetary damages or to materially alter our business practices, which could have an adverse effect on our financial condition and results of operations, and cash flows.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In auditing our consolidated financial statements for the fiscal years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness and two significant deficiencies in our internal control over financial reporting as well as other control deficiencies as of December 31, 2017, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

        The material weakness identified related to the lack of accounting personnel with requisite knowledge of U.S. GAAP and SEC financial reporting requirements, and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting."

        Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an "emerging growth company" as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our financial conditions and operating results.

        We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigation related to user-generated content uploaded to our mobile applications. See also "—We may be held liable for information or content displayed on, distributed by, retrieved from or linked to the mobile applications integrated into our products, which may adversely impact our brand image and materially and adversely affect our business and operating results." Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements.

        In addition, we may be impacted by lawsuits against our business partners, such as mobile devices manufacturers that have contractual arrangements with us. Although we have no control over the design, system, network or standard of the manufacturing of smartphones by these business partners, any lawsuits against them claiming infringement of intellectual property and any cessation of handset production resulting from such lawsuits may interrupt our collaborative operations and result in the reduction of our delivery of products and services to potential users.

We will be a "controlled company" within the meaning of the NYSE Listed Company Manual and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

        We are a "controlled company" as defined under the NYSE Listed Company Manual because Mr. Karl Kan Zhang owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We lease premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we will be able to successfully renew or find suitable premises to replace our existing premises upon expiration of the existing leases.

        We lease all premises used in our operations from third parties and we require the landlords' cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected. In addition, with respect to our leased premises, at the end of each lease term, we may need to negotiate an extension of the lease when the lease expires. If we are unable to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, we may be forced to relocate our offices, or the rental costs may increase significantly.

        Moreover, certain lessors have not provided us with valid ownership certificates or authorizations of sublease for our leased properties. Under relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such real estates were built illegally or failed to pass the inspection, such lease contracts may be recognized as void. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with owners or parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

        As of the date of this prospectus, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to liabilities resulting from third parties' challenges on our use of such properties. As a result, our business operations may be interrupted, and our financial condition and results of operations may be adversely affected.

We have limited business insurance coverage. Any interruption of our business may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our financial condition and operating results.

        Insurance products available in China currently are not as extensive as those offered in more developed economies. Consistent with customary industry practice in China, our business insurance is limited and we do not carry business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to obtain or maintain such insurance. Any uninsured damage to our systems or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our financial condition and results of operations.

We have not independently verified the accuracy or completeness of data, estimates, and projections in this prospectus that we obtained from third-party sources, and such information involves assumptions and liabilities.

        Certain facts, forecasts, and other statistics contained in this prospectus relating to the industry in which we operate have been derived from various public data sources and industry reports of third-party industry consultants. In deriving the market size of these industries, these industry consultants may have adopted different assumptions and estimates for certain metrics. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

        Industry data and projections involve a number of assumptions and limitations. Our industry data and market share data should be interpreted in light of the industries in which we operate. Any discrepancy in the interpretation of such data could lead to different measurements and projections, and actual results could differ from the projections.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business operations.

        Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in and outside China. Our business operations could be disrupted if any of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese or global economy or our business environment in particular. We are also vulnerable to natural disasters and other calamities, which may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, and may adversely affect our ability to provide advertising services through our products.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses, including the provision of internet information services. Specifically, foreign ownership of an internet information services provider may not exceed 50%. We are a company incorporated in the Cayman Islands and Shanghai Chule (CooTek) Information Technology Co., Ltd., which we refer to as Shanghai Chule or the WFOE, is our wholly-owned PRC subsidiary and therefore is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct our business in China through our consolidated affiliated entities, including Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, as our major PRC operating entity, and three other PRC domestic entities, based on a series of contractual arrangements by and among Shanghai Chule, our consolidated affiliated entities and their respective shareholders. As a result of these contractual arrangements, we exert control over our consolidated affiliated entities and consolidate or combine their operating results in our financial statements under U.S. GAAP. Our consolidated affiliated entities hold the licenses, approvals and certain key assets that are essential for our business operations.

        In the opinion of our PRC counsel, Junhe LLP, based on its understanding of the relevant PRC laws and regulations, the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their respective shareholders are valid, binding and enforceable under the existing PRC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of our PRC counsel. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among Shanghai Chule, our consolidated affiliated entities and their respective shareholders are determined as illegal or invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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  revoke our business and operating licenses;

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  levy fines on us;

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  confiscate any of our income that they deem to be obtained through illegal operations;

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  require us to discontinue or restrict operations;

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  restrict our right to collect revenues;

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  block our mobile applications;

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  require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

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  impose additional conditions or requirements with which we may not be able to comply; or

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  take other regulatory or enforcement actions against our group that could be harmful to our group's business.

        The imposition of any of these penalties may result in a material and adverse effect on our ability to conduct the business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of our consolidated affiliated entities or the right to receive their economic benefits, we would no longer be able to consolidate our consolidated affiliated entities. We do not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of our company, Shanghai Chule, or our consolidated affiliated entities.

We rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

        Due to the PRC restrictions or prohibitions on foreign ownership of internet and other related businesses in China, we operate our business in China through our consolidated affiliated entities, in which we have no ownership interest. We rely on a series of contractual arrangements with our consolidated affiliated entities and their respective shareholders, including the powers of attorney, to control and operate their business.

        Our ability to control the consolidated affiliated entities depends on the powers of attorney, pursuant to which Shanghai Chule can vote on all matters requiring shareholder approval in our consolidated affiliated entities. We believe these powers of attorney are legally enforceable but may not be as effective as direct equity ownership. These contractual arrangements are intended to provide us with effective control over our consolidated affiliated entities and allow us to obtain economic benefits from them. See "Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders" for more details about these contractual arrangements.

        Although we have been advised by our PRC counsel, Junhe LLP, that the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their respective shareholders are valid, binding and enforceable under existing PRC laws and regulations, these contractual arrangements may not be as effective in providing control over our consolidated affiliated entities as direct ownership. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. Such disputes do not include claims arising under the United States federal securities laws and therefore these arbitration provisions do not prevent you from pursuing claims arising under the United States federal securities laws. However, the legal system in China, particularly as it relates to arbitration proceedings, is not as developed as in other jurisdictions, such as the United States. See "—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us." There are very few precedents and little official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of arbitration should legal action become necessary. These uncertainties could limit our ability to enforce these contractual arrangements. In addition, arbitration awards are final and can only be enforced in PRC courts through arbitration award recognition proceedings, which could cause additional expenses and delays. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our consolidated affiliated entities. As a result, we may be unable to consolidate our consolidated affiliated entities in our consolidated financial statements, our ability to conduct our business may be negatively affected, and our business operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We may lose the ability to use and maintain the benefit of assets held by our consolidated affiliated entities that are important to the operation of our business if our consolidated affiliated entities declare bankruptcy or become subject to a dissolution or liquidation proceeding.

        Our consolidated affiliated entities hold certain assets that are important to our business operations, including the VAT License concerning information services, domestic multiparty communication services, real-time information communication and domestic call center services and the Online Culture Operating Permit. Under our contractual arrangements, the shareholders of our consolidated affiliated entities may not voluntarily liquidate our consolidated affiliated entities or approve them to sell, transfer, mortgage or dispose of their assets or legal or beneficial interests exceeding certain threshold in the business in any manner without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our consolidated affiliated entities, or our consolidated affiliated entities declare bankruptcy, or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Contractual arrangements we have entered into with our consolidated affiliated entities and their respective shareholders may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could significantly reduce our consolidated net income and the value of your investment.

        Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiary, our consolidated affiliated entities and their shareholders are not on an arm's length basis and therefore constitute favorable transfer pricing. As a result, the PRC tax authorities could require that our consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. Such an adjustment could adversely affect us by increasing our consolidated affiliated entities' tax expenses without reducing the tax expenses of our PRC subsidiary, subjecting our consolidated affiliated entities to late payment fees and other penalties for under-payment of taxes, and resulting in our PRC subsidiary's loss of its preferential tax treatment. Our consolidated results of operations may be adversely affected if our consolidated affiliated entities' tax liabilities increase or if it is subject to late payment fees or other penalties.

If the chops of our PRC subsidiary, our consolidated affiliated entities, are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

        In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, our consolidated affiliated entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

        The shareholders of our major consolidated affiliated entities include Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu. Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang and Jim Jian Wang are our co-founders, directors and executive officers. Haiyan Zhu is one of our early investors. In addition to these five individuals, Qiming Century (HK) Limited, Orange Capital Management and Qualcomm International, Inc are also the shareholders of Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., one of our consolidated affiliated entities which has ceased business operations. Conflicts of interest may arise between the roles of these persons as shareholders, directors or officers of our company and as shareholders of our consolidated affiliated entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that our directors and officers owe a fiduciary duty to our company to act in good faith and in the best interest of our company and not to use their positions for personal gain. The shareholders of our consolidated affiliated entities have executed powers of attorney to appoint Shanghai Chule, our PRC subsidiary, or a person designated by Shanghai Chule to vote on their behalf and exercise voting rights as shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, shareholders of our consolidated affiliated entities will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

        We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

        Under PRC laws and regulations, our wholly-owned subsidiary in the PRC, Shanghai Chule, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years' accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the board of director of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of a draft new PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

        In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, published a discussion draft of the Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company should be treated as an FIE. It specifically provides that entities established in China (without direct foreign equity ownership) but "controlled" by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth in a "negative list" to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment "restrictions" in the "negative list," the FIE must go through a MOFCOM pre-approval process.

        Under the draft Foreign Investment Law, variable interest entities, or VIEs, that are controlled via contractual arrangements would be deemed as FIEs if they are ultimately "controlled" by foreign investors, and any of their operations in the industry categories included in the "negative list" without MOFCOM pre-approval may be considered illegal. Conversely, for any companies with a VIE structure engaged in a "restricted" business included in the "negative list," the VIE structure may be deemed legitimate if it is ultimately controlled by PRC nationals. The draft Foreign Investment Law is not specific on what will happen to companies with an existing VIE structure.

        The internet content service, internet audio-visual program services and online culture activities that we conduct through our consolidated affiliated entities, which are our VIEs, are subject to foreign investment restrictions set forth in the Guidance Catalogue of Industries for Foreign Investment (2017

Revision) issued by the MOFCOM and the National Development and Reform Commission, or the Catalogue. It is unclear whether the new "negative list" under the draft Foreign Investment Law will be different from the relevant categories in the Catalogue. Substantial uncertainties exist with respect to the enactment timetable and final content of the draft Foreign Investment Law. To date, there is no timetable for the enactment of the draft Foreign Investment Law. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions to be taken by us, such as a MOFCOM pre-approval process, there is no assurance that we can obtain such pre-approval on a timely basis, or at all.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

        The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system evolves rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

        From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Content posted or displayed on our platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

        The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as "socially destabilizing" or leaking "state secrets" of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. For a detailed discussion, see "Regulation—Regulations Relating to Cyber Security."

        We operate one mobile application, TouchPal Phonebook, in China, which provide VoIP services as well as social media functions. We have implemented procedures to monitor the content displayed on our products in order to comply with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content and, if any of the content posted or displayed on our products is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

        We may also be subject to potential liability for any unlawful actions by our users on our products. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our platform, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third-party intellectual property rights. Even if we manage to identify and remove offensive content, we may still be held liable. As of the date of this prospectus, we have not received government sanctions in connection with content posted on our platform. However, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. To the extent that PRC regulatory authorities find any content displayed on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

Advertisements shown on our platform may subject us to penalties and other administrative actions.

        Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

        While we have made significant efforts to ensure that the advertisements shown on our platform are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, and results of operations and prospects.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

        Our principal offices are based in China. Accordingly, our operating results, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The

PRC government exercises significant control over China's economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

        Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective in January 2008 and amended in February 2017, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities' procedures.

        According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (d) more than half of the enterprise's directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

        Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

        In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a "resident enterprise"

in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a "resident enterprise," any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

        Although our offshore holding entity is not controlled by PRC enterprises or a PRC enterprise group and our revenues are primarily generated from business operations conducted outside of China, we cannot rule out the possibility that the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, which could subject our company or any of our non-PRC subsidiaries to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we may also be subject to PRC enterprise income tax reporting obligations.

        If the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ADSs.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

        Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiary is wholly owned by our Hong Kong subsidiary, CooTek HongKong Limited, or CooTek HK. Accordingly, CooTek HK may qualify for a 5.0% tax rate in respect of distributions from its PRC subsidiary. Under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on How to Understand and Recognize the "Beneficial Owner" in Tax Treaties on October 27, 2009, which limits the "beneficial owner" to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the "beneficial owner" status.

        Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to SAT Circular 60 which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiary.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

        We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

        In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. which replaced certain clauses of the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises' Equity Transfer Income issued by the SAT in December 2009. Pursuant to this bulletin, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

        There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7. In 2014, we repurchased certain number of ordinary shares in CooTek (Cayman) Inc. from an existing shareholder for the consideration of US$9.3 million. The existing shareholder undertook to make the necessary tax filings in relation to this repurchase by herself and to indemnify us against any losses arising from the failure to make such tax filings. However, we cannot assure you that, if the existing shareholder fails to make necessary tax filings, the tax authority would not require us to make such tax filings and even subject us to fines. As of the date of this prospectus, we have neither received any notice of warning nor been subject to any penalties or other disciplinary action from the relevant government authorities regarding such tax filing. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars.

China's M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress in August 2007 and effective in August 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, in February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, in August 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises with "national security" concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission, or NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet information services, online games, online audio-visual program services and related businesses requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to MOFCOM review.

        In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises "national defense and security" or "national security" concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary's ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

        In July 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        Karl Kan Zhang, Susan Qiaoling Li, Michael Jialing Wang, Jim Jian Wang and Haiyan Zhu, who directly or indirectly hold shares in CooTek (Cayman) Inc. and who are PRC residents, have completed the SAFE registration in connection with our financings and have committed to update their registration filings with SAFE under SAFE Circular 75 or Circular 37 when any changes should be registered under SAFE Circular 75 or Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary's ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options will be subject to these regulations upon the completion of this offering. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary.

        We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiary and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

        Most of these ways are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary filings with the MOFCOM and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our consolidated affiliated entities, which are PRC domestic company. Further, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in internet information services, online games, online audio-visual program services and related businesses.

        The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

        The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

        A majority of our costs and a certain percentage of our revenues are denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, our ADSs in U.S. Dollars. To the extent that we need to convert U.S. Dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. Dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. Dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. Dollar against the RMB would have an adverse effect on the U.S. Dollar amount available to us.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        The independent registered public accounting firm that issued the audit report included in this prospectus, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on major PRC-based accounting firms, including our independent registered public accounting firm, our financial statements could be determined not to be in compliance with the SEC requirements.

        Beginning in 2011, the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the "big four" accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in the PRC, had to be channeled through the China Securities Regulatory Commission, or the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the "big four" accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the SEC Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm's ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

        In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of their shares may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

Risks Related to Our ADSs and This Offering

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other mobile internet companies based in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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  variations in our revenues, earnings, cash flow and data related to our operating metrics;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new product and service offerings, solutions and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  financial projections that may be provided by us and changes to these projections;

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  detrimental adverse publicity about us, our products and services or our industry;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our operating results. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        Upon the completion of this offering, we will create a dual-class share structure such that our ordinary shares shall consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to twenty-five (25) votes per share based on our dual-class share structure. We will sell ADSs representing Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares

        Upon the completion of this offering, our chairman of the board of directors and chief architect, Karl Kan Zhang will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately 7.7% of our total issued and outstanding share capital and 67.6% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See "Principal Shareholders." As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

        S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        We have applied to list our ADSs on the New York Stock Exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

If securities or industry analysts do not publish research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us, or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Future sale or the perception of a potential sale of substantial amounts of our ADSs could adversely affect our ADRs' market price.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 4,350,000 ADSs (equivalent to 217,500,000 Class A ordinary shares) outstanding immediately after this offering, assuming the underwriters do not exercise their over-allotment option. In connection with this offering, we and our officers, directors and existing shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

        Pursuant to our post-offering amended and restated memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

        Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or ordinary shares by such non-PRC resident enterprise investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC, unless a tax treaty or similar arrangement provides otherwise. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or ordinary shares are generally subject to 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and similar arrangements and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-PRC resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or similar arrangements with China may not qualify for benefits under such tax treaties or arrangements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

        A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of "passive" income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

        If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Tax Considerations") holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

        Our PRC counsel, Junhe LLP, has advised us that, based on its understanding of the current PRC laws and regulations, we are not required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) our wholly owned PRC subsidiary was established for accepting foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules, and no provision in the M&A Rules clearly classifies the contractual arrangements among Shanghai Chule, our consolidated affiliated entities and their respective shareholders as a type of transaction subject to the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

        We have adopted amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our planned dual-class voting structure gives disproportionate voting power to holders of the Class B ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman

Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary's right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and almost all of our assets are located outside of the United States. Substantially all of our daily operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States, and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we remain an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. In addition, pursuant to the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

        We cannot predict if investors will find our ADSs less attractive or our company less comparable to certain other public companies because we will rely on these exemptions and election. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

        As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs in directly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our mission and strategies;

  •
  our future business development, financial conditions and results of operations;

  •
  the expected growth of the mobile internet industry and mobile advertising industry;

  •
  the expected growth of mobile advertising;

  •
  our expectations regarding demand for and market acceptance of our products and services;

  •
  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Our Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The mobile internet industry and mobile advertising industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the mobile internet industry and mobile advertising industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$49.2 million, or approximately US$57.1 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$13.00 per ADS, the mid-point of the price range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$4.0 million, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

  •
  Approximately US$15.0 million for research and development, to continue to invest in our technological capabilities, particularly big data analytics and AI technology, and to develop new products and services;

  •
  Approximately US$15.0 million for sales and marketing efforts, including promotional activities for our products to acquire users; and

  •
  the balance for general corporate purposes, which may include working capital needs, and potential strategic acquisitions, investments and alliances.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See "Risk Factors—Risks Related to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree."

        Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiary only through loans or capital contributions and to our VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated affiliated entities and its subsidiaries, or to make additional capital contributions to our PRC subsidiaries."

 DIVIDEND POLICY

        Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

        We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations Related to Foreign Currency Exchange and Dividend Distribution."

        If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2018:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (i) the re-designation of all the 246,224,465 issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares on a one-for-one basis upon the completion of this offering; (ii) the re-designation of all of our remaining issued and outstanding ordinary shares and all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the re-designation of all the 246,224,465 issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares on a one-for-one basis upon the completion of this offering; (ii) the re-designation of all of our remaining issued and outstanding ordinary shares and all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately upon the completion of this offering and (ii) the sale of 217,500,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	US$	US$	US$
Convertible redeemable preferred shares:
Convertible redeemable preferred shares (US$0.00001 par value; 2,079,938,011 shares authorized, issued and outstanding on an actual basis; none issued and outstanding on a pro forma or a pro forma as adjusted basis)	156,367,810	—	—
Shareholders' equity (deficit):
Ordinary shares (US$0.00001 par value; 2,920,061,989 shares authorized, 898,393,690 shares issued and outstanding on an actual basis)	8,984	—	—
Class A ordinary shares (US$0.00001 par value; 13,750,000,000 shares authorized(3), 2,732,107,236 shares issued and outstanding on a pro forma basis and 2,949,607,236 shares issued and outstanding on a pro forma as adjusted basis)	—	27,321	29,496
Class B ordinary shares (US$0.00001 par value; 250,000,000 shares authorized(3), 246,224,465 shares issued and outstanding on a pro forma basis and on a pro forma adjusted basis)	—	2,462	2,462
Additional paid-in capital(2)	1,767,785	158,114,796	207,284,901
Accumulated deficit	(123,388,321)	(123,388,321)	(123,388,321)
Accumulated other comprehensive income	(881,252)	(881,252)	(881,252)

Total shareholders' (deficit) equity(2)	(122,492,804)	33,875,006	83,047,286

Total capitalization(2)	33,875,006	33,875,006	83,047,286

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$13.00 per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity, total equity and total capitalization by US$4.0 million.

(3)
Immediately upon the completion of this offering, 13,750,000,000 Class A Ordinary Shares and 250,000,000 Class B Ordinary Shares will be authorized, as shown in the pro forma as adjusted information discussed above. Additionally 1,000,000,000 shares of such class or classes will be authorized as the Board may determine in accordance with our post-offering amended and restated memorandum and articles of association.

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of June 30, 2018 was approximately US$(122.5) million, or US$(0.14) per ordinary share as of that date and US$(6.82) per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$0.26 per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to (i) the re-designation of all the 246,224,465 issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares on a one-for-one basis upon the completion of this offering; (ii) the re-designation of all of our remaining issued and outstanding ordinary shares and all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis upon the completion of this offering; and (iii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$13.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been US$83.0 million, or US$0.03 per ordinary share and US$1.30 per ADS. This represents an immediate increase in net tangible book value of US$0.17 per ordinary share and US$8.12 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$0.23 per ordinary share and US$11.70 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	0.26	US$	13.00
Net tangible book value as of June 30, 2018	US$	(0.14)	US$	(6.82)
Pro forma net tangible book value after giving effect to (i) the re-designation of all the issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares; (ii) the re-designation of all of our remaining issued and outstanding ordinary shares and all of our issued and outstanding preferred shares into Class A ordinary shares	US$	0.01	US$	0.57
Pro forma as adjusted net tangible book value after giving effect to (i) the re-designation of all the issued and outstanding ordinary shares held by Kan's Global CoolStuff Investments Inc. into Class B ordinary shares; (ii) the re-designation of all of our remaining issued and outstanding ordinary shares and all of our issued and outstanding preferred shares into Class A ordinary shares; and (iii) this offering	US$	0.03	US$	1.30
Amount of dilution in net tangible book value to new investors in this offering	US$	0.23	US$	11.70

        A US$1.00 increase (decrease) in the assumed public offering price of US$13.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$4.0 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.001 per ordinary share and US$0.06 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.02 per ordinary share and US$0.94 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration
						Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	2,978,331,701	93.19%	US$	158,144,579	73.66%	US$	0.05	US$	2.65
New investors	217,500,000	6.81%	US$	56,550,000	26.34%	US$	0.26	US$	13.00

Total	3,195,831,701	100.00%	US$	214,694,579	100.0%

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

        Substantially all of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

        We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

        Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

        Junhe LLP, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Junhe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties' express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has seizable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

        In addition, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

 CORPORATE HISTORY AND STRUCTURE

        We commenced our mobile internet business and launched our first mobile application, TouchPal Smart Input, in 2008. We initially conducted our business through Shanghai Hanxiang (CooTek) Information Technology Co., Ltd., or Shanghai Hanxiang, a PRC domestic company.

        In March 2012, we incorporated CooTek (Cayman) Inc., or CooTek Cayman, as our offshore holding company in order to facilitate foreign investment in our company. We established CooTek Hong Kong Limited, or CooTek HK, as our intermediate holding company, which in turn established a wholly-owned PRC subsidiary, Shanghai Chule (CooTek) Information Technology Co., Ltd., or Shanghai Chule or WFOE, in June 2012. Subsequently, we, through our WFOE, entered into a series of contractual arrangements with Shanghai Hanxiang and its shareholders whereby we were established as the primary beneficiary of Shanghai Hanxiang. We have recognized the net assets of Shanghai Hanxiang at historical cost with no change in basis in the consolidated financial statements upon the completion of this reorganization.

        In March 2012, we formed a PRC domestic company, Shanghai Chubao (CooTek) Information Technology Co., Ltd., or Shanghai Chubao, to operate part of our Chinese business.

        In September 2014, we incorporated TouchPal HK Co., Limited to operate our overseas business.

        In July 2015, we incorporated TouchPal Inc., a U.S. company, to operate a research and development center in Silicon Valley and acquire talents from the U.S.

        Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engaged in mobile internet and mobile advertising businesses, our WFOE also entered into a series of contractual arrangements with Shanghai Chubao and two other domestic companies we established in 2017, and their respective shareholders. We collectively refer to these three domestic entities and Shanghai Hanxiang as our VIEs in this prospectus. Shanghai Chubao is currently our principal operating entity in China. The business of Shanghai Hanxiang was migrated into other entities in our group, and Shanghai Hanxiang has gradually ceased its business operations since 2012. As of the date of this prospectus, Shanghai Hanxiang and the other two domestic companies do not have any substantive business operations. For more details and risks related to our variable interest entity structure, please see "—Contractual Arrangements with Our VIEs and Their Respective Shareholders" and "Risk Factors—Risks Related to Our Corporate Structure." As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

        Our officers, directors and principal shareholders currently hold an aggregate of 77.8% of the total voting power in our company. Immediately after this offering, our officers, directors and principal shareholders will hold an aggregate of 90.3% of the total voting power in our company and will continue to exercise substantial control over our company.

        The following diagram illustrates our corporate structure, including our significant subsidiaries and other entities that are material to our business, as of the date of this prospectus:

(1)
Karl Kan Zhang, Susan Qiaoling Li, Michael Jialiang Wang, Jim Jian Wang and Haiyan Zhu are beneficial owners of CooTek (Cayman) Inc. and hold 25.0%, 21.94%, 21.94%, 13.12% and 18.0% of the equity interests in Shanghai Chubao, respectively. Except for Haiyan Zhu, the other shareholders of Shanghai Chubao are directors and employees of CooTek (Cayman) Inc.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

        The following is a summary of our contractual arrangements with respect to Shanghai Chubao and other VIEs.

Agreements that provide us effective control over Shanghai Chubao

        Loan Agreement.    On August 6, 2012, the WFOE and each shareholder of Shanghai Chubao entered into loan agreement. Pursuant to such agreements, the WFOE will provide loan to the shareholders of Shanghai Chubao solely for the purpose of capital contribution. The shareholders of Shanghai Chubao should pledge their equity interests in Shanghai Chubao and enter into an equity pledge agreement to secure such loan and other obligations. The shareholders can only repay the loans by the sale of all their equity interest in Shanghai Chubao to WFOE or its designated person. Each loan agreement will remain effective for 10 years, and will be automatically renewed by 3 years upon the option of the WFOE.

        Equity Pledge Agreement.    On August 6, 2012, the WFOE and Shanghai Chubao and each of its shareholders entered into an equity pledge agreement, which was subsequently amended and restated on October 30, 2012. Pursuant to the amended and restated equity pledge agreement, each shareholder of Shanghai Chubao shall pledges 100% equity interests in Shanghai Chubao to the WFOE to guarantee their and Shanghai Chubao's performance of their obligations under the contractual arrangements including the exclusive business cooperation agreement, exclusive purchase option agreement and the power of attorney. In the event of a breach by Shanghai Chubao or its shareholders of their contractual obligations under these agreements, the WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Shanghai Chubao. The shareholders of Shanghai Chubao also undertakes that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreements, our WFOE has the right to receive all of the dividends and profits distributed on the pledged equity interests. As of the date of this prospectus, we have completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

        Power of Attorney.    On October 30, 2012, each shareholder of Shanghai Chubao granted irrevocable and exclusive power of attorney to the WFOE as his/her attorney-in-fact to exercise all shareholder rights, including, but not limited to, attend shareholders meeting of Shanghai Chubao, voting on their behalf on all matters of Shanghai Chubao, disposing of all or part of the shareholder's equity interest in Shanghai Chubao, and electing, appointing or removing legal representative, directors, supervisors and executive officers of Shanghai Chubao. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Shanghai Chubao. Each shareholder has waived all the rights which have been authorized to our WFOE under each power of attorney.

        Spouse Consent Letters.    Pursuant to the spouse consent letters dated October 30, 2012, each spouse of the shareholders of Shanghai Chubao, if any, confirmed that his/her spouse can perform the obligations under the contractual arrangements and has sole discretion to amend and terminate the contractual arrangements. Each spouse agreed that the equity interest in Shanghai Chubao held by and registered in the name of his/her spouse will be disposed of pursuant to the amended and restated equity pledge agreement, the amended and restated exclusive option agreement and the power of attorney. In addition, in the event that each spouse obtains any equity interest in Shanghai Chubao held by his/her spouse for any reason, he/she agreed to be bound by the contractual arrangements.

Agreement that allows us to receive economic benefits from Shanghai Chubao

        Exclusive Business Cooperation Agreement.    On August 6, 2012, our WFOE and Shanghai Chubao entered into an exclusive business cooperation agreement. Under such agreement, our WFOE has the exclusive right to provide Shanghai Chubao with operational support and technology and consulting services. The WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. Shanghai Chubao agrees to pay our WFOE a monthly service fee, at an amount equal to 100% of Shanghai Chubao's monthly revenue or an amount otherwise agreed by the WFOE. This agreement will remain effective unless terminated unilaterally by the WFOE or otherwise as required by applicable PRC laws and regulations.

Agreement that provides us with the option to purchase the equity interest in Shanghai Chubao

        Exclusive Purchase Option Agreement.    On August 6, 2012, the WFOE and each shareholder of Shanghai Chubao entered into an exclusive purchase option agreement, which was subsequently amended and restated on October 30, 2012. Pursuant to the amended and restated exclusive purchase option agreement, each shareholder of Shanghai Chubao irrevocably grants our WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder's equity interests in Shanghai Chubao. In addition, the purchase price should be the amount of registered capital, which may be subject to fair value adjustments if required by the PRC laws. Without the prior written consent of the WFOE, the shareholders of Shanghai Chubao may not amend its articles of association, increase or decrease the registered capital, dispose of its assets or business, create any encumbrance on its assets or business, incur any debts or guarantee liabilities, enter into any material contracts, merger with or acquire any other persons or make any investments, provide any loans for any third parties or distribute dividends to the shareholders. Each shareholder of Shanghai Chubao agrees that, without the prior written consent of the WFOE, he/she will not dispose of his/her equity interests in Shanghai Chubao or create or allow any encumbrance on the equity interests. Each exclusive purchase option agreement will remain effective unless the agreement is required to be terminated by applicable PRC laws and regulations.

        The WFOE, the other three VIEs and their respective shareholders have entered into contractual arrangements which contain agreements and terms substantially similar to our contractual arrangements with Shanghai Chubao and its shareholders described above, except that the WFOE did not extended any loans to the shareholders of Shanghai Hanxiang and the option to purchase the equity interest of Shanghai Hanxiang can be exercised at a nominal price pursuant to its exclusive purchase option agreement. As of the date of this prospectus, the registration of the equity pledges over the equity interests of the other three VIEs have been completed with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

        In the opinion of Junhe LLP, our PRC legal counsel:

  •
  the ownership structure of the WFOE and our VIEs is not in violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among the WFOE, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect.

        However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion stated above. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our mobile internet business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations on foreign investment in internet and other related businesses, or if these regulations or their interpretation change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and "Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us."

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Selected Consolidated Financial Data

        The following selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flow data have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2017 and 2018, the selected consolidated balance sheet data as of June 30, 2018 and selected consolidated cash flow data for the six months ended June 30, 2017 and 2018 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$, except for share)
Selected Consolidated Statements of Operations Data:
Net revenues	11,030,079	37,334,966	9,113,266	50,277,623
Cost of revenues(1)	(20,158,565)	(20,101,386)	(10,172,085)	(8,037,508)

Gross (loss) profit	(9,128,486)	17,233,580	(1,058,819)	42,240,115
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(20,161,353)	(5,652,254)	(26,345,856)
Research and development expenses(1)	(8,691,539)	(12,868,356)	(5,646,825)	(8,322,788)
General and administrative expenses(1)	(3,920,057)	(8,366,698)	(4,034,049)	(4,141,460)
Other operating income, net	605,890	190,338	117,438	70,212

Total operating expenses	(21,402,369)	(41,206,069)	(15,215,690)	(38,739,892)

(Loss) income from operations	(30,530,855)	(23,972,489)	(16,274,509)	3,500,223
Interest income, net	12,887	481,932	166,087	70,475
Foreign exchange losses, net	(188,631)	(169,556)	(125,399)	(59,269)

(Loss) income before income taxes	(30,706,599)	(23,660,113)	(16,233,821)	3,511,429
Income tax expense	—	(800)	(800)	—

Net (loss) income	(30,706,599)	(23,660,913)	(16,234,621)	3,511,429

Net (loss) income per ordinary share:
Basic	(0.03)	(0.03)	(0.02)	0.001
Diluted	(0.03)	(0.03)	(0.02)	0.001
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	912,551,946	898,781,587	899,175,914	898,393,690
Diluted	912,551,946	898,781,587	899,175,914	1,045,398,678
Pro forma net (loss) income per ordinary share(2):
Basic	—	(0.01)	—	0.001
Diluted	—	(0.01)	—	0.001
Pro forma weighted average shares used in calculating pro forma net (loss) income per ordinary share(2):
Basic	—	2,976,521,512	—	2,978,331,701
Diluted	—	2,976,521,512	—	3,125,336,689
Non-GAAP Financial Data(3):
Adjusted Net (Loss) Income	(29,979,386)	(21,235,969)	(14,255,524)	4,402,654
Adjusted EBITDA	(29,436,511)	(20,818,083)	(14,047,358)	4,897,483

(1)
Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$)
Cost of revenues	24,514	31,510	12,127	23,892
Sales and marketing expenses	35,298	70,707	29,956	39,391
Research and development expenses	445,084	544,786	274,795	666,679
General and administrative expenses	222,317	1,777,941	1,662,219	161,263

Total	727,213	2,424,944	1,979,097	891,225

(2)
The pro forma ordinary shares information is based on the automatic conversion of 2,079,938,011 issued and outstanding preferred shares into ordinary shares on a one-for-one basis immediately upon the completion of this offering.

(3)
See "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure."

        The following table presents our selected consolidated balance sheet data for the periods indicated:

	As of December 31,		As of June 30,
	2016	2017	2018
	(in US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	41,056,314	26,720,158	27,688,814
Total current assets	47,870,981	43,738,752	47,809,725
Total assets	49,353,697	46,261,022	51,008,954
Total liabilities	13,454,721	14,814,770	17,133,948
Convertible redeemable preferred shares	136,455,592	156,367,810	156,367,810
Total shareholders' deficit	(100,556,616)	(124,921,558)	(122,492,804)

        The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	(in US$)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	(19,799,666)	4,539,916
Net cash used in investing activities	(831,393)	(1,758,412)	(1,102,408)	(948,043)
Net cash provided by (used in) financing activities	51,306,960	14,401,620	13,694,494	(1,101,895)

Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	(7,207,580)	2,489,978
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	41,344,623	27,026,240
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561	543,542	(1,827,404)

Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	34,680,585	27,688,814

Selected Operating Data

DAUs—TouchPal Smart Input (daily average over the month of)	DAUs—Other Global Portfolio Products (daily average over the month of)
(in millions)	(in millions)

MAUs—TouchPal Smart Input	MAUs—Other Global Portfolio Products
(in millions)	(in millions)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under "Risk Factors" and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

Overview

        We are a fast-growing mobile internet company. Sophisticated big data analytics and proprietary AI capability are the backbone of our business.

        Our global portfolio of mobile applications serves a large global user base, comprised of an average of 132.6 million DAUs across more than 240 countries and regions in June 2018, compared to an average of 75.6 million DAUs in June 2017, representing 75.3% year-on-year growth.

        Our super app, TouchPal Smart Input, is an intelligent input method for mobile devices that supports more than 110 languages. In June 2018, it reached 125.4 million DAUs on average and was launched 72 times per day per active user on average. TouchPal Smart Input generates a massive, diverse set of user interaction data on a daily basis. We employ proprietary AI and big data analytical technologies both to process such data and a large amount of multi-language content that we source and organize from the internet and to develop advanced multilingual natural language processing and semantic understanding technologies. These technologies enable us to obtain in-depth user insights and identify market opportunities, which set the foundation for developing mobile applications that deliver relevant content for five selected verticals including fitness, lifestyle, healthcare, news and short videos, and entertainment. We have also built a rich library of user profiles and interests that allows us to grow our user base effectively.

        Building upon user insights accumulated through our TouchPal Smart Input, we have formulated a systematic approach to developing a global product portfolio, through which we deliver relevant content and grow our user base. These content-rich applications are targeting five selected verticals with large addressable global markets, including fitness, lifestyle, healthcare, news and short videos, and entertainment. In addition to TouchPal Smart Input, we have launched a portfolio of 15 other mobile applications as of June 30, 2018 and most of them are content-rich applications. Those mobile applications reached 9.4 million MAUs and 2.9 million DAUs on average in December 2017 and 22.2 million MAUs and 7.3 million DAUs on average in June 2018. Our user-centric and data-driven approach has enabled us to release appealing products to capture mobile internet users' ever-evolving content needs and help us rapidly attract targeted users.

        We have a proven and scalable monetization capability in mobile advertising. We leverage our in-depth user insights to deliver targeted and engaging advertisements that are relevant to users across our various mobile applications. The effective price per impression and the number of our average daily impressions delivered on our global portfolio products increased by approximately 36% and 537%, respectively, from the first half of 2017 to the first half of 2018.

        We generate revenues primarily from mobile advertising. Our net revenues grew rapidly from US$11.0 million in 2016 to US$37.3 million in 2017, representing 238.5% year-on-year growth. Our net revenues grew rapidly from US$9.1 million for the six months ended June 30, 2017 to US$50.3 million for the same period of 2018, representing 451.7% year-on-year growth. Our net loss decreased from US$30.7 million in 2016 to US$23.7 million in 2017 due to our revenue growth and operating leverage. We recorded net income of US$3.5 million for the six months ended June 30, 2018, compared to net loss of US$16.2 million for the same period of 2017. We generated gross profit of US$17.2 million in

2017, compared to gross loss of US$9.1 million in 2016, implying an improvement of gross profit margin from negative 82.8% in 2016 to 46.2% in 2017. We recorded gross profit of US$42.2 million for the six months ended June 30, 2018, as compared to gross loss of US$1.1 million for the same period of 2017, implying an improvement of gross profit margin from negative 11.6% for the six months ended June 30, 2017 to 84.0% for the same period of 2018. Of our total advertising revenue generated from our global portfolio products, our TouchPal Smart Input contributed substantially all in 2016, approximately 71% in 2017 and 33% in the six months ended June 30, 2018, and our other global portfolio products contributed approximately 29% in 2017 and 67% in the six months ended June 30, 2018.

Key Factors Affecting Our Results of Operations

        We believe our business and results of operations are affected by the following major factors.

Our ability to increase our user base and user engagement

        Our business depends on our ability to grow our global user base and increase users' engagement with our products. As our revenues are primarily derived from our advertising services, the number of users and the frequency with which they use our products and services directly affect the number of advertisements we are able to show and the value of those advertisements. Since our inception, we have experienced rapid growth of the user base of our global product portfolio and we have amassed a diverse user base located in more than 240 countries and regions. In June 2018, the DAUs of our global product portfolio reached 132.6 million on average, compared to 75.6 million in June 2017, representing 75.3% year-on-year growth. Moreover, our global portfolio products also enjoy a high level of user engagement. In June 2018, the DAU/MAU ratio of our super app, TouchPal Smart Input, was 73.0% and it was launched 72 times per day per active user on average. The average number of launch times of TouchPal Smart Input per day per active user in each of the four consecutive quarters ended June 30, 2018 was generally consistent.

        The following table sets forth the average DAUs, MAUs, and DAU/MAU ratios of our global portfolio products for each of the months indicated:

	For the Month Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
	(in millions, except for the percentages)
TouchPal Smart Input
DAUs	61.7	75.3	88.7	101.9	115.7	125.4
MAUs	96.6	113.8	131.6	148.2	161.6	171.7

DAU/MAU ratio(1)	63.8%	66.2%	67.4%	68.7%	71.6%	73.0%
Other global portfolio products
DAUs	0.1	0.3	0.7	2.9	4.6	7.3
MAUs	0.5	0.8	2.3	9.4	14.4	22.2

DAU/MAU ratio(1)	22.7%	43.7%	30.0%	31.3%	31.7%	32.7%

(1)
DAU/MAU ratio refers to, for any period, the ratio calculated by dividing (i) the average DAUs of certain product(s) in the given month, by (ii) the MAU of such product(s) in the given month.

        We also break out the MAUs of our global portfolio products by users' geographic locations. We estimate the geographic locations of our users based on a number of factors, such as a user's IP address and self-disclosed location. Leveraging our established systematic approach to business expansion, we believe that both developed markets and emerging markets present great opportunities for us to grow our users and business. The following table sets forth the geographic breakdown of the MAUs of our global portfolio products for the month indicated:

	For the month ended June 30, 2018
	MAUs of TouchPal Smart Input	MAUs of Other Global Portfolio Products
North America, Europe & Oceania	11.2%	36.3%
East Asia(1)	2.7%	3.6%
South Asia(2)	32.6%	15.7%
Southeast Asia(3)	34.0%	7.6%
Africa	15.3%	11.9%
Rest of the world	4.2%	24.9%

Total	100.0%	100.0%

(1)
East Asia consists of the following countries and regions: China (including Hong Kong, Macao and Taiwan), Japan, North Korea, Mongolia and South Korea.

(2)
South Asia consists of the following countries and regions: Bhutan, India, Bangladesh, Nepal, Pakistan, Sri Lanka and Maldives.

(3)
Southeast Asia consists of the following countries and regions: Timor-Leste, Indonesia, Brunei, Singapore, Cambodia, Thailand, Myanmar, Laos, Philippines, Vietnam and Malaysia.

        The growth of our user base and the increase of our users' engagement benefited from a range of factors, including our continuous innovation of and improvements in user experience with our products and services, improved relevance of the content we deliver with our technology, and effective user acquisition through pre-installation arrangements with mobile device manufacturers and through online distribution platforms, all of which are guided and driven by our in-depth user insights. We expect our user base to further grow and engagement level to further improve. However, our actual results may be materially different from our expectations due to certain factors inherent in our business and industry. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain or expand our user base, or if user engagement with our products declines, our business, financial condition and operating results may be materially and adversely affected." and "Risk Factors—Risks Related to Our Business and Industry—We have significant international operations and plan to continue expanding our operations globally. We may face challenges and business risks presented by our global operations, which may have a material and adverse impact on our business and operating results."

        Different from TouchPal Smart Input and our other global portfolio products, our TouchPal Phonebook app targets the Chinese domestic market, allowing users in China to make phone calls through internet for free, search contacts on the dial pad, and block spam calls. The average number of DAUs of TouchPal Phonebook was 77.5 million, 75.8 million, 72.2 million, 66.2 million, 60.0 million and 52.8 million, including users acquired through both pre-installations and downloads, in the last month for each of the six consecutive quarters ended June 30, 2018, respectively. In the same periods, the number of MAUs of TouchPal Phonebook was 109.3 million, 106.7 million, 106.9 million, 100.7 million, 88.4 million and 80.7 million, including users acquired through both pre-installations and downloads, respectively. As we strategically focus on developing a global mobile product portfolio for the overseas markets, we expect that TouchPal Phonebook will contribute a decreasing percentage of our total user base and total advertising revenues.

        As a long-term strategy, we plan to continuously offer innovative and diversified products and services to meet the interests and demands of our targeted mobile internet users and to further improve our users' experience with our products to achieve a sustained high level of user satisfaction, which we believe is the most cost-effective way to attract, engage and retain our users.

Effectiveness of monetization

        We monetize our user base primarily through mobile advertising. Our advertising revenue increased by 251.5% from US$10.0 million in 2016 to US$35.0 million in 2017, and increased by 453.1% from US$8.8 million for the six months ended June 30, 2017 to US$48.5 million for the same period of 2018. It is estimated that, of the total advertising revenue, TouchPal Smart Input contributed approximately 55% in 2016, 49% in 2017 and 26% in the six months ended June 30, 2018, and our other global portfolio products contributed nil in 2016, approximately 20% in 2017 and 53% in the six months ended June 30, 2018. In addition, TouchPal Phonebook contributed approximately 45%, 31% and 21% of our total advertising revenue in 2016, 2017 and the six months ended June 30, 2018, respectively. We estimate the percentage of our advertising revenue derived from each product based on our determination of the percentage of advertisements delivered on each individual product to the total advertisements we delivered.

        The effectiveness of our monetization and our results of operations are affected by a number of factors, including the number of our available advertising spaces, our ability to attract and retain advertising customers, and our ability to deliver targeted advertisements to our users.

  Our available advertising spaces

        Our available advertising spaces represent the number, size and prominence of advertisements we can display, which in turn affect our revenues and results of operations. As we have continued to improve user engagement with our existing products (especially our content-rich products), launch new content-rich products, and grow our user base, the number of our available advertising spaces increased rapidly in recent years. We plan to continue to invest in the development of innovative products catering to users' interests in and demands for relevant content in order to create more advertising spaces.

  Our ability to attract and retain advertising customers

        We source our advertisers primarily through our network of advertising exchanges and agencies, and to a lesser extent, direct contractual arrangements with individual advertisers. Our revenues and results of operations depend largely on our ability to engage, directly or indirectly, more advertisers with our advertising services. We generate advertising revenue primarily from performance-based advertisements and we also offer brand advertising arrangements. In 2017, our top two advertising customers, which are advertising exchanges, contributed 20.0% and 18.5% of our total revenues, respectively. Our business may be materially and adversely affected if our cooperation with these two advertising customers is impaired or terminated. See "Risk Factors—Risks Related to Our Business and Industry—We depend on certain number of third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues." We plan to further strengthen our network of advertising exchanges and agencies to serve a larger number of advertisers. We also plan to further expand and diversify our advertiser base and to maximize the value of our services to the advertisers by improving our targeting capability and increasing our user base.

  Our ability to deliver targeted advertisements

        Leveraging our in-depth user insights, we help advertisers reach their desired audiences and our advertising exchange customers charge them advertising fees based primarily on valid clicks, conversions or other measurable actions of the audience, each of which can have an impact on the effective price per impression paid to us by our advertising exchange customers. Our ability to deliver advertisements that are relevant to our users across our various mobile applications is critical to maintaining high click-through rates or conversion rates, which in turn directly impacts the value of our advertising services. We strive to deepen our understanding of our users' content interests and demands in order to improve our targeted delivery of advertising services, which will ultimately increase the effective price per impression paid by an advertiser regardless of the desired objective such as impression, click-through, conversion or other measurable result. The effective price per impression is an implied metric calculated by dividing (i) the total advertising revenue of a certain period by (ii) the total number of impressions we delivered during the same period. From the first half of 2017 to the first half of 2018, such effective price per impression increased by approximately 36%. During the same period, the number of average daily impressions delivered on our global portfolio products increased by approximately 537%. The following table sets forth the quarter-over-quarter percentage changes in these two metrics for each quarter since the first quarter of 2017:

	For the Three Months Ended
	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018
Quarter-over-quarter percentage change (%) in:
Effective price per impression	(36.3)%	49.3%	(28.5)%	36.3%	17.1%	10.9%
Number of average daily impressions delivered on global portfolio products	11.5%	86.3%	147.3%	70.1%	8.9%	14.1%

        Our effective price per impression and number of average daily impressions delivered on global portfolio products generally increased since 2017, while fluctuating from quarter to quarter as shown by the percentage increases and decreases above. The quarter-over-quarter changes of these two metrics are affected by our business development, such as the growth of user base, increase of user engagement, launch of new products and improvement of targeting capability, as well as the seasonal trends of the mobile advertising industry. Increasing user base of and user engagement with our global product portfolio largely contributed to the rapid growth of the number of average daily impressions delivered on our global portfolio in 2017 and first half of 2018. Meanwhile, the effective price per impression also showed an upward trend as we continued to improve our targeting capability by leveraging our user insight. However, our effective price per impression declined in the third quarter of 2017 as a result of our exploration of new monetization opportunities after we started to monetize other global portfolio products in this quarter. Since our business scale was relatively modest in 2017, the overall quarterly fluctuations of these two metrics were more significant in this period as compared to that in 2018. As we further expanded our user base, successfully developed more content-rich mobile applications, and enhanced our targeting capability, both metrics increased steadily in the first half of 2018. In addition, due to the seasonality of the mobile advertising industry, the growth of both metrics tends to be slower in the first quarter of each fiscal year than the other quarters. As these two metrics reflect the status of our global product portfolio that comprises of various products at different development stages on a blended basis and are affected by seasonality, we expect them to continue to fluctuate around a rising trend in the foreseeable future.

Effective investment in technology and talent

        Our cutting edge technological capabilities allow us to analyze large amounts of data and generate in-depth insight into our users' interests and demands for content. In recent years, technologies critical to our business, especially big data analytics and AI technology, have advanced rapidly and significantly. To maintain our advanced technological capabilities and in order to be able to keep up with any future technological developments, we have continued to make significant investments in enhancing our technology infrastructure and in acquiring and retaining talent with technological expertise. Our investment in technology and talent has effectively met our needs for technology upgrades and increases in product development capacity along with the rapid growth of our business. As of December 31, 2017, we had 383 full-time employees, of which 229 were software engineers and product designers. Our research and development expenses increased by 48.1% from US$8.7 million in 2016 to US$12.9 million in 2017, and increased by 47.4% from US$5.6 million for the six months ended

June 30, 2017 to US$8.3 million for the same period of 2018. In the foreseeable future, we expect to continuously increase our investment in our research and development team and our AI technology and big data analytics capabilities.

Ability to manage costs and expenses

        Our results of operations depend on our ability to manage our costs and expenses. We spend primarily on server and bandwidth costs, telecommunication service charges and expenses related to voice over internet protocol, or VoIP, services, and staff costs. We expect the absolute amount of our bandwidth and server costs and our staff costs to steadily increase as we continue to grow our business. In order to expand our user base, we also incur sales and marketing expenses to acquire new users through pre-installation arrangements with mobile device manufactures and through online marketing and promotion activities. We expect to continue spending on user acquisition channels to further enlarge our user base in the foreseeable future. At the same time, we expect to stabilize and improve our economic efficiency of user acquisition cost as a result of the economies of scale and our accumulated knowledge and experience related to user growth. In addition, we expect our costs and operating expenses to decrease as a percentage of our total net revenues, as our business further increases in scale and our operating efficiency improves.

Key Components of Results of Operations

Net Revenues

        The following table sets forth the components of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016		2017		2017		2018
	US$	%	US$	%	US$	%	US$	%
Net Revenues:
Advertising revenue	9,967,282	90.4	35,032,557	93.8	8,762,535	96.2	48,468,287	96.4
Other revenue	1,062,797	9.6	2,302,409	6.2	350,731	3.8	1,809,336	3.6

Total net revenues	11,030,079	100.0	37,334,966	100.0	9,113,266	100.0	50,277,623	100.0

  Advertising Revenue

        We generate advertising revenue primarily from delivering advertisements through our products. Based on our in-depth user insights, we target users who are likely to have interests and demands for the advertised products and services. We generally enter into arrangements with advertising exchanges and agencies that purchase advertising services and spaces from us on behalf of the end advertisers, and we also enter into advertising arrangements with individual advertisers directly. Our advertising revenue is primarily generated from performance-based advertisements, and we also offer brand advertising arrangements. For performance-based advertisements, we are paid by our advertising exchange customers based on the effective price per impression, which is impacted by the number of valid clicks, conversions or other measurable actions of our users in relation to the advertisements. For brand advertisements, we charge our advertising customers based on the number of impressions on our advertising spaces.

        Revenue from our advertising services accounted for 90.4%, 93.8% and 96.4% of our total net revenues in 2016, 2017 and the six months ended June 30, 2018, respectively. We estimate that, of our total advertising revenue, TouchPal Smart Input contributed approximately 55% in 2016, 49% in 2017 and 26% in the six months ended June 30, 2018, and our other global portfolio products contributed nil in 2016, approximately 20% in 2017 and 53% in the six months ended June 30, 2018. In addition, TouchPal Phonebook contributed approximately 45%, 31% and 21% of our total advertising revenue in 2016, 2017 and the six months ended June 30, 2018, respectively. We estimate the percentage of our advertising revenue derived from each product based on our determination of the percentage of advertisements delivered on each individual product to the total advertisements we delivered. From time to time, we provide sales rebates in cash to certain advertising agencies to incentivize their referral of more brand advertising arrangements to us. Our advertising revenue is presented net of sales rebates to these advertising agencies.

        We expect our advertising revenue to increase in the foreseeable future as we continue to expand our global user base, increase user engagement with our products, improve the effectiveness of our targeted advertising services, and attract more advertising customers.

  Other Revenue

        We generate other revenue from sales of virtual items in a live social video community on our TouchPal Phonebook launched in 2017, which primarily targets users in China. We also generate revenue from licensing of our TouchPal Smart Input to certain mobile device manufacturers for pre-installation.

Cost of revenues

        The following table sets forth our cost of revenues and gross profit (loss), both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016		2017		2017		2018
	US$	%	US$	%	US$	%	US$	%
Cost of revenues	20,158,565	182.8	20,101,386	53.8	10,172,085	111.6	8,037,508	16.0
Gross (loss) profit	(9,128,486)	(82.8)	17,233,580	46.2	(1,058,819)	(11.6)	42,240,115	84.0

        Our cost of revenues consists primarily of bandwidth costs, VoIP related expenses and staff costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. VoIP related expenses are the fees we pay to telecommunications carriers and other service providers for the VoIP services we offer through our VoIP products such as TouchPal Phonebook and AhaCall. Staff costs consist of salaries and benefits for our employees involved in the operation and maintenance of our network and mobile applications. Our other costs of revenues include revenue-sharing fees related to live broadcasting services, hardware, server and internet equipment depreciation expenses and internet data center service fees. In the foreseeable future, we expect our total cost of revenues to increase in absolute amount as we continue to expand our user base and business operations globally and we expect our cost of revenue as a percentage of net revenue to decrease due to economies of scale.

Operating Expenses

        The following table sets forth the components of our operating expenses, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2016		2017		2017		2018
	US$	%	US$	%	US$	%	US$	%
Operating expenses:
Sales and marketing expenses	9,396,663	85.2	20,161,353	54.0	5,652,254	62.0	26,345,856	52.4
Research and development expenses	8,691,539	78.8	12,868,356	34.5	5,646,825	62.0	8,322,788	16.6
General and administrative expenses	3,920,057	35.5	8,366,698	22.4	4,034,049	44.3	4,141,460	8.2
Other operating income, net	(605,890)	(5.5)	(190,338)	(0.5)	(117,438)	1.3	(70,212)	0.1

Total operating expenses	21,402,369	194.0	41,206,069	110.4	15,215,690	167.0	38,739,892	77.1

  Sales and Marketing Expenses

        Our sales and marketing expenses consist primarily of user acquisition costs, general brand promotion costs, and salaries and benefits, including share-based compensation, for our sales and marketing personnel. Our user acquisition costs represent expenses for acquiring new users of our products, including expenses on targeted campaigns to acquire users and fees paid to mobile device manufacturers under pre-installation arrangements with respect to TouchPal Smart Input and TouchPal Phonebook. We expect our sales and marketing expenses to increase in the foreseeable future as we continue to acquire new users and enlarge our user base. In the meantime, we expect to improve our unit economics and the efficiency of our sales and marketing expenses by leveraging our in-depth user insights and our growing product offerings.

  Research and Development Expenses

        Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for our technology and product development personnel, and depreciation and other expenses associated with the use of facilities for research and development purposes. We expect our research and development expenses to increase in the foreseeable future as we expand our team of technology and product development professionals and continue to invest in our technology infrastructure to enhance our big data analytics and AI capabilities.

  General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our employees involved in general corporate operations, facility rental, as well as professional service fees related to various corporate activities. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future as we continue to grow our business and incur increased costs in accounting, compliance, reporting and other costs associated with operating as a public company.

  Other Operating Income, net

        Other operating income consists of government subsidies we received from time to time.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there are currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

        Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

  Enterprise Income Tax

        Generally, our PRC subsidiary, variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A "high and new technology enterprise", or an HNTE, is entitled to a favorable statutory tax rate of 15% and this qualification is reassessed by relevant government authorities every three years. Our PRC subsidiary, Shanghai Chule, qualified as an HNTE and can enjoy a preferential tax rate of 15% for the three years from 2017 to 2019. If our holding company in the Cayman Islands or any of our subsidiaries outside the PRC is considered as a PRC resident enterprise for tax purposes, then our global income will be subject to PRC enterprise income tax at the rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC "resident enterprise," which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment."

  Value-Added Tax

        We are subject to VAT at a rate of 6% on the services we provide to advertising customers in the PRC, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

  Withholding Tax on Dividends

        Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at a reduced tax rate of 5%. See "Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits."

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For The Year Ended December 31,				For the Six Months Ended June 30,
	2016		2017		2017		2018
	US$	%	US$	%	US$	%	US$	%
Net revenues:
Advertising revenue	9,967,282	90.4	35,032,557	93.8	8,762,535	96.2	48,468,287	96.4
Other revenue	1,062,797	9.6	2,302,409	6.2	350,731	3.8	1,809,336	3.6

Total net revenues	11,030,079	100.0	37,334,966	100.0	9,113,266	100.0	50,277,623	100.0
Cost of revenues(1)	(20,158,565)	(182.8)	(20,101,386)	(53.8)	(10,172,085)	(111.6)	(8,037,508)	(16.0)

Gross (loss) profit	(9,128,486))	(82.8)	17,233,580	46.2	(1,058,819)	(11.6)	42,240,115	84.0
Operating expenses:
Sales and marketing expenses(1)	(9,396,663)	(85.2)	(20,161,353)	(54.0)	(5,652,254)	(62.0)	(26,345,856)	(52.4)
Research and development expenses(1)	(8,691,539)	(78.8)	(12,868,356)	(34.5)	(5,646,825)	(62.0)	(8,322,788)	(16.6)
General and administrative expenses(1)	(3,920,057)	(35.5)	(8,366,698)	(22.4)	(4,034,049)	(44.3)	(4,141,460)	(8.2)
Other operating income, net	605,890	5.5	190,338	0.5	117,438	1.3	70,212	0.1

Total operating expenses	(21,402,369)	(194.0)	(41,206,069)	(110.4)	(15,215,690)	(167.0)	(38,739,892)	(77.1)

(Loss) income from operations	(30,530,855)	(276.8)	(23,972,489)	(64.2)	(16,274,509)	(178.6)	3,500,223	7.0

Interest income, net	12,887	0.1	481,932	1.3	166,087	1.8	70,475	0.1
Foreign exchange losses, net	(188,631)	(1.7)	(169,556)	(0.5)	(125,399)	(1.4)	(59,269)	(0.1)

(Loss) income before income taxes	(30,706,599)	(278.4)	(23,660,113)	(63.4)	(16,233,821)	(178.1)	3,511,429	7.0

Income tax expense	—	—	(800)	0.0	(800)	0.0	—	—

Net (loss) income	(30,706,599)	(278.4)	(23,660,913)	(63.4)	(16,234,621)	(178.1)	3,511,429	7.0

(1)
Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	US$	US$	US$	US$
Cost of revenues	24,514	31,510	12,127	23,892
Sales and marketing expenses	35,298	70,707	29,956	39,391
Research and development expenses	445,084	544,786	274,795	666,679
General and administrative expenses	222,317	1,777,941	1,662,219	161,263

Total	727,213	2,424,944	1,979,097	891,225

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Net Revenues

        Our net revenues increased by 451.7% from US$9.1 million for the six months ended June 30, 2017 to US$50.3 million for the same period of 2018, primarily due to a substantial increase in our advertising revenue.

        Advertising revenue.    Our advertising revenue increased by 453.1% from US$8.8 million for the six months ended June 30, 2017 to US$48.5 million for the same period of 2018. The increase of advertising revenue was driven primarily by the increase in the number of impressions we sold on our advertising spaces from the first half of 2017 to the first half of 2018. The increase in the number of impressions we sold on our advertising spaces was primarily driven by (i) the increase in the average DAUs of our global portfolio products from 75.6 million in June 2017 to 132.6 million in June 2018, representing 75.3% year-on-year growth, which was primarily driven by the organic growth of our user base and our continued investment in user acquisition, and (ii) the increase in our available advertising spaces on our global portfolio products, which was driven by the increased user engagement with our global portfolio applications.

        Other Revenue.    Other revenue increased from US$0.4 million for the six months ended June 30, 2017 to US$1.8 million for the same period of 2018, driven partially by the increase in the sales of virtual items in the live social video community on our TouchPal Phonebook.

Cost of revenues

        Our cost of revenues decreased by 21.0% from US$10.2 million for the six months ended June 30, 2017 to US$8.0 million for the same period of 2018. This decrease was primarily due to the decrease in our VoIP related expenses of US$3.6 million as a result of our improved efficiency in telecommunication services utilization, which was partially offset by the increase in revenue-sharing fees of US$0.8 million paid in relation to live broadcasting services.

Gross (loss) profit

        As a result of the foregoing, we recorded gross profit of US$42.2 million for the six months ended June 30, 2018, as compared to gross loss of US$1.1 million for the same period of 2017. Our gross margin increased from negative 11.6% for the six months ended June 30, 2017 to 84.0% for the same period of 2018, primarily due to the rapid growth of our revenues compared to the relatively stable cost of revenues and also due to our improved operational efficiency driven by the improvements in our ability to deliver targeted advertisements.

Operating expenses

        Our total operating expenses increased by 154.6% from US$15.2 million for the six months ended June 30, 2017 to US$38.7 million for the same period of 2018, primarily due to the increase of sales and marketing expenses, research and development expenses and general and administrative expenses along with the expansion of our global user base and business operations.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 366.1% from US$5.7 million for the six months ended June 30, 2017 to US$26.3 million for the same period of 2018. The increase was primarily due to the increase in our user acquisition costs in connection with our continuous efforts to grow the user base.

        Research and development expenses.    Our research and development expenses increased by 47.4% from US$5.6 million for the six months ended June 30, 2017 to US$8.3 million for the same period of 2018. The increase was primarily due to an increase in salaries and benefits for our technology and product development personnel of US$2.3 million mainly as a result of an increase in the number of our technology and product development personnel from 199 as of June 30, 2017 to 237 as of June 30, 2018. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and AI technology capabilities and expanding our product offerings.

        General and administrative expenses.    Our general and administrative expenses slightly increased by 2.7% from US$4.0 million for the six months ended June 30, 2017 to US$4.1 million for the same period of 2018. In the six months ended June 30, 2017, we incurred share-based compensation of US$1.5 million in connection with the repurchases of ordinary shares from certain employees who were founding shareholders at a purchase price in excess of the fair value. As compared to the six months ended June 30, 2017, the salaries and benefits paid to general and administrative personnel increased by US$0.8 million and professional service fees of US$0.5 million were incurred for the same period of 2018.

        Other operating income, net.    We recorded other operating income of US$117,438 for the six months ended June 30, 2018, compared to other operating income of US$70,212 for the same period of 2017, in both cases primarily from government subsidies.

(Loss) income from operations

        As a result of the foregoing, we recorded income from operations of US$3.5 million for the six months ended June 30, 2018, compared to loss from operations of US$16.3 million for the same period of 2017.

Interest income, net

        We had interest income of US$166,087 and US$70,475 in the six months ended June 30, 2017 and the same period of 2018, respectively. Interest income represents interest earned on our cash, cash equivalents and restricted cash, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange losses, net

        We incurred foreign exchange losses of US$0.1 million and US$59,269 in the six months ended June 30, 2017 and June 30, 2018, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

        We recorded income tax expenses of US$800 in the six months ended June 30, 2017, while we did not record any income tax expenses for the six months ended June 30, 2018.

Net (loss) income

        As a result of the foregoing, we recorded a net income of US$3.5 million for the six months ended June 30, 2018, compared to a net loss of US$16.2 million for the same period of 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

        Our net revenues increased by 238.5% from US$11.0 million in 2016 to US$37.3 million in 2017, primarily due to a substantial increase in our advertising revenue.

        Advertising revenue.    Our advertising revenue increased by 251.5% from US$10.0 million in 2016 to US$35.0 million in 2017. The increase of advertising revenue was driven primarily by the increase in the number of impressions we sold on our advertising spaces from 2016 to 2017. The increase in the number of impressions we sold on our advertising spaces was primarily driven by (i) the increase in the average DAUs of our global portfolio products from 48.7 million in December 2016 to 104.8 million in December 2017, representing 115.2% year-on-year growth, which was primarily driven by the organic growth of our user base and our continued investment in user acquisition, and (ii) the increase in our available advertising spaces on our global portfolio products, which was driven by the release of new global portfolio applications in 2017.

        Other Revenue.    Other revenue increased from US$1.1 million in 2016 to US$2.3 million in 2017, driven primarily by the sales of virtual items in the live social video community we launched for our TouchPal Phonebook in 2017.

Cost of revenues

        Our cost of revenues decreased by 0.3% from US$20.2 million in 2016 to US$20.1 million in 2017. This decrease was primarily due to the decrease of our VoIP related expenses of US$3.7 million as a result of our improved efficiency in telecommunication services utilization, which was partially offset by the increase in revenue-sharing fees of US$1.5 million paid in relation to live broadcasting services, the increase in service fees of US$0.9 million paid for internet data center usage and cloud services, and the increase in salaries and benefits of US$0.5 million paid to operations personnel.

Gross (loss) profit

        As a result of the foregoing, we had gross profit of US$17.2 million in 2017, compared to gross loss of US$9.1 million in 2016. Our gross margin increased from negative 82.8% in 2016 to 46.2% in 2017, primarily due to the rapid growth of our revenues compared to the relatively stable cost of revenues and also due to our improved operational efficiency driven by the improvements in our ability to deliver targeted advertisements.

Operating expenses

        Our total operating expenses increased by 92.5% from US$21.4 million in 2016 to US$41.2 million in 2017, primarily due to the increase of sales and marketing expenses, research and development expenses and general and administrative expenses along with the expansion of our global user base and business operations.

        Sales and marketing expenses.    Our sales and marketing expenses increased by 114.6% from US$9.4 million in 2016 to US$20.2 million in 2017. The increase was primarily due to (i) an increase in our user acquisition costs of US$6.6 million incurred mainly in connection with the release of new global portfolio applications and (ii) an increase in salaries and benefits of US$1.3 million paid to our sales and marketing personnel.

        Research and development expenses.    Our research and development expenses increased by 48.1% from US$8.7 million in 2016 to US$12.9 million in 2017. The increase was primarily due to an increase in salaries and benefits for our technology and product development personnel of US$3.8 million mainly as a result of an increase in the number of our technology and product development personnel from 176 as of December 31, 2016 to 229 as of December 31, 2017. The increase in research and development expenses reflected our increased efforts in improving our big data analytics and AI technology capabilities and expanding our product offerings.

        General and administrative expenses.    Our general and administrative expenses increased by 113.4% from US$3.9 million in 2016 to US$8.4 million in 2017, primarily due to (i) the provision for allowance of doubtful accounts of US$1.3 million based on our assessment of the current status of a portion of accounts receivables due from certain advertising customers, (ii) the increase in salaries and benefits of

US$0.7 million paid to our general and administrative personnel, and (iii) share-based compensation of US$1.5 million paid through the repurchases of ordinary shares from certain employees who were founding shareholders at a purchase price in excess of the fair value.

        Other operating income, net.    We recorded other operating income of US$0.2 million in 2017, compared to other operating income of US$0.6 million in 2016, in both cases primarily from government subsidies.

Loss from operations

        As a result of the foregoing, we incurred loss from operations of US$24.0 million in 2017, compared to loss from operations of US$30.5 million in 2016.

Interest income, net

        We had interest income of US$12,887 and US$0.5 million in 2016 and 2017, respectively. Interest income represents interest earned on our cash, cash equivalents and restricted cash, net of the interest expenses primarily related to our bank borrowings.

Foreign exchange losses, net

        We incurred foreign exchange losses of US$0.2 million and US$0.2 million in 2016 and 2017, respectively, primarily due to the costs incurred on foreign exchange conversion.

Income tax expense

        We recorded income tax expenses of US$800 in 2017, while we did not record any income tax expenses in 2016.

Net loss

        As a result of the foregoing, we recorded a net loss of US$23.7 million in 2017, compared to a net loss of US$30.7 million in 2016.

Selected Quarterly Results of Operations

	For the Three Months Ended
	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
	US$
Net revenues	2,521,445	3,759,176	3,307,305	5,805,961	9,187,013	19,034,687	21,918,636	28,358,987
Cost of revenues(1)	(4,478,754)	(5,775,891)	(5,739,666)	(4,432,419)	(4,850,232)	(5,079,069)	(4,209,489)	(3,828,019)

Gross (loss) profit	(1,957,309)	(2,016,715)	(2,432,361)	1,373,542	4,336,781	13,955,618	17,709,147	24,530,968
Operating Expense:
Sales and marketing expenses(1)	(1,884,165)	(5,082,939)	(2,815,291)	(2,836,963)	(4,672,247)	(9,836,852)	(10,691,211)	(15,654,645)
Research and development expenses(1)	(2,335,473)	(2,480,787)	(2,695,652)	(2,951,173)	(3,627,066)	(3,594,465)	(3,828,446)	(4,494,342)
General and administrative expenses(1)	(1,124,443)	(1,242,439)	(2,827,822)	(1,206,227)	(1,350,237)	(2,982,412)	(1,862,164)	(2,279,296)
Other operating income, net	303,261	38,999	48,212	69,226	29,583	43,317	21,831	48,381

Total operating expenses	(5,040,820)	(8,767,166)	(8,290,553)	(6,925,137)	(9,619,967)	(16,370,412)	(16,359,990)	(22,379,902)
(Loss) income from operations	(6,998,129)	(10,783,881)	(10,722,914)	(5,551,595)	(5,283,186)	(2,414,794)	1,349,157	2,151,066
Interest (expense) income	(15,882)	(48,911)	17,131	148,956	165,970	149,875	61,418	9,057
Foreign exchange (loss) gain	(16,549)	(62,590)	(64,961)	(60,438)	(56,199)	12,042	(37,728)	(21,541)

(Loss) income before income taxes	(7,030,560)	(10,895,382)	(10,770,744)	(5,463,077)	(5,173,415)	(2,252,877)	1,372,847	2,138,582
Income tax expense	—	—	—	(800)	—	—	—	—

Net (loss) income	(7,030,560)	(10,895,382)	(10,770,744)	(5,463,877)	(5,173,415)	(2,252,877)	1,372,847	2,138,582

Non-GAAP Financial Data(2)
Adjusted Net (Loss) Income	(6,843,292)	(10,701,047)	(9,002,964)	(5,252,560)	(4,940,611)	(2,039,834)	1,650,914	2,751,740
Adjusted EBITDA	(6,687,769)	(10,512,250)	(8,848,916)	(5,198,442)	(4,855,634)	(1,915,091)	1,868,569	3,028,914

(1)
Share-based compensation was allocated in costs of revenues and operating expenses as follows:

	For the Three Months Ended
	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
	US$
Cost of revenues	6,201	6,200	6,031	6,096	12,066	7,317	8,578	15,314
Sales and marketing expenses	8,710	12,066	14,889	15,067	22,364	18,387	6,815	32,576
Research and development expenses	114,496	118,208	141,873	132,922	140,513	129,478	196,696	469,983
General and administrative expenses	57,861	57,861	1,604,987	57,232	57,861	57,861	65,978	95,285

Total	187,268	194,335	1,767,780	211,317	232,804	213,043	278,067	613,158

(2)
The table below sets forth a reconciliation of our net (loss) income to Adjusted EBITDA for the periods indicated. For a detailed discussion of our non-GAAP financial measure, see "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure."

	For the Three Months Ended
	September 30, 2016	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018
	US$
Adjusted EBITDA reconciliation:
Net (loss) income	(7,030,560)	(10,895,382)	(10,770,744)	(5,463,877)	(5,173,415)	(2,252,877)	1,372,847	2,138,582
Add:
Share-based compensation related to share options and restricted share units	187,268	194,335	219,396	211,317	232,804	213,043	278,067	613,158
Compensation expense related to ordinary share repurchase	—	—	1,548,384	—	—	—	—	—

Adjusted Net (Loss) Income (Non-GAAP)*	(6,843,292)	(10,701,047)	(9,002,964)	(5,252,560)	(4,940,611)	(2,039,834)	1,650,914	2,751,740
Add:
Interest expense (income)	15,882	48,911	(17,131)	(148,956)	(165,970)	(149,875)	(61,418)	(9,057)
Income taxes	—	—	—	800	—	—	—	—
Depreciation	139,641	139,886	171,179	202,274	250,947	274,618	279,073	286,231

Adjusted EBITDA (Non-GAAP)*	(6,687,769)	(10,512,250)	(8,848,916)	(5,198,442)	(4,855,634)	(1,915,091)	1,868,569	3,028,914

*
The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

        We experienced general growth in net revenues for the eight quarters from July 1, 2016 to June 30, 2018, primarily due to the increase in our revenue from mobile advertising services. The mobile advertising industry typically has seasonal trends. The advertisers tend to increase their advertising spending in the fourth quarter of each calendar year and reduce their advertising spending in the first quarter of each calendar year. As a result of the seasonality of the mobile advertising business, we had lower advertising revenue in the first quarter of 2017 compared to the fourth quarter of 2016. The seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. We experienced significant revenue growth in the period of three consecutive quarters ended June 30, 2018, mainly driven by the fast growth of the user base of our other global portfolio products during that period.

        Our cost of revenues was relatively stable in absolute amount and generally decreased as a percentage of our net revenues during the eight quarters from July 1, 2016 to June 30, 2018, except for the increase as a percentage of net revenues between the fourth quarter of 2016 and the first quarter of 2017 due to seasonality. The cost of revenues was relatively stable because the increase in our bandwidth and internet data usage costs due to our user-base expansion was offset by the decrease in our VoIP related cost due to improved efficiency in telecommunication services utilization. Our operating expenses generally increased in absolute amount for the same period, primarily due to increased expenditure on targeted marketing campaigns to acquire new users and headcount increase.

        We recorded a gross profit for the five consecutive quarters from April 1, 2017 to June 30, 2018 as our net revenues rapidly increased while our cost of revenues increased at a lower pace due to the economy of scale and our improved operating efficiency. In the last three quarters of 2017, our loss from operations as a percentage of net revenues continued to decrease. In the first two quarters of 2018, we started to achieve profitability due to (i) the increase in the average DAUs and user engagement with our global portfolio products, and (ii) the improved monetization efficiency during that period.

Liquidity and Capital Resources

Cash Flows and Working Capital

        The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2016	2017	2017	2018
	US$	US$	US$	US$
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(28,435,452)	(28,049,152)	(19,799,666)	4,539,916
Net cash used in investing activities	(831,393)	(1,758,412)	(1,102,408)	(948,043)
Net cash provided by (used in) financing activities	51,306,960	14,401,620	13,694,494	(1,101,895)

Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)	(7,207,580)	2,489,978
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623	41,344,623	27,026,240

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(540,980)	1,087,561	543,542	(1,827,404)

Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240	34,680,585	27,688,814

        Historically, we have financed our operations primarily through funding from private issuances of preferred shares and loans from commercial banks. As of December 31, 2017 and June 30, 2018, we had US$27.0 million and US$27.7 million in cash, cash equivalents, and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand, short-term bank demand deposits and short-term principal-secured investments. Our restricted cash consists of bank deposits used to guarantee payment processing services provided by banks.

        We incurred a net loss of US$30.7 million and US$23.7 million and operating cash outflow of US$28.4 million and US$28.0 million for the years ended December 31, 2016 and 2017, respectively. We had net income of US$3.5 million and operating cash inflow of US$4.5 million for the six months ended June 30, 2018. We accumulated a deficit of US$123.4 million as of June 30, 2018. We had positive working capital, which equals the result of current assets minus current liabilities, of US$37.6 million, US$28.9 million and US$31.0 million as of December 31, 2016, December 31, 2017 and June 30, 2018, respectively. In the second half of 2018, we seek to further increase our revenues by increasing sales of our advertising services while maintaining control of our operating costs and expenses. We expect that these measures will improve our liquidity position during the current financial year. We believe that our current cash, cash equivalents, and restricted cash, the available credit under our existing credit facilities, and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the 12 months following this offering. We may, however, need additional capital in the future.

        If we determine that our cash requirements exceed the amount of cash, cash equivalents, and restricted cash we have on hand, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our anticipated cash flows for 2018 and planned actions to increase revenues and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

        As of June 30, 2018, 44.6% of our cash and cash equivalents, and restricted cash were held in China, and 15.1% were held by our VIEs and denominated in Renminbi. Most of the remaining cash and cash equivalents and restricted cash we held as of June 30, 2018 were held in Hong Kong and mainly denominated in Hong Kong dollars and U.S. dollars. Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See "Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

        To utilize the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiary and consolidated affiliated entities, or to make additional capital contributions to our PRC subsidiary." and "Use of Proceeds."

        A portion of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service-related foreign exchange transactions without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. See "Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares."

Operating Activities

        Net cash provided by operating activities in the six months ended June 30, 2018 was US$4.5 million, as compared to net income of US$3.5 million in the same period. The difference was primarily due to (i) an increase of US$4.8 million in accounts receivable, (ii) a decrease of US$1.2 million in accrued expenses and other current liabilities, and (iii) a decrease of US$0.8 million in accrued salary and benefits, partially offset by (i) an increase of US$5.0 million in accounts payable driven primarily by the increase of our user acquisition costs, and (ii) an increase of US$0.3 million in deferred government subsidies. The principal non-cash items affecting the difference between our net income and our net cash used in operating activities in six months ended June 30, 2018 primarily consisted of (i) US$0.6 million in depreciation expenses, and (ii) US$0.9 million in share-based compensation expenses. The increase in our accounts receivable was primarily due to the significant increase in our advertising revenue in the six months ended June 30, 2018. Contractually our advertising customers are typically required to make payments in the month following the month in which the advertisements were delivered. In practice, we typically allow a payment term of 30 to 90 days.

        Net cash used in operating activities in 2017 was US$28.0 million, as compared to net loss of US$23.7 million in the same period. The difference was primarily due to (i) an increase of US$9.6 million in accounts receivable and (ii) an increase of US$1.1 million in prepaid expenses and other current assets, partially offset by (i) an increase of US$1.6 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$1.1 million in accrued salary and benefits due to our business expansion, and (iii) an increase of US$0.9 million in accrued expenses and other current liabilities. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2017 consisted of (i) US$1.3 million in provision for allowance of doubtful accounts, (ii) US$0.9 million in depreciation expenses, and (iii) US$0.9 million in share-based compensation expenses. The increase in our accounts receivable was primarily due to the significant increase in our advertising revenue in the three months ended December 31, 2017. Contractually our advertising customers are typically required to make payments in the month following the month in which the advertisements were delivered. In practice, we typically allow a payment term of 30 to 90 days.

        Net cash used in operating activities in 2016 was US$28.4 million, as compared to net loss of US$30.7 million in the same period. The difference was primarily due to (i) an increase of US$1.8 million in accounts receivable driven primarily by the increase of our advertising revenue and (ii) an increase of US$1.0 million in prepaid expenses and other current assets, partially offset by (i) an increase of US$1.8 million in accounts payable driven primarily by the increase of our user acquisition costs, (ii) an increase of US$1.1 million in accrued expenses and other current liabilities, and (iii) an increase of US$0.7 million in accrued salary and benefits due to our business expansion. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2016 consisted of (i) US$0.7 million in share-based compensation expenses, and (ii) US$0.6 million in depreciation expenses.

Investing Activities

        Net cash used in investing activities in the six months ended June 30, 2018 was US$0.9 million, primarily due to (i) purchase of property, plant and equipment of US$0.8 million and (ii) acquisition of minority equity interest in an investee company of US$0.5 million, partially offset by the repayment of loans from related parties of US$0.4 million.

        Net cash used in investing activities in 2017 was US$1.8 million, primarily due to (i) purchase of property, plant and equipment of US$1.5 million and (ii) loans to related parties of US$0.3 million.

        Net cash used in investing activities in 2016 was US$0.8 million, primarily due to purchase of property, plant and equipment of US$0.8 million.

Financing Activities

        Net cash used in financing activities in the six months ended June 30, 2018 was US$1.1 million due to our repayment of bank borrowings.

        Net cash provided by financing activities in 2017 was US$14.4 million, primarily due to (i) the proceeds received from the issuance of our Series D-1 preferred shares of US$20.0 million and

(ii) proceeds from bank borrowings of US$1.9 million, partially offset by (i) our repurchase of ordinary shares from certain founding shareholders of US$1.5 million, (ii) our repurchase of Series A preferred shares of US$2.0 million from certain preferred shareholders, and (iii) our repayment of bank borrowings of US$4.0 million.

        Net cash provided by financing activities in 2016 was US$51.3 million, primarily due to (i) the proceeds received from the issuance of our Series D preferred shares of US$46.0 million and (ii) proceeds from bank borrowings of US$6.0 million, partially offset by our repayment of bank borrowings of US$0.7 million.

Capital Expenditures

        We made capital expenditures of US$0.8 million, US$1.5 million and US$0.8 million in 2016, 2017 and the six months ended June 30, 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment, including servers and other IT equipment. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years
	(in US$)
Lease obligations	963,388	693,756	269,632
Borrowing(1)	1,293,503	1,293,503	—

Total	2,256,891	1,987,259	269,632

(1)
The borrowing includes interest estimated at 6.18% per annum. As the variable rate equals the prevailing base lending rate for one year as announced by the People's Bank of China plus 1.43%, the weighted average interest rate of borrowing was 6.18% in the years ended December 31, 2016 and 2017.

        Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2017.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

        CooTek (Cayman) Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our Hong Kong subsidiaries and our VIEs in China. As a result, CooTek (Cayman) Inc.'s ability to pay dividends depend on dividends paid by our PRC and Hong Kong subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

        A majority of our expenses and a certain percentage of our revenues are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to such risk.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

        For the years ended December 31, 2016 and 2017, we had a net loss of US$30.7 million and US$23.7 million, respectively. For the six months ended June 30, 2018, we had net income of US$3.5 million. The following table demonstrates the impact of a hypothetical increase or decrease in the exchange rate of U.S. dollar against RMB on our financial results holding all other variables constant:

	Effects on net income (loss) (US$)
	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017	For the Six Months Ended June 30, 2018
5% appreciation of USD against RMB	1,511,157	1,486,139	571,491
5% depreciation of USD against RMB	(1,670,226)	(1,642,575)	(631,648)

        As of June 30, 2018, we had RMB-denominated cash, cash equivalents and restricted cash of RMB62.5 million, HKD-denominated cash, cash equivalents and restricted cash of HKD68.7 million,

and U.S. dollar-denominated cash, cash equivalents and restricted cash of US$9.5 million. Assuming we had converted the U.S. dollar-denominated cash, cash equivalents and restricted cash of US$9.5 million into RMB at the exchange rate of $1.00 for RMB6.6166 as of June 30, 2018, a 5% appreciation or depreciation of RMB against the U.S. dollar as of June 30, 2018 would result in a decrease or an increase of RMB3.1 million in our cash and cash equivalents, respectively. Assuming we had converted the HKD-denominated cash, cash equivalents and restricted cash of HKD68.7 million into RMB at the exchange rate of HKD1.00 for RMB0.8431 as of June 30, 2018, a 5% appreciation or depreciation of RMB against HKD as of June 30, 2018 would result in a decrease or an increase of RMB2.9 million in our cash and cash equivalents, respectively.

        In recent years, the exchange rate between RMB and U.S. dollar has experienced volatility. It is difficult to predict how market forces and government policies may impact the exchange rate between RMB and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk, but we may, in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. The effectiveness of these hedges may be limited and we may not be able to successfully reduce our exposure.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

        To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016 and 2017 were increases of 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Internal Control Over Financial Reporting

        Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, or our independent accountant, has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for year ended December 31, 2017, we and our independent accountant identified one material weakness and two significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to the lack of accounting personnel with requisite knowledge of U.S. GAAP and SEC financial reporting requirements, and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP and SEC financial reporting requirements. As we are a privately owned company prior to this initial public offering, neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        We do not believe that this material weakness had a significant impact on our financial reporting. We are in the process of implementing a number of measures to address the material weakness that has been identified:

  •
  We have hired qualified accounting and reporting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and plan to add more qualified staff to this team within one year following this offering;

  •
  We will further develop our compliance process and establish a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues by the end of 2019;

  •
  We organize regular training for our accounting and reporting staff, especially training related to U.S. GAAP and SEC financial reporting requirements, and plan to sponsor the external professional training of our accounting and reporting staff starting from 2018 onwards; and

  •
  We plan to complete the upgrade of our financial system to enhance its effectiveness and financial and system control by the end of 2018.

        However, we cannot assure you that we will remediate our material weakness in a timely manner. See "Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting for 5 years.

Critical Accounting Policies, Judgments and Estimates

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

        We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of Consolidation

        Our consolidated financial statements include the financial information of our holding company, our subsidiaries and our VIEs. All intercompany balances and transactions between us, our subsidiaries and our VIEs are eliminated upon consolidation.

        PRC laws and regulations currently restrict foreign-invested companies to engage in mobile internet and mobile advertising businesses. Our offshore holding companies are deemed as foreign entities under PRC laws and accordingly our wholly-owned PRC subsidiary is not eligible to engage in provisions of internet content or other online services. To comply with PRC law and regulations, we conduct all of our mobile internet and mobile advertising businesses in China through our VIEs. Through a series of contractual agreements with VIEs and their respective shareholders, we have effective control over the VIEs. We consolidate our subsidiaries and VIEs of which we are the primary beneficiary.

Revenue Recognition

        In accordance with the criteria set forth in ASC605, Revenue Recognition, we recognize revenues when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

        We provide advertising services to advertising customers which promote their brands, products and services through our mobile applications. We offer two main types of advertising arrangements: brand advertising services and performance-based advertising services. For brand advertising, we recognize revenue ratably based on the number of impressions over the period that the advertising service is provided, which is generally one to two months. For performance-based advertising services, we charge fees to advertising customers based on the effectiveness of advertising links, which is measured by clicks, conversions or some other measurable actions by users of our mobile applications. Revenue from performance-based advertising services is recognized when a user takes the action requested by the advertising customer.

        We provide cash incentives in the form of sales rebates to certain advertising agencies, and our advertising revenue is presented net of such sales rebates. We have estimated and recorded the sales rebates based on historical transactions and the agreed sales rebate rates with certain advertising agencies. For the years ended December 31, 2016 and 2017, the rebates recorded by us were US$0.6 million and US$1.8 million, respectively. For the six months ended June 30, 2017 and 2018, the rebates recorded by us were US$0.9 million and US$0.2 million, respectively.

        We engage in certain advertising barter transactions for which the fair value of the advertising provided was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

Share-based Compensation

        Our share-based payment transactions with our employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

        The following table sets forth information regarding the share options granted to eligible employees:

Year	Number of Ordinary option granted	Exercise Price	Fair Value Range of options at the Grant Date	Fair Value of the underlying Ordinary Shares at the Grant Date
		US$	US$	US$
2016	44,618,497	0.10-0.18	0.0247-0.0504	0.08-0.10
2017	10,755,650	0.18	0.0379-0.0748	0.10-0.16

        Our share-based compensation expenses are measured at the fair value of the awards as calculated under the binomial option-pricing model. Changes in the assumptions used in the binomial model could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

        Assumptions used in the binomial model are presented below:

	For the years ended December 31,
	2016	2017
Average risk-free rate of interest(1)	1.49%-2.45%	2.27%-2.45%
Expected volatility(2)	40.92%-41.88%	40.47%-41.32%
Dividend yield(3)	0%	0%
Contractual term	10 years	10 years

(1)
We estimate the average risk-free rate of interest based on the yield to maturity of U.S. treasury bonds denominated in US$ with a maturity similar to the expected expiry of the term.

(2)
We estimate expected volatility based on the historical volatility of comparable companies in the period equal to average time to expiration to the valuation date.

(3)
We have never declared or paid any dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

        We estimate the fair value of our restricted share units based on the fair value of our ordinary shares on the date of grant.

        The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, our share-based compensation expenses could be materially different for any period.

        Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

Fair Value of Our Ordinary Shares

        We are a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares. The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Valuation Date	Per Share Fair Value of the Underlying Ordinary Shares	Purpose of Valuation
	US$
January 31, 2016	0.0804	Share option grants
July 14, 2016	0.1020	To determine potential beneficial conversion feature in connection with the issuance of Series D convertible redeemable preferred shares, and share option grants
January 10, 2017	0.1017	To determine potential beneficial conversion feature in connection with the issuance of Series D-1 convertible redeemable preferred shares, and share option grants
July 31, 2017	0.1601	Share option grants
March 15, 2018	0.4469	Restricted share unit grants

        In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management's best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Discount Rates.    The discount rates used were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

        Comparable Companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the internet and big data industry and (ii) their shares are publicly traded on stock exchanges in the United States.

        Discount for Lack of Marketability, or DLOM.    DLOM was quantified by the Finnerty option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares in 2016, 2017 and six months ended June 30, 2018.

        However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

        The hybrid method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held Company Equity Securities Issued as Compensation." The hybrid method is a hybrid between the probability-weighted expected return method, or PWERM, and the option pricing method. Under a PWERM, the value of the various equity securities are estimated based upon an analysis of future values for the enterprise, assuming various future outcomes. The option pricing method treats preferred shares as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred shares.

        The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 40.47% to 41.88% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Accounts Receivable, net

        Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. We maintain an allowance for doubtful accounts that reflect our best estimate of probable losses inherent in the accounts receivable. In determining collectability of the accounts receivable, we consider many factors, such as creditworthiness of the customers, aging of the receivables, payment history of the customers, financial conditions of the customers and market trend, and other specific facts and circumstances. In circumstance where we are aware of a specific advertising customer's inability to settle our receivables, we record a specific provision to reduce the amount that we believe we will collect. For the years ended December 31, 2016 and 2017, provision for allowance for doubtful account was nil and US$1.3 million, respectively.

Income Tax

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the asset and liability method of accounting for income taxes.

        In accordance with the provisions of ASC 740, we recognize in the financial statements the benefit of a tax position if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimates liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

        Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We consider positive and negative evidence when determining whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, historical results of operations, and tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        We have provided a full valuation allowance for the deferred tax assets as of December 31, 2016 and 2017, as we are not able to conclude that future realization of those net operating-loss carry-forwards and other deferred tax assets is more likely than not.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017.

        The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). Pursuant to the JOBS Act, we, as an emerging growth company, have elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies, and will adopt and implement the new revenue standard as of the effective date applicable to private companies, i.e., January 1, 2019, using the modified retrospective method. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements and currently do not expect the adoption will have significant effects on our revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require us to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. We have adopted ASU 2014-15, assessed our ability to continue as a going concern and concluded that substantial doubt about our ability to continue as a going concern does not exist.

        In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. This ASU will become effective for us on January 1, 2019, and requires adoption using a modified retrospective approach. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. We are in the process of evaluating the impact on our consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2017, we have US$1.0 million of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The update was aimed at reducing the cost and complexity of the accounting for share-based payments. ASU 2016-09 became effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We retrospectively adopted this update as of January 1, 2017. The adoption of ASU 2016-09 did not have a material impact on our consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). We are in the process of evaluating the impact on its consolidated financial statements upon adoption.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU requires that (i) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, (ii) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and (iii) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. We will adopt this ASU on its effective date of January 1, 2018 and are in the process of evaluating the impact on our consolidated financial statements upon adoption.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. We adopted ASU 2016-15 as of December 31, 2016, and although we changed the historical presentation on the consolidated statements of cash flows, we did not have any other material impact on our consolidated financial statements.

        In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under Topic 718. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. We are in the process of evaluating the impact on our consolidated financial statements upon adoption.

INDUSTRY

Global Mobile Internet

Mobile internet user base and penetration

        The number of global mobile internet users reached 3.3 billion in 2017 and is expected to grow at a CAGR of 5.3% to 5.0 billion by 2025, according to GSMA Intelligence. The global mobile internet penetration rate was 43% in 2017 and is expected to reach 61% in 2025, according to GSMA Intelligence.

        The growth in global mobile internet penetration is expected to be primarily driven by the strong growth in developing markets such as Asia Pacific, Sub-Saharan Africa, Latin America, Middle East and North Africa, while markets in Europe and North America are approaching saturation, according to GSMA Intelligence.

Mobile Internet Penetration by Region (2017 vs. 2025E)

Source: © GSMA Intelligence 2018

Smartphone market

        The adoption of global mobile internet has become increasingly widespread and mobile devices have become an integral part of our daily lives. According to IDC, the global smartphone shipment volume was 1.5 billion units in 2017 and is expected to grow to 1.7 billion in 2022. In particular, Asia Pacific and Latin America have exhibited the strongest growth in receiving smartphone shipments and have been the key drivers of the global smartphone market expansion. The following table sets forth the numbers of global smartphone shipments for each of the periods indicated.

	2011	2012	2013	2014	2015	2016	2017	2018E	2019E	2020E	2021E	2022E
Global Smartphone Shipment (in millions)	494.4	726.7	1,018.7	1,301.5	1,437.6	1,468.9	1,462.0	1,493.2	1,540.3	1,591.2	1,639.5	1,678.9

Source: IDC

Mobile Smart Input Market

Overview

        Mobile smart input is unique among mobile applications in that it is generally launched and used across multiple applications on mobile devices, which results in frequent use and generates high data value. The rapid expansion in mobile internet networks and mobile device user base over the past ten years has presented an enormous opportunity for the mobile smart input market.

        Mobile smart input products fall into two categories: default smart inputs developed by mobile device manufacturers such as Apple and Samsung exclusively for their branded devices and third-party developed smart input methods such as our TouchPal Smart Input and Microsoft/SwiftKey.

Third-party smart input providers

        Third-party smart input providers distribute their smart input products through two major channels: pre-installations on smartphones prior to shipment through partnerships with mobile device manufacturers and user downloads on digital distribution platforms such as Google Play Store.

        Pre-installation of third-party smart input applications offer a way to enhance mobile device features. As a result, mobile device manufacturers, including those that develop their own smart inputs, are often willing to partner with third-party smart input providers for pre-installation of their products. As of the date of this prospectus, almost all major mobile device manufacturers have certain partnerships of this nature with certain third-party smart input providers.

Change in User Behavior

User preferences have shifted from PC towards mobile devices

        Internet users around the globe live in an "always-on" world due to the ubiquity of mobile devices and mobile internet access. According to comScore, mobile devices accounted for 69% of digital media time spent in 2017.

        Browsing habits are also changing rapidly in recent years as smartphones have become the primary devices through which people access the internet. Although mobile devices accounted for only 5% of global web browsing in terms of page views in 2010, it overtook desktop web browsing to account for a majority of web browsing in terms of page views in October 2016, according to StatCounter. During August 2018, mobile and tablet devices together accounted for 56.7% of global web browsing in terms of page views, compared to 43.3% for desktop devices during the same period, according to StatCounter.

Mobile device users tend to spend more time on apps than web browsers

        More than 80% of mobile minutes in all markets are spent on apps and only a small portion of mobile minutes are spent on web browsers, according to comScore.

        The degree of preference for mobile apps over mobile web browsers among internet content consumers varies based on the type of content being consumed. There is a clear and strong preference for mobile apps when it comes to content related to entertainment and social networking, according to IAB.

Mobile Device Users' Preference by Content Type in 2017

Source: IAB

Mobile Advertising Opportunities

        The global advertising industry continues to experience a shift in advertising spending from traditional offline channels such as television commercials to online channels. According to Zenith's Advertising Expenditure Forecast in March 2018, global online advertising spending increased at a CAGR of 18.8% from US$72.4 billion in 2011 to US$203.6 billion in 2017. Global online advertising spending is expected to reach US$273.8 billion in 2020.

        The growth in the broader online advertising market is primarily driven by mobile advertising. Global mobile advertising spending reached US$107.1 billion in 2017 and is expected to reach US$179.7 billion in 2020, according to Zenith.

 Mobile Advertising Expenditure
US$ billion

Source: Zenith, Advertising Expenditure Forecast, March 2018

AI and Big Data Application

        Tremendous advances in the density of computing power and data availability have enabled entirely new applications for digital technology and services. The demand for such applications in turn drives further advances in the ability to collect, manage, process, and deliver data. As a result, the ability to leverage AI and big data analytics based on user profiles and behaviors is crucial for delivering targeted content and for improving user engagement.

The proliferation of data

        The continuing increase in global online activity results in rapid growth in the amounts of data available. Big data analytics can be used to generate user insights and to improve business performance. IDC forecasts that the global data volume will grow to 163 zettabytes in 2025, a tenfold increase over the 16.1 zettabytes of data generated in 2016. Data assets including information on a mobile internet user's profile, historical interaction with mobile devices and applications, and preferences in content consumption are the basis for delivering relevant content to such user. Access to a large volume of available data online about a user is the foundation for understanding the user on an individual basis.

 Dramatic rise in the size of global database

Source: IDC

AI capability is the engine

        The rapidly increasing quantity and availability of digital data is placing greater importance on AI technology. Large scale data analytics and deep learning algorithms allow businesses to extract useful information from large datasets and create a foundation for delivering targeted responses and more effective solutions. New computational methods and more cost-effective computing power now enable technology companies to process and draw insights from data using machine learning approaches. These insights can be used to optimize content delivery to targeted users in a way that was not possible in the past.

        In order to improve AI capabilities, it is crucial to continually refine the algorithms via training of the neural network and improving its inference capability. In return, advanced AI capabilities improve data veracity and allow a more precise analysis and understanding of user behaviors.

  AI application—Targeted content delivery

        Targeted content delivery is shifting towards individual user preference. In the past, showing and receiving content was relatively simple, with content providers design what to show and the audience receive what is given. However, with the development of the internet and data analytics, audience is no longer uniformly defined or segmented. More and more data generated by individual end users is accumulated and analyzed, and has revealed that the preferences of end users tend to be more obviously differentiated from one another than one might expect. AI helps to take this understanding one step further to allow a more meaningful and thorough analysis. With abundant data available, the mechanism of matching content with relevant users can become smarter which in turn would improve the efficiency of getting the right content to the right end users.

  AI application—Virtual assistance

        The advancement of AI has led to the development and an increasing adoption of virtual assistants, which is expected to reach a market size of $15.8 billion by 2021 from $1.6 billion in 2015 in terms of revenue from sales of virtual assistants, according to Tractica. In particular, voice-activated virtual assistants are becoming increasingly popular, most notably with voice search and voice-enabled messaging.

BUSINESS

Our Mission

        Our mission is to empower everyone to express themselves and enjoy relevant content seamlessly.

Overview

        We are a fast-growing mobile internet company. Sophisticated big data analytics and proprietary AI capability are the backbone of our business.

        Our global portfolio of mobile applications serves a large global user base comprised of an average of 132.6 million DAUs across more than 240 countries and regions in June 2018, compared to an average of 75.6 million DAUs in June 2017, representing 75.3% year-on-year growth.

        Our super app, TouchPal Smart Input, is an intelligent input method for mobile devices and generates a massive, diverse set of user interaction data. We employ proprietary AI and big data analytical technologies both to process such data and a large amount of multi-language content that we source and organize from the internet, and to develop advanced multilingual natural language processing and semantic understanding technologies. These technologies enable us to obtain in-depth user insights and identify market opportunities, which set the foundation for developing content-rich mobile applications that deliver relevant content for five selected verticals including fitness, lifestyle, healthcare, news and short videos, and entertainment. We have also built a rich library of user profiles and interests that allows us to grow our user base effectively.

        TouchPal Smart Input boasts an advanced multilingual language model that supports more than 110 languages and offers an effective and enjoyable typing experience on mobile devices. Named one of the Google Play Best Apps of 2015, TouchPal Smart Input has high popularity and superior engagement among mobile internet users around the world. In June 2018, it reached 125.4 million DAUs on average and was launched 72 times per day per active user on average. TouchPal Smart Input's distinctive feature is that it operates across virtually all other mobile applications such as social network apps, e-commerce apps and browsers.

        Building upon user insights accumulated through our TouchPal Smart Input, we have formulated a systematic approach to developing a global product portfolio, through which we deliver relevant content and grow our user base. These content-rich applications are targeting five selected verticals with large addressable global markets, including fitness, lifestyle, healthcare, news and short videos, and entertainment. In addition to TouchPal Smart Input, we have launched a portfolio of 15 other mobile applications as of June 30, 2018 and most of them are content-rich applications. Those mobile applications reached 9.4 million MAUs and 2.9 million DAUs on average in December 2017 and 22.2 million MAUs and 7.3 million DAUs on average in June 2018. Most of our global portfolio applications have achieved high user ratings ranging from 4.5 to 4.7 out of 5 on Google Play Store.

        Our user-centric and data-driven approach has enabled us to release appealing products to capture mobile internet users' ever-evolving content needs and help us rapidly attract targeted users by cross-selling to existing users and acquiring new users based on our user profile analysis. For example, by leveraging our data analytics capabilities, we have identified an increasing number of users who are interested in fitness-related topics and content. To capture the business opportunity presented by this trend, we developed two fitness mobile applications, HiFit and ManFIT. We also built a profile of target users based on our user insights. We believe that this approach has allowed us to effectively grow our user base. Through HiFit and ManFIT, we deliver rich content such as workout videos to our users based on their profiles. We believe that potential users matching such profile are more likely to be interested in these applications.

        We continue to improve our AI capabilities and, in March 2018, launched Talia, an AI-powered virtual personal assistant that understands everyday conversations and delivers relevant content to users in multiple scenarios. Talia is integrated seamlessly with our TouchPal Smart Input. Talia automatically offers services to users in a variety of usage scenarios, such as content recommendations, web searches and weather forecasts.

        We have a proven and scalable monetization capability in mobile advertising. We leverage our in-depth user insights to deliver targeted and engaging advertisements that are relevant to users across our various mobile applications. The effective price per impression and the number of our average daily impressions delivered on our global portfolio products increased by approximately 36% and 537%, respectively, from the first half of 2017 to the first half of 2018.

        We generate revenues primarily from mobile advertising. Our net revenues grew rapidly from US$11.0 million in 2016 to US$37.3 million in 2017, representing 238.5% year-on-year growth. Our net revenues grew rapidly from US$9.1 million for the six months ended June 30, 2017 to US$50.3 million for the same period of 2018, representing 451.7% year-on-year growth. Our net loss decreased from US$30.7 million in 2016 to US$23.7 million in 2017 due to our revenue growth and operating leverage. We recorded net income of US$3.5 million for the six months ended June 30, 2018, compared to net loss of US$16.2 million for the same period of 2017. We generated gross profit of US$17.2 million in 2017, compared to gross loss of US$9.1 million in 2016, implying an improvement of gross profit margin from negative 82.8% in 2016 to 46.2% in 2017. We recorded gross profit of US$42.2 million for the six months ended June 30, 2018, as compared to gross loss of US$1.1 million for the same period of 2017, implying an improvement of gross profit margin from negative 11.6% for the six months ended June 30, 2017 to 84.0% for the same period of 2018. Of our total advertising revenue generated from our global portfolio products, our TouchPal Smart Input contributed substantially all in 2016, approximately 71% in 2017 and 33% in the six months ended June 30, 2018, and our other global portfolio products contributed approximately 29% in 2017 and 67% in the six months ended June 30, 2018.

Our Strengths

        We believe that the following strengths contribute to our success and distinguish us from our competitors.

A fast-growing mobile internet company with a large global user base

        We are a fast-growing AI and big data-driven mobile internet company empowering people to express themselves and enjoy relevant content seamlessly.

        Building upon user insights accumulated through our TouchPal Smart Input, we have formulated a systematic approach to developing a global product portfolio in selected verticals, through which we deliver relevant content and grow user base. We have built a large user base for our global product portfolio spanning more than 240 countries and regions as of June 2018, reaching an average of 132.6 million DAUs, which grew from 75.6 million DAUs in June 2017, representing 75.3% year-on-year growth.

Superior user engagement and stickiness

        Our products have enjoyed superior user engagement and stickiness. Most notably, our super app, TouchPal Smart Input, is an AI-powered input method for mobile devices that operates across mobile applications and is compatible across mobile operating systems. In June 2018, TouchPal Smart Input was launched an average of 72 times per day per active user and reached a DAU/MAU ratio of 73.0%. The average number of launch times of TouchPal Smart Input per day per active user in each of the four consecutive quarters ended June 30, 2018 was generally consistent. Of the new users who activated TouchPal Smart Input in 2017, 44% on average remained active users six months after activation.

        TouchPal Smart Input has achieved its popularity and high retention rate by offering a user-friendly interface and an array of compelling smart functionalities and features. These functionalities and features include (i) predictive input features such as next-word prediction, mistyping correction and auto spelling correction; (ii) cloud-based user accounts that store and sync users' preferences and frequently used words and text patterns, so that users can seamlessly enjoy the same level of user experience across different mobile applications and between different mobile devices; and (iii) AI-powered integrated virtual personal assistant, Talia.

        In addition to TouchPal Smart Input, our other global portfolio products have also enjoyed superior user engagement and stickiness, reaching a DAU/MAU ratio of 32.7% in June 2018.

In-depth user insights driven by big data analytics and AI technology

        Sophisticated big data analytics and proprietary AI technology are the backbone of our business.

        Our super app, TouchPal Smart Input, generates a massive, diverse set of user interaction data. We employ proprietary AI and big data analytical technologies to process such data and a large amount of multi-language content that we source and organize from the internet and develop advanced multilingual natural language processing and semantic understanding technologies. These technologies enable us to obtain in-depth user insights and identify market opportunities, which sets the foundation for developing content-rich mobile applications and growing user base effectively. We have also built a rich library of user profiles and interests that allows us to deliver relevant content to each user.

        Distinct from most other mobile applications, TouchPal Smart Input is launched within almost all other mobile applications across social network apps, e-commerce apps and browsers. The cross-app feature of TouchPal Smart Input has allowed us to generate a large and diverse set of multi-language user interaction data. We have organized such data and built a unique and rich set of databases that allow us to understand users to a degree that can be difficult for other stand-alone mobile application operators to recreate.

        Our AI capability has also allowed us to develop our proprietary virtual personal assistant, Talia. With the support of our advanced natural language processing and semantic understanding technologies, Talia understands everyday conversations and delivers relevant and on-demand content to users in multiple scenarios. Talia is integrated seamlessly with TouchPal Smart Input. When certain requests, interests or demands are perceived from users' conversations using TouchPal Smart Input, Talia automatically offers services to users in a variety of usage scenarios, such as content recommendations, web searches, weather forecasts, dining recommendations, and travel assistance. We believe the integration with a mobile smart input creates synergies in which Talia benefits from users' superior engagement with TouchPal Smart Input and at the same time Talia enhances users' experience with TouchPal Smart Input.

Highly effective expansion of product offerings and user base

        We leverage our in-depth user insights to identify market opportunities. Supported by our strong research, development and execution capabilities, as of June 30, 2018, we have developed and launched 15 other global portfolio applications in addition to TouchPal Smart Input and most of them are content-rich applications. These mobile applications cover five selected verticals with large addressable global markets, including fitness, lifestyle, healthcare, news and short videos, and entertainment.

        We have built profiles of targeted users for each of our global portfolio applications based on our in-depth user insights. We believe that potential users matching such profiles are more likely to be interested in these applications. As a result, each of our products has attracted a sizable user base on its own and received high user ratings on Google Play Store.

Proven and highly scalable monetization capability

        We derive substantially all of our revenue from mobile advertising. Our mobile advertising revenue grew at 251.5% year on year from US$10.0 million in 2016 to US$35.0 million in 2017 and grew at 453.1% year on year from US$8.8 million for the six months ended June 30, 2017 to US$48.5 million for the same period of 2018. Our advertising spaces grow with the increase of our user base and the number of product offerings. The effective price per impression on our advertising spaces and the number of our average daily impressions delivered on our global portfolio products increased by approximately 36% and 537%, respectively, from the first half of 2017 to the first half of 2018.

        We attract and retain advertising customers with our ability to obtain valuable user insights drawn from our large global user base with substantial socioeconomic, geographic and demographic diversity. We leverage such insights to deliver personally engaging advertisements that are relevant to users across our various mobile applications, helping our advertising customers to precisely target audiences.

        Our AI-powered virtual personal assistant, Talia, improves user experience and user engagement for TouchPal Smart Input and has the potential to generate a large volume of searches that present monetization opportunities for search ads.

Experienced management team with strong track-record of innovation

        We are led by our highly committed, technology-driven founders and management team. Our management and core R&D team have strong academic backgrounds and deep industry expertise. Many have prior experience with global technology companies such as Microsoft Corporation and Intel Corporation.

        We have a culture of innovation. Approximately half of our employees are software engineers and product designers tasked with research and development and focused on innovation and technological advancement. Our excellence in innovation has been recognized internationally and rewarded with prestigious awards and accolades. For example, TouchPal Smart Input won the Mobile Innovation Award at the GSMA Global Mobile Awards in Barcelona in 2009 and was named one of the Google Play Best Apps of 2015. In addition, we were named one of the "Top 10 Most Innovative Companies in China" by Fast Company in 2014. More importantly, we have been able to develop a growing portfolio of mobile applications, most of which have achieved high user ratings ranging from 4.5 to 4.7 out of 5 on Google Play Store.

Our Strategies

        We intend to achieve our mission and further grow our business by pursuing the following strategies:

Continue to expand our user base

        In order to expand our user base and deepen our global presence, we strive to maintain our existing user base and to attract new users. We intend to enhance the superior experience that our users enjoy with our product offerings. We also plan to develop and launch new mobile applications that are individually designed to target new groups of users who match certain profiles and have specific interests and demands for content and information. We understand that mobile device users from different geographic regions tend to have different interests and demands for content and information as well as different preferences for content delivery and user experience. We intend to capitalize on our understanding of such difference and to develop more products that cater to users from different geographic regions.

Continue to invest in next-generation AI and natural language processing technologies

        Our sophisticated big data analytics and AI capability are essential to the successful utilization of user-generated data to develop sophisticated user insights. We plan to continue to invest in both hardware and software systems that enable us to develop these technological capabilities. We intend to invest in more computational resources that power our AI capability, such as graphics processing unit farms. We intend to refine our natural language processing and machine learning technologies to enhance and optimize our user insights. We also intend to upgrade the AI engine behind our virtual personal assistant Talia. In addition, we intend to continue to broaden the application of our AI capability in our research and development process in order to make our mobile applications and advertising services more intelligent for our users and advertisers.

Strengthen targeted content delivery based on user insights

        We intend to continue investing in and improving our ability to deliver targeted content to our users. This will allow our users to enjoy relevant content and advertising that appear personalized and native to the experience of individual users. We also plan to further leverage our AI personal assistant, Talia, as an intelligent and versatile channel for distribution of highly targeted content in a variety of use cases and scenarios.

Further improve advertising performance

        We specialize in innovative performance-based advertising services to help our advertising customers achieve a high level of success in terms of precision targeting of the preferred audience and realization of cost-effective conversion rates. We plan to continue to design and employ more effective advertising features and formats for our advertising customers such as video advertisements.

        We also plan to increase the relevance and value of advertisements distributed through our products by leveraging our in-depth user insights to further improve precision targeting for our advertising customers.

Pursue strategic acquisitions and investments

        We intend to selectively pursue acquisitions or investments in potential targets or assets in fields that we believe are highly strategic and complementary to our business, such as natural language processing technology, AI technology and content apps.

Our Products

        Based on our profound user insights and a rich library of user profiles, we have developed a growing global portfolio of products with in various verticals. They range from mobile device smart input and VoIP calling to content-rich applications including those for fitness training and hydration assistance, addressing a variety of usage scenarios and user demands and, in this process, helping us to accomplish our mission.

        We have achieved significant expansion of our user base for our global portfolio products, largely driven by our ability to identify and meet individual users' actual interests and demands. Our super app TouchPal Smart Input was launched in 2008 and reached 125.4 million DAUs on average in June 2018. In addition to TouchPal Smart Input, we have launched 15 other global portfolio products as of June 30, 2018, and those products reached 7.3 million DAUs on average and 22.2 million MAUs in June 2018. We have also managed to achieve a high level of engagement and stickiness among our users. In June 2018, the DAU/MAU ratio of our global product portfolio reached 68.4% as compared to 66.0% in June 2017.

TouchPal Smart Input

        TouchPal Smart Input, our super app, is an AI-powered innovative input method for mobile devices. First launched in 2008 and continuously improved ever since, TouchPal Smart Input is an award-winning product. It won the Mobile Innovation Award at the GSMA Global Mobile Awards in Barcelona in 2009 and the Google Play Best Apps of 2015. TouchPal Smart Input had an average of 125.4 million DAUs in more than 240 countries and regions in June 2018.

  AI-driven Functionalities

        TouchPal Smart Input features a number of smart functionalities powered by our proprietary AI technology. Prominent examples of such AI-driven functionalities include predictive input features and its integrated virtual personal assistant Talia.

  •
  Predictive input features.  TouchPal Smart Input supports multilingual next-word prediction as well as mistyping correction and auto spelling correction on mobile devices. These features help users enter a string of text on a mobile device swiftly and accurately. The more recent versions of TouchPal Smart Input employ a language model that is based on an artificial neural network to understand the semantic relationship among a longer string of preceding words, resulting in more accurate predictions compared to traditional mobile input applications.

  •
  Virtual personal assistant.  TouchPal Smart Input features an AI-powered virtual personal assistant, named Talia. Talia is a product built on multiple cutting-edge AI technologies such as deep neural network and semantic understanding technologies. It digests enormous language and conversation patterns and is capable of understanding the meaning of everyday conversations. Unlike other personal assistant mobile applications, services provided by Talia do not require to be triggered by a predefined user interaction with the mobile device, such as a predefined voice command or a long-press button gesture. Instead, Talia automatically offers services to users in a variety of usage scenarios, such as content recommendations, web searches and weather forecasts, dining recommendations and travel assistance. For instance, if a user of TouchPal Smart Input is in a conversation about dinner plans, Talia will automatically provide dining recommendations based on the context of the conversation.

        Talia is integrated seamlessly with TouchPal Smart Input and is available on the widely-used Android operating system. We believe the integration creates synergies in which Talia benefits from users' superior engagement with TouchPal Smart Input and at the same time Talia enhances users' experience with TouchPal Smart Input. Development has been under way to bring Talia to iOS and other mobile operating systems and to make Talia a standalone mobile application that can be directly integrated with the mobile operating systems to provide a variety of smart functionalities such as textual and voice searches through natural language style user interactions.

        The diagrams below illustrate how Talia functions inside TouchPal Smart Input.

  Self-reinforcing and Self-adaptive Input Experience

        We employ our AI and big data analytics technologies to process and analyze our massive number of users' interactions with TouchPal Smart Input in different languages to improve our language model, enrich our language databases, and strengthen our support for each language. In addition, the proprietary deep learning engine behind TouchPal Smart Input is fueled and enriched by users' interaction with the application. It enables the application to achieve semantic understanding, adapt to each user, and provide an increasingly improved and customized user experience over time. As a concrete manifestation of such improvement and customization, when users increase the duration and frequency of their interactions with TouchPal Smart Input, it gets and feels "smarter" by way of improved accuracy with next-word prediction, mistyping correction and auto spelling correction, which in turn helps us attract more users, thus forming a self-reinforcing virtuous cycle.

  Relevant Content Recommendations

        Based on our user insights, TouchPal Smart Input recommends relevant content to its targeted users through a number of channels, such as news feeds, short video feeds and dynamic GIF content recommendations.

        The diagrams below illustrate how TouchPal Smart Input recommends relevant content to users.

  Languages Supported

        TouchPal Smart Input boasts an advanced multilingual language model that supports more than 110 different languages. We have developed our capabilities in each foreign language by creating a natural language model behind the application and building upon the vast internet content in each relevant language. Our language databases are enriched, and our support for each language is strengthened, with the increase of the amount of users' interaction with the application in the relevant languages.

  Versatility and Flexibility

        TouchPal Smart Input can be installed across major mobile operating systems, including Android and iOS operating systems, and can be used within any application that is launched by a mobile device user. TouchPal Smart Input recognizes user-generated data via the traditional typing mechanism as well as gesture typing, swipe typing and voice typing.

  Cloud-based Accounts

        TouchPal Smart Input features cloud-based user accounts that store and sync users' preferences and frequently used words and text patterns so that users can seamlessly enjoy the same level of user experience across different mobile applications and between different mobile devices.

Other Mobile Applications

        Based on our in-depth user insights, we continuously seek to identify large and fast-growing groups of mobile device users with certain unmet or emerging interests and demands. We then design and develop mobile applications to satisfy the interests and demands of those users who match our targeted profiles. Following this user-centric and data-driven approach, we have developed and brought to market the following global portfolio applications within various verticals.

  Fitness Applications

        We developed a series of fitness applications, including HiFit and ManFIT in 2017, in order to allow users who are interested in a fit and healthy lifestyle to watch workout videos shared by professional personal trainers, follow comprehensive workout programs, customize workout schedules, set up workout reminders and use a detailed tracking diary to form healthy fitness habits. These functionalities have been designed to help our targeted users to efficiently meet their needs by simply using their mobile devices on the go, anywhere and anytime. HiFit is currently available on both Android and iOS operating systems.

  AhaCall

        AhaCall is an international VoIP application that enables users to call both land lines and mobile phones in more than 200 countries and regions. For users, calls cost virtual credits and are otherwise free of charge. Users may purchase virtual credits with cash but may also earn virtual credits for free by watching video advertisements, making user referrals, or completing other tasks. AhaCall combines high quality call services with the delivery of relevant content and native ads in content feeds. AhaCall is currently available on both Android and iOS operating systems.

  Cherry

        First launched in 2018, Cherry is a mobile application that helps women track menstrual cycles and provides women with healthcare-related content. Cherry is currently available on Android operating systems, and we expect to release its iOS version in the near future.

  Horoscope Secret

        First launched in 2018, Horoscope Secret is a mobile application that provides horoscope and fortune-related content. Horoscope Secret is currently available on Android operating systems.

  Drink Water Reminder

        First launched in 2017, Drink Water Reminder is a mobile application that helps users drink an appropriate amount of water on a daily basis by enabling users to track drinking habits and offering both detailed graphical statistics and friendly reminders for users to stay hydrated. Drink Water Reminder is currently available on Android operating systems.

  Blue Light Filter

        First launched in 2016, Blue Light Filter is a mobile application that helps protect users' eyes by adjusting the screen color of a mobile device to filter light within certain range of wavelengths known to be harmful for eyes. Blue Light Filter is currently available on Android operating systems.

  VeeU

        First launched in 2018, VeeU is a mobile application that displays horizontal aggregated video content and professional user-generated short video content. VeeU is currently available on Android operating systems, and we expect to release its iOS version in the near future.

TouchPal Phonebook ( )

        First launched in 2010, TouchPal Phonebook ( ) is primarily a domestic Chinese communication application that enables users in China to make phone calls through internet for free, to search contacts on the dial pad and to block spam calls. TouchPal Phonebook is currently available on both Android and iOS operating systems.

        We have introduced to TouchPal Phonebook an increasing number of social media features geared towards users in China's urban and rural areas outside the major cosmopolitan cities such as Beijing, Shanghai and Guangzhou. For example, it offers personalized content recommendation feeds and it also curates user-generated content grouped by users from a similar geographic background.

Product Distribution

        We distribute our products and acquire users primarily through user downloads from digital distribution platforms and pre-installations on mobile devices.

Downloads

        We acquire new users through downloads of our products from digital distribution platforms such as Google Play Store and the Apple App Store. Some of these users acquired through downloads are drawn to our applications through word-of-mouth or general interest in one of our global portfolio products, thus growing our user base organically. A majority of our users are drawn to our products through our paid marketing campaigns on third party platforms, such as Facebook and Google AdMob. The number of users acquired through downloads of our products increased by 178.7% year on year from the second quarter of 2017 to the second quarter of 2018.

Pre-installations

        We have established ourselves as a trusted provider of smart input for mobile devices and have entered into collaboration agreements with mobile device manufacturers to pre-install TouchPal Smart Input on select mobile devices.

        In 2017, TouchPal Smart Input was pre-installed and activated on mobile devices shipped by more than 50 mobile device manufacturers such as OPPO, Vivo and HTC. The corresponding pre-installation and activation figure increased by 51.2% year on year from the second quarter of 2017 to the second quarter of 2018.

        We believe that our collaboration with smart mobile device manufacturers is a testament to the strengths of our products and will help further expand our user base and improve our user engagement.

Marketing

        We market our brand, products and services globally to mobile internet users primarily through online social media sites including Facebook, Instagram and Twitter, and through search engines such as Google. We also market our brand, products and services to our global business partners through trade show exhibitions.

        As of the date of this prospectus, we have over 5.5 million followers on Facebook. We promote our brand, products and services on Facebook through posts, pictures and short films and have received a large number of views and positive comments.

Monetization

        We generate substantially all of our revenues through mobile advertising, which accounted for 90.4%, 93.8% and 96.4% of our total revenue in 2016, 2017 and the six months ended June 30, 2018, respectively. We also generate revenues from sales of virtual items in a live social video community on our TouchPal Phonebook launched in 2017 and, to a lesser extent, from licensing of our TouchPal Smart Input to certain mobile device manufacturer for pre-installation.

        Our value proposition to advertisers is driven by our large, engaged and sticky user base, insightful understanding of user interests and demands, and precision targeting of content to the preferred audience in a variety of usage scenarios. We provide performance-based advertising solutions that are compelling to our advertisers.

        The number of our available advertising spaces is a function of the size of our user base and the number of our product offerings. The number of our average daily impressions delivered on our global portfolio products increased by approximately 537% from the first half of 2017 to the first half of 2018. We possess the technical capability to efficiently managing our advertising spaces. At the same time, our priority is to achieve a balance between user experience and utilization of advertising spaces.

        Our advertisers are from a broad range of industries, including healthcare, e-commerce, online games, merchant services and business services. Most of our advertisers are represented by third-party advertising exchanges and agencies. Our top two advertising customers in 2016 and 2017 in terms of revenue contribution were both international online advertising exchanges, with which we have entered into their standard form of contracts. These contracts do not have a specific term and may be terminated by either party upon a material breach by the other party or, in respect of certain contracts, with or without cause and only upon written notice to the other party. Our business depends on our relationships with these large advertising exchanges and agencies. For more details, see "Risk Factors—We depend on certain third-party advertising exchanges and agencies for a large portion of our mobile advertising revenues."

        We believe that our user-centric and data-driven approach to product development and content delivery, both powered by our AI and big data capabilities, attracts advertising customers and drives the growth of our advertising revenues.

        Our advertising spaces within our products can accommodate a variety of ad formats:

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  Native ads.  Native ads are ads that match the form and function of the app in which they appear. They can be news feeds, articles or videos, produced with the specific intent to promote a product while matching the form and style which would otherwise be seen in the host app.

        Native ads in content feed.    Most native ads are integrated into content feeds. They can be pictures, texts, or videos. The diagrams below illustrate native ads in the newsfeed of the AhaCall app and in the HiFit app.

        Other native ads.    Besides content feeds, native ads can also be cards or blocks matching the style of the functions in the host app. The diagrams below illustrate exemplary native ads in the Horoscope Secret app.

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  Interstitial ads.  Interstitial ads are full-screen ads that cover the interface of an app. They are typically displayed at natural transition points in the flow of an app, such as the launch or exit of an app or between activities within an app. When an interstitial ad is shown, the user has the choice to click through the ad, or close it and return to the app, or wait for the ad to close automatically after a few seconds.

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  Banner ads.  Banner ads are rectangular image or text ads that occupy certain space within an app's layout. They stay on the screen while users interact with the app, and can refresh automatically after a certain period of time. Users may click through the ads if they are interested.

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  Rewarded video ads.  Rewarded video ads are video ads that users have the option of watching in exchange for in-app rewards.

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  Search ads.  Search ads are ads that are displayed when an app shows the results from a user's search queries. The diagrams below illustrate search ads that are displayed when a user generates a search query with Talia.

Technology

        Technology is the key to our success. Our research and development efforts focus on AI and big data analytical capabilities.

        We constantly employ and improve our AI technology and big data analytics to drive the growth of our entire business. We focus the use of such technology on generating in-depth user insights and developing product offerings that are geared towards and satisfy the interests and demands of mobile device users matching certain profiles in a variety of usage scenarios. We believe that our user-centric and data-driven approach to developing and improving our product offerings, powered by our AI and big data analytical capabilities, helps us attract and retain a large global user base, which in turn generates more data for us to analyze and utilize in developing more attractive and valuable products, thus forming a self-reinforcing virtuous cycle. We also focus the use of our AI technology and big data analytics on generating in-depth user insights for operating our global advertising system.

Natural language processing, semantic understanding in multiple languages

        As of the date of this prospectus, our natural language processing and semantic understanding technology supports more than 110 languages. We employ machine learning, corpus linguistics and other technologies to process and understand user-generated data, internet content and user interactions with our products, and predict user intentions, identify relevant content from the internet and build our rich library of user insights. These technologies also enable our virtual personal assistant

Talia to understand everyday conversations and to deliver relevant and on-demand content to users in a variety of scenarios.

Web content analysis and information extraction

        We have built a proprietary distributed system which regularly and timely crawls and indexes an enormous amount of content in multiple languages from the internet. With our advanced multilingual natural language processing technology and semantic understanding technologies, we can process over one billion webpages every month and systematically organize content from these webpages.

Data integration, mining and analytics

        We have deployed a highly-scalable, distributed data system to manage and mine our massive and diverse data, comprising over one billion new records of daily data increments. We have developed an industry-leading data warehouse and real-time data analysis platform to support our build-up of user insights. We have also developed a business intelligence system which facilitates our product planning, data analytics, user growth and acquisition, monetization, and other crucial business activities.

AI-powered advertising system

        We have developed a distributed, real-time advertising system to optimize our advertising performance. Relying on our AI technology and in-depth user insights, this advertising system enables our advertising customers to reach our large and diverse active user base and to achieve precision targeting of the preferred audience and to distribute ads to highly targeted audience.

Technology infrastructure

        We have built a reliable and smart network infrastructure with sufficient redundant topologies to ensure high availability and a low risk of downtime. We have also built a scalable hybrid cloud infrastructure to minimize cost and sustain performance in periods of high network traffic.

        We dedicate ourselves to building our technology infrastructure to support our business in a cost-effective manner. As of June 30, 2018, we had 12 data centers (IDC), 639 physical servers, 177 virtual servers and 16 public cloud sites in 9 countries.

Research and Development

        Our founders and management team have maintained their strong commitment to technological innovation since our inception. Approximately half of our employees are software engineers and product designers tasked with research and development to achieve innovation and advancement. Our excellence in innovation has been recognized internationally and rewarded with prestigious awards and accolades. For example, TouchPal Smart Input won the Mobile Innovation Award at the GSMA Global Mobile Awards in Barcelona in 2009 and we were named one of the "Top 10 Most Innovative Companies in China" by Fast Company in 2014.

Intellectual Property

        Protection of our intellectual property has been a strategic priority for our business since the inception of our company. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as non-competition and confidentiality agreements and contractual clauses, to establish and protect our intellectual property rights. Before we launch any new products or services, we apply for registration of related patents. Except for certain licenses for off-the-shelf software used in connection with our day-to-day operations, we generally do not rely on third-party licenses of intellectual property for use in our business.

        As of June 30, 2018, we held 41 patents in China and 21 patents in countries and regions outside of China, covering inventions and designs; we have 33 patent applications currently pending in China and 49 patent applications currently pending in countries and regions outside of China; we have submitted 31 international patent applications through the procedures under the Patent Cooperation Treaty, or PCT; and we intend to apply for more patents to protect our core technologies and intellectual properties. As of June 30, 2018, we have registered 188 trademarks with the Trademark Office of the State Administration for Industry and Commerce in China, including our company's name "CooTek," CooTek logos, trademarks relating to our products such as TouchPal Smart Input and TouchPal Phonebook; and we are in the process of applying for the registration of 35 other trademarks in China; we have registered 8 trademarks, and are in the process of applying for registration of 25 other trademarks, in countries and regions outside of China. As of June 30, 2018, we are the registered owner of 28 software copyrights in China, each of which we have registered with the State Copyright Bureau of China. As of June 30, 2018, we own the rights to more than 100 domain names that we use in connection with the operation of our business, including our CooTek and TouchPal websites cootek.com and touchpal.com.

        In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls. For example, for external controls, we enter into confidentiality agreements or agree to confidentiality clauses with our advertising customers and mobile device manufacturers and, for internal controls, we adopt and maintain relevant policies governing the operation and maintenance of our IT systems and the management of user-generated data.

User Privacy and Data Security

        We developed our products to empower everyone to express themselves and enjoy relevant content seamlessly. We place paramount importance on, and dedicate significant amount of resources to, the protection of the personal privacy of each of our users and the security of their data.

        Transparency.    Our end user license agreement describes our data use practices and how privacy works on our mobile applications. We provide our users with adequate and timely notices as to what data are being collected, and we undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent unauthorized use, loss or leak of such user data. Our users may opt out of personal data collection or choose to have personal data erased from our servers.

        Protection.    We have adopted comprehensive policies, procedures and guidelines to regulate our employees' actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to ensure implementation of least privilege and need-to-know principles and to protect user privacy while meeting business requirements. For instance, we strictly limit the number and clearance level of personnel who may access user data or those servers that store user data. In addition, we employ a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we have a team of privacy professionals who participate in new product and feature development and are dedicated to the ongoing review and monitoring of data security practices. We store and transmit all user data in encrypted format on separate servers depending on each individual user's location. We do not share any input data from our users or any user insight data with third parties or allow third parties to access user data stored on our servers, and we also utilize firewalls to protect against potential cyber-attacks or unauthorized access. We periodically audit our systems and procedures to detect information security risks and privacy risks.

        Compliance.    Various laws and regulations, such as the GDPR in the European Union and the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We devote substantial amount of resources to the compliance with, and the prevention of any violation of, the laws and regulations relating to user privacy and data security. For additional information on our efforts to comply with applicable laws and regulations relating to user privacy and data security, see "Risk Factors—Risks Related to Our Business and Industry—If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users' data, we may be exposed to significant consequences, including legal and financial exposure, reputational harm and loss of users, and our reputation, business and operating results may be materially and adversely affected." and "Risk Factors—Risks Related to Our Business and Industry—Data privacy concerns relating to our products and current practices may, particularly in light of increased regulatory scrutiny of and user expectations regarding the processing, collection, use, storage, dissemination, transfer and disposal of user data, could require changes to our business practices and may result in declines in user growth or engagement, increased costs of operations and threats of lawsuits, enforcement actions and related liabilities, including financial penalties."

Competition

        We face intense competition for users, usage time and advertising customers. TouchPal Smart Input competes primarily with default mobile device input methods, including Apple input for iOS devices, Gboard and Samsung mobile keyboard. Our TouchPal Smart Input also competes with other alternative input method products for mobile devices that offer similar language prediction capabilities and other smart features, such as Microsoft/SwiftKey. Our other global portfolio applications such as HiFit in the health and fitness category and AhaCall in the communications category compete with applications of the same or a similar kind. Talia may face competition from other intelligent personal assistant products such as Apple's Siri, Amazon's Alexa, Microsoft's Cortana and Google's Assistant if we further develop Talia into an independent mobile application not integrated with TouchPal Smart Input. In addition, we compete with all major internet companies for user attention and advertising spend.

Employees

        We had 299, 383 and 385 employees as of December 31, 2016, December 31, 2017 and June 30, 2018, respectively. The following table sets forth the breakdown of our employees by function as of June 30, 2018:

Function:
Research and development	237
Sales and marketing	66
Operations	33
General and administrative	49

Total	385

        As required by laws and regulations in China, we contribute to various statutory employee benefit plans that are organized by municipal and provincial governments, including pension, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance plans as well as the housing provident fund. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

        We enter into labor contracts and standard confidentiality and intellectual property agreements with our key employees. The labor contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment.

Facilities

        Our headquarters are located in Shanghai, China, where we currently lease and occupy approximately 3,700 square meters of office space. We also lease offices in Beijing, Guangzhou, Shenzhen and other cities, with an aggregate area of approximately 440 square meters of office space. We also have research and development personnel who are responsible for AI at our office in Silicon Valley, the United States, where we lease shared office space in an incubator center.

        Below is a summary of the term of each of our current leases and we plan to renew most of them when they expire:

Leased properties	Term	Area (square meters)
Shanghai	1, 2 and 3 years	3,704
Beijing	1.5 years	187
Guangzhou	1 year	126
Shenzhen	1 year	125
Other cities	3 months - 1 year	*

Total		4,142

*
12 Workstations

Insurance

        We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Legal Proceedings

        We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our management's time and attention.

        On June 28, 2018, we filed a lawsuit against the Trademark Review and Adjudication Board, or TRAB, of the State Administration for Industry and Commerce of the PRC seeking a revocation of TRAB's verdict that rejected our application of No.14911470 " " trademark. On May 8, 2018, TRAB rejected our application of No.14911470 " " trademark due to the existence of a trademark owned by a PRC company unrelated to us that also contained the Chinese characters " ," or the reference trademark. The reference trademark was declared invalid by TRAB in August 2016. Before TRAB rejected our application, a lawsuit concerning the declaration of invalidity of such reference trademark was on trial in Beijing Intellectual Property Court. On May 30, 2018, the court ruled in favor of TRAB's declaration and invalidated the reference trademark. Therefore, we believe the basis of TRAB's verdict rejecting our application no longer exists and such verdict should be revoked. Although the outcome of this case cannot be predicted with certainty, we do not believe that the ultimate resolution of this matter will have a material adverse effect on our financial position or on our results of operations.

        Other than the above, we are currently not a party to any material legal or administrative proceedings.

REGULATION

        We are an international company that is registered under the laws of Cayman Islands. Our principal offices are located in China while we have built a large user base in more than 240 countries and regions around the world. As a result of this organizational structure and the scope of our operations, we are subject to a variety of laws in different countries, including those related to personal privacy, data protection, content restrictions, telecommunications, intellectual property, consumer protection, advertising and marketing, labor, foreign exchange, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, implemented or amended in a manner that could harm our business. It also is likely that if our business grows and evolves and our products and services are used more globally, we will become subject to laws and regulations in additional jurisdictions. This section sets forth the summary of material laws and regulations relevant to our business operations.

Regulations Relating to Personal Privacy and Data Protection

        In the area of personal privacy and data protection, we are subject to the laws in various jurisdictions where our products are available for use, and such laws and regulations can impose stringent requirements. Such requirements also vary from jurisdiction to jurisdiction. Many jurisdictions, including China and the U.S., continue to consider the need for greater regulation or reform to the existing regulatory framework.

        In the U.S., there is no single comprehensive national law governing the collection and use of user data or personal information. Instead, the U.S. has both federal and state laws in parallel and regulations that sometimes overlap and even contradict one another. In addition, there are many guidelines developed by government authorities and industry groups that, although lacking the force of law, are considered "best practices" and are relied upon for setting standards. All states in the U.S. have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition, some states have enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. At the federal level, the Federal Trade Commission Act, or the FTC Act, is a federal consumer protection law that prohibits unfair or deceptive practices and has been applied to offline and online privacy and data security policies. The Federal Trade Commission, or the FTC, empowered by the FTC Act, oversees consumer privacy compliance of most companies doing business in the U.S. and provides various guidelines regarding privacy and security practices for different industries. The FTC has brought many enforcement actions against companies for failing to comply with their own privacy policies and for the unauthorized disclosure of personal data. The U.S. federal and state legislatures will likely continue to consider the need for greater regulation aimed at restricting certain targeted advertising practices.

        In the EU, the GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs.

        In recent years, PRC government authorities have issued various regulations on the use of the internet that are designed to protect personal information from unauthorized disclosure. For example, the Measures for the Administration of Internet Information Services issued by the State Council in 2000 and revised in 2011, or the ICP Measures, prohibit an internet information services provider from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In addition, PRC regulations authorize PRC telecommunication authorities to demand rectification of unauthorized disclosure by the entities that provide information to internet users, or ICP operators.

        Chinese law does not prohibit ICP operators from collecting and analyzing personal information from their users. The PRC government, however, has the power and authority to order ICP operators to submit personal information of an internet user if such user posts any prohibited content or engages in illegal activities on the internet. In addition, the Several Provisions on Regulating the Market Order of Internet Information Services, or the Several Provisions, issued by the Ministry of Industry and Information Technology, or MIIT, stipulate that ICP operators must not, without the users' consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without users' prior consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collecting and processing such User Personal Information. In addition, an ICP operator may use User Personal Information only within its scope of services. ICP operators are also required to ensure the security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP operator must immediately report to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. If we violate foregoing regulations, the MIIT or its local bureaus may impose penalties and we may be liable for damage caused to our users.

        In December 2012, the Standing Committee of the National People's Congress, or the SCNPC, enacted the Decision to Enhance the Protection of Network Information, to enhance the protection of User Personal Information in electronic form, which provides that ICP operators must expressly inform their users of the purpose, manner and scope of the ICP operators' collection and use of User Personal Information, publish the ICP operators' standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICP operators and their employees must keep strictly confidential User Personal Information that they collect, and that ICP operators must take such technical and other measures as are necessary to safeguard the information against disclosure.

        The Order for the Protection of Telecommunication and Internet User Personal Information, or the Order for Personal Information, issued by MIIT in July 2013 sets forth requirements that are stricter and with wider scope. An ICP operator is only allowed to collect or use personal information if such collection is necessary for its services. Further, the ICP operator must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. ICP operators are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. The Order for Personal Information states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

        Pursuant to the Ninth Amendment to the Criminal Law, promulgated by the SCNPC in August 2015, any internet service provider that fails to fulfill its obligations regarding internet information security administration under applicable laws and refuses to rectify upon governmental orders, shall be subject to criminal penalty. Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in Criminal Cases Involving Infringement of Personal Information, issued in May 2017, clarified certain standards of the conviction and sentence of the criminals in relation to personal information infringement.

        In addition, the PRC General Provisions of the Civil Law, promulgated in March 2017, provides that laws protect personal information of natural persons. Any organization or individual who needs to obtain personal information shall obtain it legally and ensure the security of such personal information, and shall not illegally collect, use, process, transmit, trade, provide, or publish such personal information. In August 2014, the Supreme People's Court promulgated the Provisions of the Supreme People's Court on Application of Laws to Cases Involving Civil Disputes over Infringement upon Personal Rights and Interests by Using Information Networks, pursuant to which if an ICP operator discloses genetic information, medical records, health examination data, criminal record, home address, private events and or other personal information of a natural person online, causing damage to such person, the People's Court would support a claim by the victim for recovery of damages from the infringing ICP operator.

        In January 2015, the State Administration for Industry and Commerce, or SAIC, promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected.

Regulations Relating to Foreign Investment

        Industry Catalogue Related to Foreign Investment.    Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC, as amended from time to time. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged industries. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases PRC partners are required to hold the majority interests in such joint ventures. In addition, projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

        Foreign Investment in Telecommunication Business.    Regulations for Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the PRC State Council, or State Council, in 2001 and most recently amended in February 2016 set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. The FITE Regulations prohibit a foreign investor from holding more than 50% of the total equity interest in any value-added telecommunications service business in China and the major foreign investor in any value-added telecommunications service business in China shall demonstrate a good track record in such industry. The MIIT issued an Announcement on Issues concerning the Provision of Telecommunication Services in Mainland China by Service Providers from Hong Kong and Macau, allowing investors from Hong Kong and Macau to hold more than 50% of the equity in FITEs engaging in certain specified categories of value-added telecommunications services.

        In 2006, the Ministry of Information Industry, or the MII, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, pursuant to which, a PRC company that holds a license for providing internet information services, or an ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, the trademarks and domain names that are used in the provision of internet content services must be owned by the ICP operator or its shareholders. In addition, an ICP operator shall have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license.

        In view of these restrictions on foreign direct investment in the basic telecommunications sector and value-added telecommunications sector, we established domestic VIEs to engage in basic telecommunications and value-added telecommunications services. Due to a lack of interpretative materials from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements to constitute foreign ownership of a telecommunications business. In order to comply with PRC regulatory requirements, we operate a portion of our business through our VIEs, with which we have contractual relationships but in which we do not have an actual ownership interest. If our current ownership structure is found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC internet sector, we could be subject to severe penalties.

Regulations Relating to Telecommunications Services

        In 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, most recently amended in February 2016, which set out the general framework for regulating telecommunication services by PRC companies. The Telecom Regulations differ "basic telecommunications services" from "value-added telecommunications services". The Catalogue of Telecommunications Business, most recently updated in December 2015, categorizes VoIP services as basic telecommunications services, on the other hand, categorizes information services, internet data centers and internet access as value-added telecommunications services.

        In 2000, the State Council issued the Measures for the Administration of Internet Information Services, or the ICP Measures, most recently amended in January 2011. The ICP Measures define "internet information services" as the services of providing internet information to online users, which is further divided into "commercial internet information services" and "non-commercial internet information services. "A commercial internet information services operator must obtain a value-added telecommunications services license, or ICP license for internet information services, from the MIIT or its local branch at the provincial or municipal level in accordance with the Telecom Regulations before providing any commercial internet information services in China. Our business includes providing VoIP services and other value-added telecommunications services such as internet information service.

        The ICP Measures further stipulate that entities providing online information services regarding news, publishing, education, medicine, health, pharmaceuticals and medical equipment must procure the consent of the national authorities responsible for such areas prior to applying for an operating license from the MIIT or its local branch at the provincial or municipal level. Moreover, ICP operators must display their operating license numbers in conspicuous locations on their home pages. ICP operators are required to police their internet platforms and remove certain prohibited content. Many of these requirements mirror internet content restrictions that have been announced previously by PRC ministries, such as the MIIT, and the Ministry of Culture and Tourism of the PRC, formerly the Ministry of Culture, or the MOCT.

        The Measures on the Administration of Telecommunications Business Operating Permit, promulgated by MIIT in 2009 and most recently amended in July 2017, sets forth detailed activities that an enterprise are permitted to conduct under their licenses. A commercial telecommunication service operator must first obtain an ICP license from the MIIT, or its provincial level authorities if providing mere inter-provincial services. A licensed telecommunication services operator must conduct its business, whether basic or value-added, in accordance with the specifications in its Telecommunications Services Operating License.

        The Cyberspace Administration of China, or CAC, issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, in June 2016. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require ICP operators, such as us, to procure relevant approval to provide services through such applications.

        We currently hold two Value-added Telecommunications Services Operating Licenses issued respectively by MIIT on September 29, 2016 and renewed on January 9, 2018, and by Shanghai Communications Administration, the branch of MIIT, on July 27, 2016 and renewed on April 2, 2018. As of the date of this prospectus, we have not obtained the Basic Telecommunications Services Operating License for our business.

Regulations Relating to Online News Services

        In May 2017, the CAC promulgated the Administrative Regulations for Internet News Information Services, or the News Regulations, pursuant to which internet news information services include the services of collecting, editing, and releasing internet news information, reposting such news information, and providing a platform to spread such news information. Subsequently, the CAC promulgated the Detailed Implementing Rules of Administration of Internet News Information Services Approval. Both of these rules require the general Websites of non-news organizations to apply to the State Council Information Office, or SCIO, for approval after obtaining the consent of the SCIO at the provincial level before they commence to provide news dissemination services. As of the date of this prospectus, we have not obtained the approval for our online news services.

Regulations Relating to Internet Audio-Visual Program Services

        The State Administration of Radio and Television, or SART, and MIIT jointly issued the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-visual Program Provisions, in 2007 and amended in August 2015. The Audio-visual Program Provisions define "internet audio-visual programs services" as the production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the internet, and providing uploading and audio-video programs transmission services to a third party. Entities engaging in internet audio-visual programs services must obtain internet audio-visual program transmission licenses, which will only be issued to state-owned or state-controlled entities unless the license applicants have obtained internet audio-visual program transmission licenses prior to the promulgation of the Audio-visual Program Provisions in accordance with the then-in-effect laws and regulations. According to the Categories of the Internet Audio-Video Program Services promulgated by SART in March 2017, "aggregation of internet audio-visual programs", meaning ""editing and arranging the internet audio-visual programs on the same website and providing searching and watching services to public users," falls into the definition of the aforementioned "internet audio-visual programs services." As of the date of this prospectus, we have not obtained the internet audio-visual program transmission license for our business.

Regulations Relating to Online Cultural Products

        In 2011, the MOCT issued the Provisional Regulations for the Administration of Online Culture, or the Online Culture Regulations, which applies to entities engaging in activities related to "internet cultural products, "including the cultural products that are produced specially for internet use, such as online music and entertainment, online games, online plays, online performances, online art works and Web animations, and those cultural products that, through technical means, produce or reproduce music, entertainment, games, plays and other art works for internet dissemination. Further, commercial entities are required to apply to the relevant local branch of the MOCT for an Online Culture Operating Permit if they engage in any of the following types of activities:

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  the production, duplication, importation, release or broadcasting of internet cultural products;

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  the dissemination of online cultural products on the internet or transmission thereof via internet or mobile phone networks to users' terminals such as computers, fixed-line or mobile phones, television sets, gaming consoles and internet surfing service sites such as internet cafés for the purpose of browsing, using or downloading such products; or

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  the exhibition or holding of contests related to internet cultural products.

        The MOCT issued a Notice on Strengthening the Administration of Online Performance, or the Online Performance Notice, in July 2016, and the Measures of Administration of Online Performance Operating Activities, or Online Performance Measures, effective in January 2017. The Online Performance Notice and the Online Performance Measures both stipulate that online performance service providers must obtain Online Culture Operating Permits and that online performances must not contain any content that is horrific, cruel, violent, vulgar or humiliating in nature, mocking persons with disabilities, including photographs or video clips that infringing on third parties' privacy or other rights, featuring animal abuse, or presenting characters or other features of online games that have not been registered and approved for publication by applicable PRC governmental authorities. A violator of these regulations may face an order of correction from competent authorities, or be subject to confiscation of illegal proceeds or a fine. If the violation is severe, competent authorities may order the violator to cease its operation for rectification, revoke the violator's Online Culture Operating Permit, or impose applicable criminal liability.

        We currently hold two Online Culture Operating Permits issued respectively by Shanghai Municipal Culture, Radio Broadcasting, Film and Television Administration on April 11, 2016 and by Guangdong Provincial Department of Culture on February 9, 2018.

Regulations Relating to Online Advertising Services

        The PRC Congress enacted the Advertising Law effective in September 2015, which increases the potential legal liability of providers of advertising services, and includes provisions intended to strengthen identification of false advertising and the power of regulatory authorities. In July 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures. The Advertising Law and the SAIC Interim Measures both provide that advertisements posted or published through the internet shall not affect users' normal usage of network, and advertisements published in the form of pop-up windows on the internet must display an outstanding

"close" sign with a button to close the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked as "Advertisement" so that viewers can easily identify them as such. The Advertising Law and SAIC Interim Measures will require us to conduct more stringent examination and monitoring of our advertisers and the content of their advertisements.

Regulations Relating to Cyber Security

        In China, the PRC Congress promulgated the PRC Cyber-security Law, or Cyber-security Law, effective in June 2017. Under the Cyber-security Law, "Network operators" who are broadly defined as network owners, network administrator , and network service providers are subject to various security protection-related obligations. As a network service provider, our obligations include:

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  complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of internet systems, which include designing internal security management rules and developing manuals, appointing personnel in charge of internet security, adopting measures to prevent computer viruses and activities that threaten internet security, adopting measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering; and

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  verifying users' identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services; and formulating internet security emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures, and reporting to governmental authorities;

        Under the PRC Cyber-security Law, network service providers must inform users about and report to the relevant governmental authorities any known security defects or bugs, and must provide constant security maintenance services for their products and services. Network products and service providers may not contain or provide any malware. Network service providers who do not comply with the PRC Cyber-security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

        The CAC issued the Measures for Security Review of Cyber Products and Services for Trial Implementation, or the Cyber-security Review Measures, effective in June 2017. Under the Cyber-security Review Measures, the following cyber products and services will be subject to cyber-security review:

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  important cyber products and services purchased by networks, and information systems related to national security; and

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  the purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

        The CAC is responsible for organizing and implementing cyber-security reviews, while the competent departments in finance, telecommunications, energy, transportation and other key industries are responsible for organizing and implementing security review of cyber products and services in their respective industries. There are still substantial uncertainties with respect to the interpretation and implementation of the Cyber-security Review Measures.

Regulations Relating to Intellectual Property Protection

        China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright

        Under the PRC Copyright Law promulgated by the National People's Congress in 1990 and most recently amended in 2010, copyright protection extends to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center, and requires registration of any pledge of a copyright. Its implementing regulation, Computer Software Copyright Registration Procedures, was promulgated in 2011 and most recently amended in January 2013, specifies detailed procedures and requirements regarding the registration of software copyrights.

        To address the problem of copyright infringement related to content posted or transmitted over the internet, the PRC National Copyrights Administration, or the NCA and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet in 2005. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

        The Provisions of the Supreme People's Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights provides that disseminating works, performances or audio-video products by internet users or internet service providers via the internet without the consents of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner. Under the Regulations on the Protection of the Right to Network Dissemination of Information, promulgated by the State Council in 2006 and amended in 2013, an owner of the network dissemination rights with respect to written works or audio or video recordings who believes that information storage, search or link services provided by an internet service provider infringe his or her rights may require that the internet service provider delete, or disconnect the links to, such works or recordings. As of June 30, 2018, we have registered 28 software copyrights in the PRC.

Patent Law

        Under the Patent Law promulgated by PRC Congress in 1984 and most recently amended in 2008, and its implementation regulations issued in 2010, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a "first to file" principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet all three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of June 30, 2018, we had 41 patents in the PRC.

Trademark Law

        Under the Trademark Law promulgated by PRC Congress in 1982 and most recently amended in 2013, and its implementation regulations issued in 2002 and amended in April 2014, the Trademark

Office of the Administration for Industry and Commerce is responsible for the registration and administration of trademarks. The Administration for Industry and Commerce under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. As with patents, China has adopted a "first-to-file" principle for trademark registration. If two or more applicants apply for registration of identical or similar trademarks for the same or similar commodities, the application that was filed first will receive preliminary approval and will be publicly announced. For applications filed on the same day, the trademark that was first used will receive preliminary approval and will be publicly announced. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. As of June 30, 2018, we had 188 trademarks in the PRC.

Domain Name

        Domain names are protected in the PRC under the Administrative Measures on the Internet Domain Names promulgated by the MIIT, which became effective on November 1, 2017. The MIIT is the primary regulatory authority responsible for the administration of the PRC internet domain names. The registration of domain names in China has adopted a "first-to-file" principle. A domain name applicant will become the domain name holder upon the completion of its application procedure.

        As of June 30, 2018, we had registered more than 100 domain names, including "cootek.com" and "touchpal.com".

Internet Infringement

        Under the Tort Law promulgated by PRC Congress in 2009, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through internet, the victim has the right to notify and request the facilitating internet service provider to take necessary measures including deletion, blocking or disconnection of any relevant internet link. If, the internet service provider fails to take necessary measures upon notification in a timely manner to stop the infringement, such internet service provider shall be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulations Relating to User Protection

        The Measures on the Complaint Settlement of the Telecommunication Services Users, issued by MIIT in May 2016, requires telecommunication services providers to respond to their users within fifteen days upon the receipt of any complaint delivered by such users, the failure of which will give the complaining users the right to file a complaint against the service providers with the provincial branch offices of the MIIT.

Regulations Relating to M&A and Overseas Listings

        In 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or

the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, amended in 2009. The M&A Rule requires an offshore special purpose vehicle, formed for purposes of the overseas listing of equity interests in PRC companies through acquisitions of PRC domestic companies and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to any listing or trading of such special purpose vehicle's securities on any overseas stock exchange. In 2006, the CSRC published on its official Website procedures for obtaining its approval of overseas listings by special purpose vehicles, which requires the filing of a number of documents with the CSRC. The application of this PRC regulation remains unclear, with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirements.

        The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

        In February 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire "de facto control" of domestic enterprises with "national security" concerns. In August 2011, the MOFCOM promulgated the Rules on Implementation of Security Review System, or the MOFCOM Security Review Rules, to replace the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in March 2011. The MOFCOM Security Review Rules, which came into effect on September 1, 2011, provide that the MOFCOM will look into the substance and actual impact of a transaction and prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Regulations Relating to Foreign Currency Exchange and Dividend Distribution

        The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, which were promulgated by the State Council in 1996 and most recently amended in 2008. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of the PRC, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. Dividends paid by a PRC subsidiary to its overseas shareholder are deemed income of the shareholder and are taxable in the PRC. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC in 1996, foreign-invested enterprises in the PRC may purchase or remit foreign currency, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign currency transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

        In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or SAFE Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents" Corporate Financing and Roundtrip

Investment through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC institutions and individuals, to register with the local SAFE office in connection with their direct establishment or indirect control of an offshore entity, referred to in SAFE Circular 37 as a "special purpose vehicle" for the purpose of holding domestic or offshore assets or interests. PRC residents must also file amendments to their registrations in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents' failure to comply with such regulations may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on the ability to contribute additional capital to the PRC entity. Further, failure to comply with the various SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange regulations.

        Under SAFE Circular 37, if a non-listed special purpose vehicle uses its own equity to grant equity incentives to any directors, supervisors, senior management or any other employees directly employed by a domestic enterprise which is directly or indirectly controlled by such special purpose vehicle, or with which such an employee has established an employment relationship, related PRC residents and individuals may, prior to exercising their rights, apply to the SAFE for foreign exchange registration formalities for such special purpose vehicle. However, in practice, different local SAFE offices may have different views and procedures on the interpretation and implementation of the SAFE regulations, and since SAFE Circular 37 was the first regulation to regulate the foreign exchange registration of a non-listed special purpose vehicle's equity incentives granted to PRC residents, there remains uncertainty with respect to its implementation.

        In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which amended SAFE Circular 37 by requiring PRC residents or entities to register the incorporation or control of an offshore entity for purposes of offshore investment or offshore financing with qualified banks rather than SAFE or its local branches.

        Under the Administration Measures on Individual Foreign Exchange Control issued by PBOC in 2006, and related Implementation Rules issued by the SAFE in 2007, all foreign exchange transactions involving an employee share incentive plan, share option plan, or similar plan participated in by onshore individuals shall obtain approval from the SAFE or its local office.

        The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law promulgated in 1986 and most recently amended in September 2016, and the Administrative Rules under the Foreign Investment Enterprise Law promulgated in 2001 and amended in February, 2014.

        Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, foreign investment enterprises in the PRC are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their own discretion, allocate a portion of their after-tax profits according to PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends. Furthermore, under the Enterprise Income Tax Law, which became effective in January, 2008 and amended in February 2017, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as "resident" for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the PRC Enterprise Income Tax Law issued by the State Council. However, a lower withholding tax rate of 5% might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as is the case with Hong Kong, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Employee Share Option Plans

        Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

        In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Employment and Social Insurance

        The PRC Labor Contract Law promulgated by PRC Congress in 2007 and amended in December 2012, and its implementation rules issued by the State Council in 2008, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

        Pursuant to the PRC Labor Contract Law, employment contracts lawfully concluded prior to the implementation of the PRC Labor Contract Law and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the PRC Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

        The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the PRC Social Insurance Law, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, PRC companies must make contributions at specified levels for their employees to the relevant local social insurance and housing fund authorities. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Karl Kan Zhang	38	Chairman of the Board of Directors and Chief Architect
Susan Qiaoling Li	40	Director and President
Michael Jialiang Wang	39	Director and Chief Executive Officer
Jim Jian Wang	38	Director and Chief Technology Officer
Duane Ziping Kuang	55	Director
Glen Qian Sun	45	Director
Haibing Wu	46	Independent Director Appointee*
Jue Yao	45	Independent Director Appointee*
Teng Ren	31	Chief Data Officer
Jean Liqin Zhang	39	Chief Financial Officer
Joe Haichao Xie	32	Vice President of Global Business
Jiang Zhu	35	Senior Product Director
Jack Xuesheng Gong	36	Senior Engineering Director

*
Each of Mr. Haibing Wu and Ms. Jue Yao has accepted our appointment to be a director of the company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Mr. Karl Kan Zhang co-founded our company in 2008 and has served as Chairman of our Board of Directors since March 2012 and our Chief Architect since August 2008. Prior to founding our company, Mr. Zhang served as a research and development manager at Microsoft Advanced Technology Center from 2004 to 2008. Prior to that, Mr. Zhang served as a software engineer at Intel China Software Lab from 2002 to 2004. Mr. Zhang received his bachelor's degree in mechanical and electronic engineering from Shanghai University in 2002.

        Ms. Susan Qiaoling Li co-founded our company in 2008, and has served as our President since April 17, 2018 and our director since October 2012. Ms. Li first served as our Chief Marketing Officer in 2008, and was then appointed as our Head of Global Business Division in September 2015. Prior to founding our company, Ms. Li served as a program manager in Microsoft China Co., Ltd.'s Shanghai Branch from 2005 to 2008, where she gained extensive experience in developing software and managing key accounts. Prior to that, Ms. Li served as a software quality engineer at Intel (China) Co., Ltd from 2003 to 2005. Ms. Li received her bachelor's degree in automation from Tsinghua University in 2000 and her master's degree in computer engineering from North Carolina State University in 2003.

        Mr. Michael Jialiang Wang co-founded our company in 2008 and has served as our Chief Executive Officer since August 2008 and our director since March 2012. Prior to founding our company, Mr. Wang served as a product manager at Microsoft R&D Group in China from 2005 to 2008. Mr. Wang received his bachelor's and master's degrees in electronic engineering from Shanghai Jiao Tong University in 2000 and 2005, respectively.

        Mr. Jim Jian Wang co-founded our company in 2008 and has served as our Chief Technology Officer since August 2008 and our director since July 2014. Prior to founding our company, Mr. Wang served as a development team leader at NTT Data in Tokyo, Japan from 2007 to 2008, where he developed a web crawler program. Prior to that, Mr. Wang served as a project manager in Shanghai JT-Omron Software Co., Ltd from 2002 to 2007. Mr. Wang received his bachelor's degree in mechatronic engineering and automation from Shanghai University in 2002.

        Mr. Duane Ziping Kuang has served as our director since August 2012. Mr. Kuang founded Qiming Venture Partners in 2006, a private equity firm affiliated to one of our major shareholders, and has been serving as its managing partner since then. Mr. Kuang also serves on the boards of companies invested by Qiming Venture Partners, such as Mutto Optronics Corporation (TWSE: 4950). Mr. Kuang has over 20 years of operational and investment experience with technology companies. Prior to founding Qiming Venture Partners, Mr. Kuang was a director of Intel Capital China from 1999 to 2015. Prior to that, Mr. Kuang served as a general manager in Cisco Systems since 1994. Mr. Kuang received his master's degree in computer science from Stanford University and his MBA from the University of California Berkeley.

        Mr. Glen Qian Sun has served as our director since July 2014. Mr. Sun is a partner of Sequoia Capital China, a private equity firm affiliated to one of our major shareholders. Mr. Sun has also served on the board of 500.com Limited (NYSE: WBAI) as an independent director since 2013. Prior to joining Sequoia Capital China in 2006, Mr. Sun served as an associate at General Atlantic LLC, a private equity firm, from 2003 to 2005, focusing on technology and internet related investment in China. Mr. Sun also worked as a management consultant at Monitor Group from 1997 to 1999. Mr. Sun received his bachelor's degree in applied mathematics from Harvard College in 1997, and his MBA from Harvard Business School and J.D. from Harvard Law School in 2003.

        Mr. Haibing Wu will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Wu has also served on the board of Acorn International, Inc. (NYSE: ATV) as an independent director since September 2016. Mr. Wu has over 20 years of experience in finance. He has been a partner of Vision Knight Capital, a leading private equity firm since April 2018. Prior to that, Mr. Wu served as the chief financial officer at Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited) from October 2007 to March 2018. Mr. Wu also worked at PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Mr. Wu received his bachelor's degree in engineering economics from Shanghai Jiao Tong University in 1994, and master's degree in business administration from Michigan State University in 2000.

        Ms. Jue Yao will serve as our independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Yao has also served on the board of Yintech Investment Holdings Limited (Nasdaq:YIN) as an independent director since April 2016. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao served as the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU) and currently listed on the Shanghai Stock Exchange (SSE: 601360), from 2014 to April 2018. Since 2006, Ms. Yao has held various positions at Qihoo 360, including its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer from 2012 to 2014. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sohu.com Inc. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. Ms. Yao received her bachelor's degree in international accounting from the University of International Business and Economics in 1996. Ms. Yao is a member of the Chinese Institute of Certified Public Accountants.

        Mr. Teng Ren co-founded our company in 2008 and served as our Chief Data Officer since July 2015. Mr. Ren joined our company directly after his graduation from Shanghai Jiao Tong University in 2010, where he received his bachelor's degree in computer science and engineering. He worked in our company as the Principle Architect in charge of developing the engine of TouchPal Smart Input from 2010 to 2012, then as the Principle Architect in charge of our Big Data Department from 2012 to 2015.

        Ms. Jean Liqin Zhang has served as our Chief Financial Officer since January 2017. Ms. Zhang joined our company in April 2013 as our Financial Director. Prior to joining us, Ms. Zhang worked at Ernst & Young from 2007 to 2013 with her last position as a senior manager. Prior to that, Ms. Zhang served as a consultant at Accenture Resource OG from 2004 to 2007 and as an auditor at PricewaterhouseCoopers LLP from 2002 to 2004. Ms. Zhang received her bachelor's degree in economics from Shanghai Jiao Tong University in 2002.

        Mr. Joe Haichao Xie has served as our Vice President of Global Business since January 2018. Mr. Xie first joined our company in 2010 serving as a software design engineer, and later has held numerous positions with our company. Mr. Xie received his bachelor's and master's degrees in computer science and technology from Dalian University of Technology in 2007 and 2009, respectively.

        Mr. Jiang Zhu has served as our Senior Product Director since February 2017. Mr. Zhu first joined our company in March 2010 as a Software Development Engineer. Before joining our company, Mr. Zhu worked as a software engineer at Sybase R&D Center (Shanghai) from 2009 to 2010. Mr. Zhu received his bachelor's degree in computer application technology from Shanghai Jiao Tong University in 2006, and his master's degree in computer science from Shanghai Jiao Tong University in 2009.

        Mr. Jack Xuesheng Gong has served as our Senior Engineering Director since May 2015. Before joining our company, Mr. Gong worked as a senior development engineer at Baidu Inc. (Nasdaq: BIDU) from 2010 to 2015, where he worked on designing and developing the core business strategies of Baidu Union, an advertising product based on Baidu's search engine. Mr. Gong received his bachelor's and master's degrees in computer science from Dalian University of Technology in 2007 and 2010, respectively.

Board of Directors

        Our board of directors will consist of eight directors upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee. Our audit committee will consist of Mr. Haibing Wu, Ms. Jue Yao and Mr. Karl Kan Zhang. Mr. Haibing Wu will be the chairman of our audit committee. We have determined that Mr. Haibing Wu and Ms. Jue Yao satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Haibing Wu and Ms. Jue Yao qualifies as an "audit committee financial expert." The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

  •
  reviewing and approving all proposed related party transactions;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        Compensation Committee.    Our compensation committee will consist of Ms. Jue Yao, Mr. Haibing Wu and Mr. Karl Kan Zhang. Ms. Jue Yao will be the chairwoman of our compensation committee. We have determined that Ms. Jue Yao and Mr. Haibing Wu satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

  •
  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

  •
  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Mr. Karl Kan Zhang, Mr. Haibing Wu and Ms. Jue Yao. Mr. Karl Kan Zhang will be the chairman of our nominating and corporate governance committee. Mr. Haibing Wu and Ms. Jue Yao satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

  •
  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our post-listing amended and restated memorandum and articles of association, effective upon the completion of this offering.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination, without our express consent.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB8.5 million (US$1.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2012 Stock Incentive Plan

        In November 2012, we adopted the 2012 Stock Incentive Plan, as amended from time to time, or the 2012 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and advisors and promote the success of our business. The maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 226,153,637 ordinary shares. As of the date of this prospectus, awards to purchase 185,182,989 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

        The following paragraphs describe the principal terms of the 2012 Plan.

        Types of Awards.    The 2012 Plan permits the awards of options, restricted shares, restricted share units, or RSUs, or any other form of awards granted to a participant pursuant to the 2012 Plan.

        Plan Administration.    Our board of directors or a committee of one or more members of the board of directors will administer the 2012 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the 2012 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the participant's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to our senior managers, advisors or employees .

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of Awards.    The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of awards will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

        Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than by will or the laws of descent and distribution, except as otherwise authorized by the plan administrator during the lifetime of the participant.

        Termination and amendment of the 2012 Plan.    Unless terminated earlier, the 2012 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the 2012 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participant.

2018 Share Incentive Plan

        In August 2018, our shareholders and board of directors adopted the 2018 Share Incentive Plan, or the 2018 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2018 Plan shall initially be 2.0% of the total number of shares issued and outstanding immediately following the completion of this offering, plus an annual increase on the first day of each of the first five (5) complete fiscal years after the completion of this offering and during the term of this plan commencing with the fiscal year beginning January 1, 2019, by an amount equal to 2.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year (excluding issued shares reserved for future option exercise and restricted share unit vesting). We plan to issue share-based awards to our directors, officers, employees and consultants under the 2018 Plan after this offering. Before this offering, no award has been or is expected to be granted under the 2018 Plan.

        The following paragraphs summarize the terms of the 2018 Plan.

        Types of Awards.    The 2018 Plan permits the awards of options, restricted shares, restricted share units, or other types of awards granted to a participant pursuant to the terms of the 2018 Plan.

        Plan Administration.    The board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant, which may include the term of the award, the provisions applicable in the event the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Eligibility.    We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

        Vesting Schedule.    In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

        Exercise of Options.    The plan administrator determines the exercise price for each option, which is stated in the award agreement. The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, but the maximum term of any option is ten years.

        Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.

        Termination and Amendment of the 2018 Plan.    Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

        The following table summarizes, as of the date of this prospectus, the awards granted under our Plan to several of our directors and executive officers and to other individuals as a group, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Outstanding Options or RSUs		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Teng Ren	15,360,000		0.0105	January 1, 2013	December 31, 2022
	15,360,000		0.0315	June 1, 2014	May 31, 2024
Jean Liqin Zhang	*		0.0105	April 8, 2013	April 7, 2023
	*		0.0315	July 31, 2014	July 30, 2024
	*	(1)	—	March 15, 2018	March 14, 2028
Joe Haichao Xie	*		0.0105	January 1, 2013	December 31, 2022
	*		0.0315	July 31, 2014	July 30, 2024
	*		0.1000	January 1, 2016	December 31, 2025
	*	(1)	—	March 15, 2018	March 14, 2028
Jiang Zhu	*		0.0105	January 1, 2013	December 31, 2022
	*		0.0315	July 31, 2014	July 30, 2024
	*		0.1000	January 1, 2016	December 31, 2025
	*	(1)	—	March 15, 2018	March 14, 2028
Jack Xuesheng Gong	*		0.0315	May 11, 2015	May 10, 2025
	*		0.1000	January 1, 2016	December 31, 2025
	*		0.1000	May 11, 2016	May 10, 2026
	*	(1)	—	March 15, 2018	March 14, 2028
Other individuals as a group	124,458,189		from 0.0105 to 0.1800	—	—

*
The options and restricted shares units in aggregate held by each of these officers represent less than 1% of our total outstanding shares.

(1)
Restricted share units.

PRINCIPAL SHAREHOLDERS

        Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially 5% or more of each class of the voting securities, assuming issued and outstanding preferred shares are automatically converted into ordinary shares upon the completion of this offering.

        The calculations in the table below are based on 2,978,331,701 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and 2,949,607,236 Class A ordinary shares and 246,224,465 Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

        Qiming Venture Partners and Sequoia Capital China, two of our principal shareholders, and their affiliates, have indicated an interest in purchasing up to US$10.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to any of these potential purchasers. The calculations in the table below do not take into account of these principal shareholder's subscription in this offering, if any.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering				Total Ordinary Shares on an as- Converted Basis
							% of Aggregate Voting Power†[nc_cad,217]
			Class A Ordinary Shares	Class B Ordinary Shares		% of Beneficial Ownership
	Number	%†
Directors and Executive Officers**:
Karl Kan Zhang(1)	246,224,465	8.3%	—	246,224,465	246,224,465	7.7	67.6
Susan Qiaoling Li(2)	215,624,465	7.2%	215,624,465	—	215,624,465	6.7	2.4
Michael Jialiang Wang(3)	215,624,465	7.2%	215,624,465	—	215,624,465	6.7	2.4
Jim Jian Wang(4)	128,368,349	4.3%	128,368,349	—	128,368,349	4.0	1.4
Duane Ziping Kuang	—	—	—	—	—	—	—
Glen Qian Sun	—	—	—	—	—	—	—
Haibing Wu***	—	—	—	—	—	—	—
Jue Yao***	—	—	—	—	—	—	—
Teng Ren	*	*	*	—	*	*	*
Jean Liqin Zhang	*	*	*	—	*	*	*
Joe Haichao Xie	*	*	*	—	*	*	*
Jiang Zhu	*	*	*	—	*	*	*
Jack Xuesheng Gong	*	*	*	—	*	*	*
All Directors and Executive Officers as a Group	854,133,584	28.2%	607,909,119	246,224,465	854,133,584	26.3	73.9
Principal Shareholders:
Qiming Funds(5)	540,786,459	18.2%	540,786,459	—	540,786,459	16.9	5.9
Sequoia Capital China GF Holdco III-A, Ltd.(6)	534,404,772	17.9%	534,404,772	—	534,404,772	16.7	5.9
SIG China Investments Master Fund III, LLLP(7)	423,875,937	14.2%	423,875,937	—	423,875,937	13.3	4.7
Kan's Global CoolStuff Investment Inc.(1)(8)	246,224,465	8.3%	—	246,224,465	246,224,465	7.7	67.6
LQL Global Innovation Investment Inc.(2)(9)	215,624,465	7.2%	215,624,465	—	215,624,465	6.7	2.4
Jialiang's Global Creativity Investment Inc.(3)(10)	215,624,465	7.2%	215,624,465	—	215,624,465	6.7	2.4
Jian's Global CoolStuff Investment Inc.(4)(11)	128,368,349	4.3%	128,368,349	—	128,368,349	4.0	1.4

*
Less than 1% of our total outstanding shares.

**
Except for Duane Ziping Kuang and Glen Qian Sun, the business address of our directors and executive officers is 2nd Floor, Building 7, No.2007 Hongmei Road, Xuhui District, Shanghai, China. The business address of Duane Ziping Kuang is Unit 3906 Jinmao Tower, No.88 Century Boulevard, Shanghai, China. The business address of Glen Qian Sun is Room2805, No.1266 Nanjing West Road, Shanghai, China.

***
Each of Mr. Haibing Wu and Ms. Jue Yao have accepted our appointment to be a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 2,978,331,701 on an as-converted basis as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents 246,224,465 ordinary shares directly held by Kan's Global CoolStuff Investment Inc., a British Virgin Island company wholly owned by Mr. Karl Kan Zhang. All of these ordinary shares will be re-designated as Class B ordinary shares upon the completion of this offering. The register office of Kan's Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(2)
Represents 215,624,465 ordinary shares directly held by LQL Global Innovation Investment Inc., a British Virgin Island company wholly owned by Ms. Susan Qiaoling Li. All of these ordinary shares will be re-designated as Class A ordinary shares upon the completion of this offering. The register office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(3)
Represents 215,624,465 ordinary shares directly held by Jialiang's Global Creativity Investment Inc., a British Virgin Island company wholly owned by Mr. Michael Jialiang Wang. All of these ordinary shares will be re-designated as Class A ordinary shares upon the completion of this offering. The register office of Jialiang's Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(4)
Represents 128,368,349 ordinary shares directly held by Jian's Global CoolStuff Investment Inc., a British Virgin Island company wholly owned by Mr. Jim Jian Wang. All of these ordinary shares will be re-designated as Class A ordinary shares upon the completion of this offering. The register office of Jian's Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(5)
Represents (i) 312,204,386 Series A preferred shares, 79,635,753 Series B preferred shares, 26,034,766 Series B-1 preferred shares, 63,988,280 Series C preferred shares, and 8,816,163 Series D preferred shares held by Qiming Venture Partners II, L.P., a Cayman Islands exempted limited partnership; (ii) 27,338,322 Series A preferred shares, 6,973,342 Series B preferred shares, 2,279,746 Series B-1 preferred shares, 5,603,163 Series C preferred shares, and 771,991 Series D preferred shares held by Qiming Venture Partners II-C, L.P, a Cayman Islands exempted limited partnership.; and (iii) 4,543,313 Series A preferred shares, 1,158,889 Series B preferred shares, 378,868 Series B-1 preferred shares, 931,181 Series C preferred shares, and 128,296 Series D preferred shares by Qiming Managing Directors Fund II, L.P. , a Cayman Islands exempted limited partnership. All of these preferred shares will be re-designated as Class A ordinary shares upon the completion of this offering. Qiming Venture Partners II, L.P., Qiming Venture Partners II-C, L.P., and Qiming Managing Directors Fund II, L.P. are collectively referred to as Qiming Funds. The general partner of both Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund II, L.P. and Qiming GP II, L.P. is Qiming Corporate GP II, Ltd., a Cayman Islands exempted limited company. Voting and investment power of the shares held by the Qiming Funds is exercised by the investment committee of Qiming Corporate GP II, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. The registered office of Qiming Funds is at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)
Represents 524,688,322 Series C preferred shares, and 9,716,450 Series D preferred shares held by Sequoia Capital China GF Holdco III-A, Ltd., an exempted company with limited liability incorporated in the Cayman Islands. All of these preferred shares will be re-designated as Class A ordinary shares upon the completion of this offering. The sole shareholder of Sequoia Capital China GF Holdco III-A, Ltd. is Sequoia Capital China Growth Fund III, L.P. The general partner of Sequoia Capital China Growth Fund III, L.P. is SC China Growth III Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered office of Sequoia Capital China GF Holdco III-A, Ltd. is at Cricket Square, Hutchins Drive P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(7)
Represents 269,602,205 Series B preferred shares, 88,139,183 Series B-1 preferred shares, 56,418,099 Series C preferred shares, and 9,716,450 Series D convertible preferred shares held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability limited partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement, and as such, has discretionary authority to vote and dispose of the 269,602,205 Series B preferred shares, 88,139,183 Series B-1 preferred shares, 56,418,099 Series C preferred shares, and 9,716,450 Series D convertible preferred shares. Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement, and as such, has the discretionary to dispose and vote the 269,602,205 Series B preferred shares, 88,139,183 Series B-1 preferred shares, 56,418,099 Series C preferred shares, and 9,716,450 Series D convertible preferred shares. All of these preferred shares will be re-designated as Class A ordinary shares upon the completion of this offering. Mr. Authur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office of SIG China Investments Master Fund III, LLLP is at One Commence Center, 1201 N. Orange Street, Suite 715, Wilmington, DE, USA.

(8)
Represents 246,224,465 ordinary shares directly held by Kan's Global CoolStuff Investment Inc., a British Virgin Island company wholly owned by Mr. Karl Kan Zhang. All of these ordinary shares will be re-designated as Class B ordinary shares upon the completion of this offering. The register office of Kan's Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(9)
Represents 215,624,465 ordinary shares directly held by LQL Global Innovation Investment Inc., a British Virgin Island company wholly owned by Ms. Susan Qiaoling Li. All of these ordinary shares will be re-designated as Class A ordinary shares upon the completion of this offering. The register office of LQL Global Innovation Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(10)
Represents 215,624,465 ordinary shares directly held by Jialiang's Global Creativity Investment Inc., a British Virgin Island company wholly owned by Mr. Michael Jialiang Wang. All of these ordinary shares will be re-designated as Class A ordinary shares upon the completion of this offering. The register office of Jialiang's Global Creativity Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

(11)
Represents 128,368,349 ordinary shares directly held by Jian's Global CoolStuff Investment Inc., a British Virgin Island company wholly owned by Mr. Jim Jian Wang. All of these ordinary shares will be re-designated as Class A ordinary shares upon the completion of this offering. The register office of Jian's Global CoolStuff Investment Inc. is at Drake Chambers P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

        As of the date of this prospectus, a total of 498,483,997 preferred shares are held by two record holders in the United States, representing 16.7% of our total outstanding shares on an as-converted basis.

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for historical changes in our shareholding structure.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with our Variable Interest Entities and their Shareholders

        See "Corporate History and Structure."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        See "Description of Share Capital—History of Securities Issuances."

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentive Plan

        See "Management—2012 Stock Incentive Plan."

Transactions with Certain Affiliates

        In November 2016, we extended a loan of RMB0.5 million (US$0.1 million) to Mr. Jim Jian Wang. The loan bears an annual interest rate of 4.08% and is repayable in cash under a 36-month-installment repayment scheme. The loan has been fully repaid in February 2018.

        In April 2017, we extended a loan of RMB2.0 million (US$0.3 million) to Mr. Teng Ren. The loan bears an annual interest rate of 4.08% and becomes due after one years upon the expiration of lock-up period. The loan has been fully repaid in March 2018.

 DESCRIPTION OF SHARE CAPITAL

        We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital is US$50,000.00 divided into 5,000,000,000 shares, par value of US$0.00001 each, of which (i) 2,920,061,989 shares are designated as ordinary shares; (ii) 442,174,065 shares are designated as Series A preferred shares; (iii) 553,299,062 shares are designated as Series B preferred shares; (iv) 119,688,525 shares are designated as Series B-1 preferred shares; (viii) 651,629,045 shares are designated as Series C preferred shares; (ix) 223,478,358 shares are designated as Series D preferred shares, (x) 89,668,956 shares are designated as Series D-1 preferred shares. As of the date of this prospectus, 898,393,690 ordinary shares, 442,174,065 Series A preferred shares, 553,299,062 Series B preferred shares, 119,688,525 Series B-1 preferred shares, 651,629,045 Series C preferred shares, 223,478,358 Series D preferred shares, and 89,668,956 Series D-1 preferred shares are issued and outstanding. All of our issued and outstanding ordinary and preferred shares are fully paid.

        Immediately upon the completion of this offering, our authorized share capital will be US$150,000 divided into 15,000,000,000 shares comprising (i) 13,750,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, (ii) 250,000,000 Class B Ordinary Shares of a par value of US$0.00001 each and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes as the Board may determine in accordance our post-offering amended and restated memorandum and articles of association. We will have 2,949,607,236 Class A ordinary shares issued and outstanding and 246,224,465 Class B ordinary shares issued and outstanding, immediately upon the completion of this offering, assuming the underwriters do not exercise the over-allotment option.

Our Post-Offering Memorandum and Articles of Association

        We have adopted a seventh amended and restated memorandum and articles of association, which will become effective and replace our current sixth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

        Objects of Our Company.    Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

        Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

        A quorum required for a meeting of shareholders consists of one or more shareholders present or representing by proxy and holding shares which represent, in aggregate, not less than one-third of all votes attaching to the issued and outstanding voting shares entitled to vote at general meetings. Shareholders may be present in person or by proxy or, if the shareholder is a corporation or other non-natural person, by its duly authorized representative. Shareholders' meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding, at the date of deposit of the requisition, shares which represent, in aggregate, no less than one-third of all votes attaching to all our issued and outstanding shares, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of our name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, consolidate or subdivide their shares by ordinary resolution.

        General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

        Shareholders' general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders' meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

        The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of all votes attaching to all outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Election, Removal and Remuneration of Directors.    Unless otherwise determined by our company in general meeting, our post-offering memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

        The directors have the power to appoint any person as a director either to fill a vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution. A director shall not be required to hold any Shares in the company by way of qualification.

        Subject to restrictions contained in our post-offering amended and restated memorandum and articles of association, a director may be removed with or without cause by ordinary resolution.

        In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board is absent from three consecutive board meetings and our board resolves that his office be vacated, or (v) is removed from office pursuant to our post-offering amended and restated memorandum and articles of association.

        The remuneration of the directors may be determined by the directors or by ordinary resolution of shareholders.

        Transfer of Ordinary Shares.    Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine from time to time.

        Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including but not limited to:

  •
  the designation of the series;

  •
  the number of shares of the series and the subscription price thereof if different from the par value thereof;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are incorporated as an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

        The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute.    As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

        Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

  Ordinary Shares

        On January 10, 2017, we repurchased and cancelled an aggregate of 14,158,256 ordinary shares from (i) Kan's Global CoolStuff Investment Inc, a company incorporated in British Virgin Islands wholly owned by Mr. Karl Kan Zhang, our Chairman and Chief Architect, (ii) LQL Global Innovation Investment Inc., a company incorporated in British Virgin Islands wholly owned by Ms. Susan Qiaoling Li, our director and President, (iii) Jialiang's Global Creativity Investment Inc., a company incorporated in British Virgin Islands wholly owned by Mr. Michael Jialiang Wang, our director and Chief Executive Officer; and (iv) Jian's Global CoolStuff Investment Inc., a company incorporated in British Virgin Islands wholly owned by Mr. Jim Jian Wang, our director and Chief Technology Officer, at a per share price of US$ 0.2119, for an aggregate consideration of US$3.0 million.

  Preferred Shares

        On July 14, 2016, we issued an aggregate of 223,478,358 Series D preferred shares to Chance Talent Management Limited, New Alliance CC Limited, Qiming Venture Partners II, L.P., Qiming Venture Partners II-C L.P., Qiming Managing Directors Fund II, L.P., SIG China Investments Master Fund III, LLLP, Sequoia Capital China GF Holdco III-A, Ltd. and Tranquility Communications Limited for an aggregate consideration of US$46.0 million.

        On January 10, 2017, we issued 89,668,956 Series D-1 preferred shares to HG Qiandao Limited for consideration of US$20.0 million.

        On January 10, 2017, we repurchased and cancelled 9,438,838 Series A Preferred Shares from Qualcomm International, Inc., at a per share price of US$ 0.2119 per share, for an aggregate consideration of US$2.0 million.

  Award Grants

        We have granted options to purchase our ordinary shares and restricted shares units to certain of our directors, executive officers and employees. See "Management—2012 Stock Incentive Plan."

  Shareholders Agreement

        We entered into our shareholders agreement on January 10, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares.

        The shareholders agreement provides for certain preferential rights, including right of first refusal, co-sale rights, preemptive rights and provisions governing the board of directors and other corporate governance matters. Those preferential rights governing the board of directors will automatically terminate upon the completion of this offering.

  Registration Rights

        Pursuant to our shareholders agreement dated January 10, 2017, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    Holders holding at least 10% or more of the outstanding series A preferred shares, series B preferred shares, series B-1 preferred shares, series C preferred shares, or series D preferred shares have the right to demand in writing that we file a registration statement covering the registration of all or part of their registrable securities. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders under certain conditions, but we cannot exercise the deferral right more than once for more than 90 days in any twelve-month period. We are not obligated to effect more than three demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted so long as such offerings are in excess of US$1.0 million.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in its view the number of registrable securities exceeds the maximum offering size, (i) the registrable securities shall all be excluded, or (ii) allocate first to us, second to exclude up to 25% of their registrable securities pursuant to the piggyback registration, and third to any other party.

        Form F-3 Registration Rights.    Any holder may request us to file an unlimited number of registration statements on Form F-3 as long as registered offerings are each for the ordinary shares having aggregate offering price of no less than US$1.0 million. Within 15 days of receiving such request, we shall effect the registration of the securities on Form F-3.

        Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of 50 Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See "—Jurisdiction and Arbitration."

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

  How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

  How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A ordinary shares) set by the depositary with respect to the ADSs.

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  Cash.  The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class A ordinary shares or any net proceeds from the sale of any Class A ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

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  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  For any Class A ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class A ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class A ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Class A ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Class A ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our Class A ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class A ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class A ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A ordinary shares.

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  Rights to Purchase Additional Shares.  If we offer holders of our Class A ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Class A ordinary shares (rather than ADSs).

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

    There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Class A ordinary shares or be able to exercise such rights.

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  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit Class A ordinary shares or evidence of rights to receive Class A ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for Class A ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sales—Lock-up Agreements."

  How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

  How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

  How do you vote?

        You may instruct the depositary to vote the Class A ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Class A ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class A ordinary shares.

        If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Class A ordinary shares or other deposited securities represented by such holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the third to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Class A ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class A ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Class A ordinary shares.

        The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class A ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

  Information Requests

        Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Class A ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Class A ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Class A ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Class A ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

  Disclosure of Interests

        Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the Class A ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

  •
  Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

  •
  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

  •
  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our Class A ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Class A ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

  How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class A ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary's only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the company, the ADRs and the deposit agreement.

        The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

  Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

  •
  are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

  •
  are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

  •
  are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Class A ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

  •
  are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

  •
  disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

        The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Class A ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

        The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association.

Jury Trial Waiver

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Class A ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

  •
  compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying Class A ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our Class A ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges;

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities, or

  •
  other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

  •
  for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

        The depositary shall not knowingly accept for deposit under the deposit agreement any Class A ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class A ordinary shares.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALES

        Upon completion of this offering, we will have 4,350,000 ADSs outstanding, representing approximately 6.8% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the New York Stock Exchange, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

        We have agreed, for a period of 180 days after the date of this prospectus, not to offer, pledge, sell, contract to sell, sell any portion or contract to purchase, purchase any portion or contract to sell, grant any option, right or contract to purchase, lend or otherwise transfer or dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

        Furthermore, each of our directors, executive officers and our existing shareholders has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering. In addition, we have agreed to instruct the depositary not to accept any shares for deposit for the issuance of ADSs for 180 days after the date of this prospectus (other than in connection with this offering), without prior written consent from the representatives of the underwriters.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 31,958,317 Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

        The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Junhe LLP, our counsel as to PRC law.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of dividends or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with "de facto management body" within the PRC is considered a resident enterprise. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe that CooTek (Cayman) Inc. is not a PRC resident enterprise for PRC tax purposes. CooTek (Cayman) Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that CooTek (Cayman) Inc. meets all of the conditions above. CooTek (Cayman) Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC "resident enterprise" by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

        If the PRC tax authorities determine that CooTek (Cayman) Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of CooTek (Cayman) Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that CooTek (Cayman) Inc. is treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

        The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

  General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

        If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

        For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner.

  Passive Foreign Investment Company Considerations

        A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company's goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the projected market value of our ADSs following this offering, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

        Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under "Passive Foreign Investment Company Rules."

  Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Rules," any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a "dividend" for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a "qualified foreign corporation" at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the New York Stock Exchange. Provided the listing is approved on the New York Stock Exchange, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

        In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for the purpose of being a "qualified foreign corporation"). If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the

ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

        Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder's individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder's individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

  Sale or Other Disposition of ADSs or Ordinary Shares

        Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

  Passive Foreign Investment Company Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

  •
  the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

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  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year"), will be taxable as ordinary income;

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  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

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  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

  Information Reporting

        Certain U.S. Holders are required to report information to the IRS relating to an interest in "specified foreign financial assets," including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

        In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

        Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.

Total	4,350,000

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in this offering are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs.

        All sales of ADSs in the United States will be made through United States registered broker-dealers. Sales of ADSs made outside the United States may be made by affiliates of the underwriters. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States of America. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036, United States of America. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America. The address of KeyBanc Capital Markets Inc. is 127 Public Square, Cleveland, OH 44114, United States of America.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to 652,500 additional ADSs from us at the initial public offering price less the underwriting discounts and commissions. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering. The option may be exercised only to cover any over-allotments of ADSs.

        The underwriters propose to offer the ADSs initially at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $            per ADS. If all the ADSs are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Paid by us
	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

        We estimate that our total expenses of the offering, exclusive of underwriting discounts and commissions, will be approximately US$3.4 million. [We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters, in an aggregate amount not to exceed US$            .]

        The underwriters have informed us that they do not intend sales to accounts over which the underwriters have discretionary authority to exceed 5% of the total number of ADSs offered by them.

        Qiming Venture Partners and Sequoia Capital China, two of our principal shareholders, and their affiliates have indicated an interest in purchasing an aggregate of up to US$10.0 million worth of ADSs being offered in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions.

        Each of our directors, executive officers and existing shareholders has agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in any ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, to establish, increase, liquidate or decrease any such position, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions.

        In addition, through a letter agreement, we will instruct Deutsche Bank Trust Company Americas, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance. We have also agreed not to provide such consent without the prior written consent of the representatives. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

        Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that our ADSs will trade in the public market at or above the initial public offering price.

        We have applied to have our ADSs listed on the New York Stock Exchange under the symbol "CTK."

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

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  Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

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  Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of ADSs or preventing or retarding a decline in the market price of ADSs. As a result, the price of ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise, and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates may in the future, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Investors

  Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

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  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

  Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

  Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the ADSs to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

  Notice to Prospective Investors in Switzerland

        This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

        The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

  Notice to Prospective Investors in Australia

        This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

        The ADSs are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

  Notice to Prospective Investors in Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Notice to Prospective Investors in Japan

        The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

  Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

  Notice to Prospective Investors in Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any

resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  Notice to Prospective Investors in the Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

  Notice to Prospective Investors in the PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

  Notice to Prospective Investors in Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

  Notice to Prospective Investors in Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

  Notice to Prospective Investors in Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds", its

Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

  Notice to Prospective Investors in the United Arab Emirates

        The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

  Notice to Investors in the Dubai International Financial Centre

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

  Notice to Prospective Investors in Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

EXPENSES RELATED TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange application and listing fee, all amounts are estimates.

SEC Registration Fee	US$	8,720
FINRA Fee	US$	15,500
Stock exchange application and listing fee	US$	175,000
Printing and Engraving Expenses	US$	210,000
Legal Fees and Expenses	US$	1,750,000
Accounting Fees and Expenses	US$	760,000
Miscellaneous	US$	500,000

Total	US$	3,419,220

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Junhe LLP and for the underwriters by Han Kun Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Junhe LLP with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

 EXPERTS

        The financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu Certified Public Accountants LLP are located at 30/F Bund Center, 222 Yan An Road East, Shanghai, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC's website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of CooTek (Cayman) Inc.

  Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of CooTek (Cayman) Inc. (the "Company"), its subsidiaries and its variable interest entities (collectively referred to as the "Group") as of December 31, 2017, and 2016, the related consolidated statements of operations, comprehensive loss, changes in shareholders' deficit, and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and the financial statement schedule listed in the Index at Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Group as of December 31, 2017, and 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

  Basis for Opinion

        These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China

May 10, 2018
We have served as the Group's auditor since 2018.

COOTEK (CAYMAN) INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2016	2017
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	41,056,314	26,720,158
Restricted cash	288,309	306,082
Account receivable, net of allowance for doubtful accounts of nil and $1,295,149 as of December 31, 2016 and 2017, respectively	2,506,398	10,979,821
Amount due from related parties	24,026	340,955
Prepaid expenses and other current assets	3,995,934	5,391,736

Total current assets	47,870,981	43,738,752
Property and equipment, net	1,241,585	1,943,550
Amount due from related parties-non-current	46,165	24,442
Other non-current assets	194,966	554,278

TOTAL ASSETS	49,353,697	46,261,022

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable (including accounts payable of consolidated VIEs, without recourse to the Company of US$252,563 and US$107,568, respectively, as of December 31, 2016 and 2017)	3,819,207	5,432,505
Short-term bank borrowings and current portion of long-term bank borrowings (including short-term bank borrowings of consolidated VIEs, without recourse to the Company of US$116,938 and US$790,816, respectively, as of December 31, 2016 and 2017)	1,942,084	3,193,381
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs, without recourse to the Company of US$204,753 and US$269,245, respectively, as of December 31, 2016 and 2017)	2,226,715	3,244,931
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs, without recourse to the Company of US$691,776 and US$951,817, respectively, as of December 31, 2016 and 2017)	1,815,916	2,422,313
Deferred revenue (including deferred revenue of consolidated VIEs, without recourse to the Company of US$450,084 and US$276,812, respectively, as of December 31, 2016 and 2017)	474,588	521,640

Total current liabilities	10,278,510	14,814,770
Long-term borrowing (including long-term borrowing of VIEs, without recourse to the Company of US$583,386 and nil, as of December 31, 2016 and 2017)	3,176,211	—

Total LIABILITIES	13,454,721	14,814,770

Commitments (Note 15)
Convertible redeemable preferred shares (redemption value of US$181,676,571 and US$209,694,647 as of December 31, 2016 and December 31, 2017, respectively)	136,455,592	156,367,810
Shareholders' equity (deficit):
Ordinary shares (US$0.00001 par value; 3,000,292,107 and 2,920,061,989 shares authorized and 912,551,946 and 898,393,690 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively)	9,126	8,984
Additional paid-in capital	1,153,423	876,560
Accumulated deficit	(101,028,568)	(126,899,750)
Accumulated other comprehensive income (loss)	(690,597)	1,092,648

Total Shareholders' Deficit	(100,556,616)	(124,921,558)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT	49,353,697	46,261,022

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2016	2017
	US$	US$
Net revenues	11,030,079	37,334,966
Cost of revenue (including share-based compensation of $24,514 and $31,510 in 2016 and 2017, respectively)	(20,158,565)	(20,101,386)

Gross profit (loss)	(9,128,486)	17,233,580
Operating expenses:
General and administrative expenses (including share-based compensation of $222,317 and $1,777,941 in 2016 and 2017, respectively)	(3,920,057)	(8,366,698)
Research and development expenses (including share-based compensation of $445,084 and $544,786 in 2016 and 2017, respectively)	(8,691,539)	(12,868,356)
Sales and marketing expenses (including share-based compensation of $35,298 and $70,707 in 2016 and 2017, respectively)	(9,396,663)	(20,161,353)
Other operating income, net	605,890	190,338

Total operating expenses	(21,402,369)	(41,206,069)

Loss from operations	(30,530,855)	(23,972,489)
Interest income, net	12,887	481,932
Foreign exchange losses, net	(188,631)	(169,556)

Loss before income taxes	(30,706,599)	(23,660,113)
Income tax expense	—	(800)

Net loss	(30,706,599)	(23,660,913)

Deemed dividend from repurchase of preferred shareholders	—	(1,028,055)

Net loss attributable to ordinary shareholders	(30,706,599)	(24,688,968)

Net Loss per ordinary share:
Basic	(0.03)	(0.03)
Diluted	(0.03)	(0.03)
Weighted average shares used in calculating net loss per ordinary share:
Basic & Diluted	912,551,946	898,781,587
Pro forma net loss per ordinary share (Note 13):
Basic		(0.01)
Diluted		(0.01)
Pro forma weighted average shares used in calculating net loss per ordinary share:
Basic & Diluted		2,976,521,512

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2016	2017
	US$	US$
Net Loss	(30,706,599)	(23,660,913)
Other comprehensive loss
Foreign currency translation adjustments	(518,196)	1,783,245

Comprehensive Loss	(31,224,795)	(21,877,668)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' deficit
	Shares	US$	US$	US$	US$	US$
Balance at January 1, 2016	912,551,946	9,126	426,210	(70,321,969)	(172,401)	(70,059,034)
Net loss	—	—	—	(30,706,599)	—	(30,706,599)
Share-based compensation	—	—	727,213	—	—	727,213
Foreign currency translation adjustments	—	—	—	—	(518,196)	(518,196)

Balance at December 31, 2016	912,551,946	9,126	1,153,423	(101,028,568)	(690,597)	(100,556,616)

Net loss	—	—	—	(23,660,913)	—	(23,660,913)
Repurchase of ordinary shares (Note 10)	(14,158,256)	(142)	—	(1,451,474)	—	(1,451,616)
Repurchase of Series A Preferred Shares (Note 11)	—	—	(1,153,423)	(758,795)	—	(1,912,218)
Share-based compensation	—	—	876,560	—	—	876,560
Foreign currency translation adjustments	—	—	—	—	1,783,245	1,783,245

Balance at December 31, 2017	898,393,690	8,984	876,560	(126,899,750)	1,092,648	(124,921,558)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2016	2017
	US$	US$
Cash flows from operating activities:
Net loss	(30,706,599)	(23,660,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	555,762	899,018
Provision for allowance of doubtful accounts	—	1,295,149
Share-based compensation	727,213	876,560
Loss on disposal of property, plant and equipment	—	2,160
Changes in assets and liabilities:
Accounts receivable	(1,807,077)	(9,622,450)
Prepaid expenses and other current assets	(992,593)	(1,137,368)
Other non-current assets	88,024	(332,826)
Accounts payable	1,769,190	1,611,991
Accrued salary and benefits	659,554	1,074,075
Accrued expenses and other current liabilities	1,071,541	897,784
Deferred revenue	199,533	47,668

Net cash used in operating activities	(28,435,452)	(28,049,152)

Cash flows from investing activities:
Purchases of property, plant and equipment	(758,735)	(1,489,567)
Advances to related parties	(74,734)	(293,285)
Repayment of advances to related parties	2,076	24,440

Net cash used in investing activities	(831,393)	(1,758,412)

Cash flows from financing activities:
Proceeds from bank borrowings	5,986,206	1,869,493
Repayment of bank borrowings	(679,246)	(4,016,257)
Proceeds from issuance of preferred shares	46,000,000	20,000,000
Repurchase of ordinary shares	—	(1,451,616)
Repurchase of preferred shares	—	(2,000,000)

Net cash provided by financing activities	51,306,960	14,401,620

Net increase (decrease) in cash, cash equivalents, and restricted cash	22,040,115	(15,405,944)
Cash, cash equivalents, and restricted cash at beginning of year	19,845,488	41,344,623
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(540,980)	1,087,561

Cash, cash equivalents, and restricted cash at end of year	41,344,623	27,026,240

Supplemental disclosure of cash flow information:
Income taxes paid	—	800
Interest paid	104,859	172,563
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	41,056,314	26,720,158
Restricted cash	288,309	306,082

Total cash, cash equivalents, and restricted cash	41,344,623	27,026,240

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

        CooTek (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries and its consolidated Variable Interest Entities ("VIEs") (collectively referred to as the "Group") are a fast-growing AI and big data-driven mobile internet company serving a large global user base.

History of the Group and reorganization

        The Group's history began in August 2008 with the commencement of operations of Shanghai Han Xiang (CooTek) Information Technology Co., Ltd ("Han Xiang"), a limited liability company incorporated in the People's Republic of China ("PRC") by certain individuals. In October 2010, three outside investors acquired an aggregate of 24.24% equity interest of Han Xiang. In 2012, Han Xiang and its shareholders undertook a reorganization which was conducted to establish a Cayman holding company for the existing business to obtain investment from outside investors and in preparation of an overseas initial public offering. The Group has recognized the net assets of Han Xiang on a historical cost with no change in basis in the consolidated financial statements upon the completion of the reorganization. The shareholders' rights and obligations remained the same after the reorganization.

2. Summary of Significant Accounting Policies

(a)   Basis of Presentation

        The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)   Principles of Consolidation

        The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries and its consolidated variable interest entities ("VIEs"). All intercompany balances and transactions have been eliminated upon consolidation.

        Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following consolidated VIEs:

  •
  Shanghai Han Xiang (CooTek) Information Technology Co., Ltd. ("Han Xiang")

  •
  Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. ("Chu Bao")

  •
  Yingsun Information Technology Co., Ltd. ("Yingsun")

  •
  Molihong Internet Technology Co., Ltd ("Molihong")

        To provide the Group effective control over the VIEs and receive substantially all of the economic benefits of the VIEs, the Company's wholly owned subsidiary, Shanghai ChuLe (CooTek) Information Technology Co., Ltd. ("Chu Le" of "WFOE") entered into a series of contractual arrangements, described below, with The VIEs and their respective shareholders.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Agreements that provide the Company effective control over the VIEs include:

Voting Rights Proxy Agreements & Irrevocable Power of Attorney

        Pursuant to which each of the shareholders of VIEs has executed voting rights proxy agreements, appointing the WFOE, or any person designated by the WFOE, as their attorney-in-fact to (i) call and attend shareholders' meetings of VIEs and execute relevant shareholders' resolutions; (ii) exercise on their behalf all his rights as a shareholder of VIEs, including those rights under PRC laws and regulations and the articles of association of VIEs, such as voting, appointing, replacing or removing directors, (iii) submit all documents as required by governmental authorities on behalf of VIEs, and (iv) assign the shareholding rights of VIEs, including receiving dividends, disposing of equity interest and enjoying the rights and interests during and after liquidation.

Exclusive Call Option Agreements

        Pursuant to which each the VIE shareholders unconditionally and irrevocably granted the WFOE or its designee exclusive options to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interests in the VIEs. The WFOE has the sole discretion to decide when to exercise the options, and whether to exercise the options in part or in full. Without the WFOE's written consent, the VIE shareholders may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of VIEs' assets or equity interests.

Equity Pledge Agreements

        The VIE shareholders agreed to pledge their equity interests in VIEs to the WFOE to secure the performance of the VIEs' obligations under the series of contractual agreements and any such agreements to be entered into in the future. Without prior written consent of the WFOE, the VIEs' shareholders shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. If any economic interests were received by means of their equity interests in the VIEs, such interests belong to the WFOE.

        Agreements that transfer economic benefits of VIEs to the Group include:

Exclusive Business Cooperation Agreements

        Under the exclusive services agreement, the Company and the WFOE have the exclusive right to provide comprehensive technical and business support services to the VIEs. In exchange, the VIEs pay annual service fees to the WFOE in the amount equivalent to all of their net income as confirmed by the WFOE. The WFOE has the right to adjust the service fee rates at its sole discretion. The agreement can be early terminated by the WFOE by giving a 30-day prior notice, but not by the VIEs or VIE shareholders.

Loan Agreements

        The WFOE entered into loan agreements with each shareholder of the VIEs. Pursuant to the terms of these loan agreements, the WFOE granted an interest-free loan to each shareholder of the VIEs for the explicit purpose of making a capital contribution to the VIEs. The term of the loans are 10 years and shall be renewed automatically every 3 years for an additional 3 years unless the WFOE

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

terminates the agreement (which option is at the WFOE's sole discretion) at which point the loans are payable on demand. The shareholders of the VIEs may not prepay all or any portion of the loans without the WFOE's consent. The WFOE did not enter into loan agreements with shareholders of Han Xiang, as the capital paid is sufficient for operation.

        Voting Rights Proxy Agreements & Irrevocable Powers of Attorney provide the Company effective control over the VIEs and its subsidiaries, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIEs under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from the VIEs, the Company is deemed the primary beneficiary of the VIEs. Accordingly, the Company has consolidated the VIEs' financial results of operations, assets and liabilities in the Group's consolidated financial statements. The aforementioned agreements are effective agreements between a parent and consolidated subsidiaries, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation (i.e. service fees under the Exclusive Business Cooperation Agreement).

        The Group believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

  •
  revoke the business and operating licenses of the Company's PRC subsidiaries and VIEs;

  •
  discontinue or restrict the operations of any related-party transactions between the Company's PRC subsidiaries and VIEs;

  •
  limit the Group's business expansion in China by way of entering into contractual arrangements;

  •
  impose fines or other requirements with which the Company's PRC subsidiaries and VIEs may not be able to comply;

  •
  require the Company or the Company's PRC subsidiaries or VIEs to restructure the relevant ownership structure or operations; or

  •
  restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Group's business and operations in China.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following consolidated financial statement balances and amounts of the Group's VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of December 31,
	2016	2017
	US$	US$
ASSETS
Cash and cash equivalents	1,581,504	2,485,998
Restricted cash	288,309	306,082
Account receivable, net	1,394,739	2,065,324
Prepaid expense and other assets	1,792,169	3,665,503
Property and equipment, net	7,285	1,951

Total Assets	5,064,006	8,524,858

LIABILITIES
Accounts payable	252,563	107,568
Short-term borrowing	116,938	790,816
Accrued salary and benefits	204,753	269,245
Accrued expenses and other current liabilities	691,776	951,817
Deferred revenue	450,084	276,812
Long-term borrowing	583,386	—

Total Liabilities	2,299,500	2,396,258

	For the years ended December 31,
	2016	2017
	US$	US$
Total revenue	4,070,864	8,353,270
Operating loss	(87,032)	(280,269)
Net loss	(82,688)	(297,852)
Net cash used in operating activities	(1,574,360)	(2,645,362)
Net cash used in investing activities	—	(1,734)
Net cash provided by financing activities	716,773	45,673

        The VIEs' assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which are presented in the account of "Property and equipment, net." The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license ("ICP" license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

        Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services and sales of virtual items for live social video community. The VIEs contributed 37% and 22% of the Group's consolidated net revenues for years ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIEs accounted for an aggregate of 10% and 18%

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

respectively, of the consolidated total assets, and 17% and 16% respectively, of the consolidated total liabilities.

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs.

        The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets.

(c)   Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group's financial statements including but not limited to allowance for doubtful accounts, valuation of ordinary shares and preferred shares, valuation allowances of deferred tax assets, and valuation of share-based compensation. Actual results may differ materially from those estimates.

(d)   Fair Value

        Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1—Inputs are based on unadjusted quoted prices that are available in active markets for identical assets or liabilities at measurement date.

  •
  Level 2—Significant inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active,

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

    and model-derived valuations in which significant inputs and significant value drivers are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—Significant unobservable inputs that cannot be corroborated by observable market data and reflect management's estimates of assumptions that market participants would use to price an asset or liability.

(e)   Financial Instruments

        The Group's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, other current liabilities, and bank borrowing. For cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, other current liabilities, and short-term borrowing, the carrying amounts of these financial instruments as of December 31, 2016 and 2017 were considered representative of their fair values due to their short-term nature. The Group's long-term bank borrowing consists of floating rate loans. The carrying values of long-term borrowing are approximate their fair values as the impacts to discount the long-term debt with a market based interest rate are insignificant.

(f)    Foreign Currency Translation

        The functional currency of the Company is the United States Dollar ("US$"). The functional currency of the subsidiaries and the VIEs in the PRC is Renminbi ("RMB"). The functional currency of all the other subsidiaries is US$.

        Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in the determination of net income.

        The Group has chosen the US$ as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Equity accounts are translated at historical exchange rates. Income statement items have been translated using the average exchange rate for the year. Translation adjustments have been reported as cumulative translation adjustments and are shown as a component of other comprehensive income/loss in the statements of comprehensive loss and consolidated statements of changes in shareholders' deficit.

(g)   Foreign Currency Risk

        The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB42,039,390 (amounted to US$6,060,169) and RMB100,419,401 (amounted to US$ 15,368,278) as of December 31, 2016 and 2017, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(h)   Cash, Cash Equivalents and Restricted cash

        Cash and cash equivalents consist of cash on hand, demand deposits and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

        The Group's restricted cash represents amounts held in Group's bank account as guarantee deposit for payments processing services provided by the bank.

(i)    Accounts Receivable, net

        Accounts receivable, net represents those receivables derived from the ordinary course of business and are recorded net of allowance for doubtful accounts. The Group maintains an allowance for doubtful accounts that reflect its best estimate of probable losses inherent in the accounts receivables. In determining collectability of the accounts receivables, the Group considers many factors, such as: creditworthiness of customers, aging of the receivables, payment history of customers, financial condition of the customers and market trends, and specific facts and circumstances.

(j)    Property and Equipment, net

        Property and equipment is recorded at cost less accumulated depreciation and impairment. Depreciation expense of long-lived assets is recorded as either cost of revenue or operating expenses, as appropriate. Depreciation is computed using the straight-line method over the following estimated useful lives by major asset category:

Electronic equipment	3 years
Office equipment and furniture	3 - 5 years
Motor vehicles	3 years
Leasehold improvement	Shorter of the lease term or expected useful life

        Repair and maintenance costs are charged directly to expense as incurred, whereas the cost of renewals and improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets.

(k)   Impairment of Long-lived Assets

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant under-performance relative to historical or planned operating results, significant changes in the manner of use or expected life of the assets or significant changes in our business strategies. An impairment analysis is performed at the lowest level of identifiable cash flows for an asset or asset group based on valuation techniques such as discounted cash flow analysis. An impairment charge is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset, if any, are less than the carrying value of the asset net of other liabilities. The estimation of future cash flows requires significant management judgment and actual results may differ from estimated amounts. No impairment was recognized for the years ended December 31, 2016 and 2017.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(l)    Revenue Recognition

        The Group generates substantially all of its revenue through mobile advertising, which accounted for 90% and 94% of total revenue as of December 31, 2016 and 2017, respectively. The Group also generates other revenues through live social video community and licensing of its Smart Inputs products. In accordance with the criteria set forth in ASC605, Revenue Recognition, the Group recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

        The Group provides advertising services to customers for promotion of their brands through its mobile applications. The Group offers two main advertising arrangements: brand advertisements and performance-based advertising services. For brand advertisements, the Group recognizes revenue ratably based on the number of impressions delivered over the period that the advertising service is provided. For performance-based advertising services, the Group charges fees to advertising customers based on the effectiveness of advertising links, which is measured by active clicks or other actions. Revenue from performance-based advertising services is recognized when a user takes the action requested by the advertisement.

        We provide cash incentives in the form of sales rebates to certain advertising agencies, and account for such incentives as a reduction of revenue. We have estimated and recorded the rebates based on historical transactions and the agreed rebate rates with certain advertising agencies. For the years ended December 31, 2016 and 2017, the rebates recorded by the Group were US$666,741 and US$1,833,085, respectively.

        The Group engages in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

        Revenue also include sales of virtual items for live social video community of nil and US$1,177,375; and licensing fees for our Smart Inputs products US$351,572 and US$239,915 for the years ended December 31, 2016 and 2017, respectively.

(m)  Deferred Revenue

        Deferred revenue primarily includes cash received in advance from users of live social video community and advertising customers for which the services has not been provided yet.

(n)   Cost of Revenue

        Cost of revenues consist direct costs primarily relating to generating advertising revenue, which include bandwidth costs, Voice-over Internet Protocol ("VoIP") related expense which are charged by telecommunication providers for the Group's VoIP products, such as AhaCall and TouchPal Phonebook, depreciation expenses and service fees for internet data center, and salary and benefits expenses of operation and maintenance department.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(o)   Research and Development Expenses

        Research and development expenses primarily consist of (1) salary and benefits expenses incurred in the research and development of new products and new functionality, and (2) general expenses and depreciation expenses associated with the research and development activities.

        Expenditures incurred during the research phase are expensed as incurred and no research and development expenses were capitalized as of December 31, 2016 and 2017.

(p)   Sales and Marketing Expenses

        Sales and marketing expenses primarily consist of advertising expenses, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group's Smart Input products. Advertising expenses represent online advertising and promotions of the Group's products via social media and demand-side platforms. Such expenses amounted to US$5,132,485 and US$12,858,629, for the years ended December 31, 2016 and December 31, 2017, respectively.

(q)   Operating leases

        Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term.

(r)   Income Taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the asset and liability method of accounting for income taxes.

        In accordance with the provisions of ASC 740, Income Taxes, the Group recognizes in the financial statements the benefit of a tax position if the tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

        Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group considers positive and negative evidence when determining whether some portion or all of the deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, historical results of operations, and tax planning strategies. The ultimate realization of deferred tax assets is dependent

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

upon the generation of future taxable income during the periods in which those temporary differences become deductible.

        The actual benefits that are ultimately realized may differ from estimates. As each audit is concluded, adjustments, if any, are recorded in the financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

(s)   Employee Contribution Plan

        Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the "Schemes") organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities. Contributions to the defined contribution plan are expensed as incurred.

        The Group has no other material obligation for payment of pension benefits except for the annual contributions described above.

(t)    Share-based Compensation

        Fair value recognition provisions according to ASC718, Compensation—Stock Compensation: Overall, is applied to share-based compensation, which requires the Group to recognize expense for the fair value of its share-based compensation awards. Compensation expense adjusted for forfeiture effect on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

        Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using grade vesting method, net of actual forfeitures, over the requisite service, which is the vesting period.

        The fair value of the share options were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgements regarding the Company's operating history and prospects at the time the grants were made. In addition, the binomial option pricing model is used to measure the value of the share options. The determination of the fair value is affected by the fair value of the ordinary shares volatility, actual and projected employee share-based awards exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined with the assistance from an independent valuation firm using management's estimates and assumptions.

        The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group accounts for forfeitures of the

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations as the cash compensation of those employees receiving the award.

(u)   Comprehensive Income (Loss)

        Comprehensive Income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, the Group's total comprehensive income (loss) includes net loss and foreign currency translation adjustments.

(v)   Earnings (Loss) Per Share

        Basic earnings (loss) per share are computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

        The Company's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method of computing earnings (loss) per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

        Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options is computed using the treasury stock method.

(w)  Pro forma net loss per share

        The Group's pro forma basic net loss per share has been computed by dividing net loss attributable to the Group's ordinary shareholders, by the weighted-average number of ordinary shares outstanding for the year ended December 31, 2017 plus the number of ordinary shares resulting from the assumed conversion of the outstanding preferred shares into ordinary shares using the conversion ratio of one for one upon completion of a qualified initial public offering. Diluted earnings per share reflects the potential dilution, using the treasury stock method. During the period in which the Group realizes a net loss, share options would be anti-dilutive to pro forma net loss per share.

(x)   Concentration and risks

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and revenue. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality, and believes that no significant credit exists.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

        The following customers accounted for 10% or more of accounts receivable:

	As of December 31,
	2016				2017
	US$		%		US$		%
Company A	464,363		18.53%			*	*
Company B		*		*	2,880,119		26.23%
Company C		*		*	2,404,672		21.90%

*
Customer with less than 10% of total accounts receivable in the respective year.

(y)   Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition. The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer. The new disclosure requirements will provide information about the nature, amount, timing and uncertainty of revenue and cash flows from revenue contracts with customers. The guidance is effective for annual and interim reporting periods beginning after December 15, 2017.

        The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The Group as an emerging growth company ("EGC") has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard on January 1, 2019 using the modified retrospective method. The Group is in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements and currently does not expect the adoption will have significant effects on the Group's revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which requires management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. The Group has adopted ASU 2014-15, assessed its

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

ability to continue as a going concern and concluded that substantial doubt about its ability to continue as a going concern does not exist.

        In February 2016, the FASB issued ASU2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regards to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. This ASU will become effective for the Group on January 1, 2019, and requires adoption using a modified retrospective approach. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Group is in the process of evaluating the impact on its consolidated financial statements, as well as the impact of adoption on policies, practices, systems and financial statement disclosures. As of December 31, 2017, the Group has US$ 963,388 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see note 15).

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The update was aimed at reducing the cost and complexity of the accounting for share-based payments. ASU 2016-09 became effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company retrospectively adopted this update as of January 1, 2017. The adoption of ASU 2016-09 did not have a material impact on the Company's consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. This ASU requires that 1) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, 2) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and 3) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Group will adopt this ASU on its effective date of January 1, 2018 and does not expect any impact on its consolidated financial statements upon adoption.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, The ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. The Company adopted ASU 2016-15 as of December 31, 2016, and although it changed the historical presentation on the consolidated statements of cash flows, it did not have any other material impact on the Company's consolidated financial statements.

        In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under Topic 718. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Accounts receivable, net

        Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017
	US$	US$
Accounts receivable	2,506,398	12,274,970
Allowance for doubtful accounts:
Balance at beginning of the year	—	—
Additions	—	(1,295,149)

Balance at end of the year	—	(1,295,149)

Accounts receivable, net	2,506,398	10,979,821

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Prepaid expenses and other current assets

        Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2016	2017
	US$	US$
Value added tax ("VAT") recoverable	1,996,812	2,883,914
Advance to suppliers	1,097,200	972,909
Funds deposited at third party payment platforms	154,111	693,930
Prepaid expenses	489,629	570,749
Deposits	258,182	270,234

Total	3,995,934	5,391,736

5. Other non-current assets

        As of December 31, 2016 and 2017, the Group's other non-current assets consisted of prepaid service fees for internet data center in the amount of US$ 194,966 and US$ 554,278, respectively.

6. Property, Plant and Equipment, Net

        Property and equipment, net, consisted of the followings:

	As of December 31,
	2016	2017
	US$	US$
Electronic equipment	1,846,874	3,182,880
Office equipment and furniture	90,601	147,487
Motor vehicles	—	82,470
Leasehold improvements	291,770	485,131
Construction in progress	66,918	78,510

Total	2,296,163	3,976,478
Less: Accumulated depreciation	(1,054,578)	(2,032,928)

Property, plant and equipment, net	1,241,585	1,943,550

        For the years ended December 31, 2016 and 2017, depreciation expenses were $555,762 and $899,018, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Bank Borrowings

        The Company's bank borrowings consisted of the following:

	As of December 31,
	2016	2017
	US$	US$
Short-term borrowings	1,942,084	1,951,062
Long-term borrowings, current portion	—	1,242,319

Subtotal	1,942,084	3,193,381
Long-term borrowings, non-current portion	3,176,211	—

	5,118,295	3,193,381

        In July 2016, the Group entered into a credit facility agreement with a commercial bank. The total credit available under this facility is $6,000,000, of which $2,000,000 designated for borrowings with maturity up to 12 months ("short-term borrowings") and the remaining $4,000,000 designated for a maturity up to 24 months ("long-term borrowings"). The loan is collateralized by the Group's accounts receivable and intellectual property. The agreement contains financial covenants measured by operational metrics and financial ratios. As of December 31, 2017, the Group was in compliance with all debt covenants.

        The short-term borrowings under this facility bear interest at a rate per annum equal to the prevailing base lending rate for 6 months as announced by the People's Bank of China ("PBOC") plus 1.31%. The weighted average interest rate of short-term borrowings was 5.66% in the years ended December 31, 2016 and 2017.

        The long-term borrowings under this facility bear interest at a rate per annum equal to the prevailing base lending rate for one year as announced by the PBOC. plus 1.43%. The weighted average interest rate of long-term borrowings was 6.18% in the years ended December 31, 2016 and 2017, respectively.

8. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2016	2017
	US$	US$
Accrued expenses (Note 1)	704,846	1,466,139
Other tax payables	449,774	723,271
Contract deposits from customers	513,322	137,907
Deferred government subsidies	122,723	63,663
Others	25,251	31,333

Total	1,815,916	2,422,313

        Note 1: Accrued expenses mainly consist accrued sales rebate, accrued expenses related to live social video community and other miscellaneous accrued marketing and operation expenses.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes Expenses

        For the years ended December 31, 2016 and 2017, income tax expense were nil and $800, respectively.

Cayman Islands

        CooTek (Cayman) Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, CooTek (Cayman) Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary domiciled in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the company are not subject to any Hong Kong withholding tax.

PRC

        Under the Law of the People's Republic of China on Enterprise Income Tax ("EIT Law"), the Group's subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25% with the exception of Chu Le. Chu Le is a foreign-invested enterprise established in June, 2012 located in Shanghai, China. Chu Le was subject to an income tax rate of 25% for the year ended December 31, 2016. For the year ended December 31, 2017, Chu Le was eligible for a preferential tax rate of 15% due to the obtainment of a High and New Technology Enterprise ("HNTE") certificate for a period of 3 years expiring in 2019.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group has no deferred tax liabilities. The Group's deferred tax assets were as follows:

	As of December 31,
	2016	2017
	US$	US$
Deferred tax assets:
Net operating loss carry-forward	12,717,132	18,939,915
Accrued expenses	2,642,398	3,128,537
Advertising Fees	3,737,735	4,456,190
Deferred subsidies	33,013	7,425
Provision for doubtful accounts	—	216,415

Total deferred tax assets	19,130,278	26,748,482
Valuation allowance on deferred tax assets	(19,130,278)	(26,748,842)

Net deferred tax assets	—	—

        As of December 31, 2017, the PRC Companies had tax loss carry forwards amounted to $71,691,984, of which $4,132,893, $4,674,591, $18,924,726, $20,239,950 and $23,719,824 will expire in 2018, 2019, 2020, 2021 and 2022, respectively. As of December 31, 2017, the HongKong Companies had tax loss carry forwards of $6,090,025 which can be offset in the future without anytime restriction. The

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes Expenses (Continued)

Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries' or VIEs' earnings within the Group.

        The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2016 and 2017, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not.

        Changes in valuation allowance are as follows:

	For the years ended December 31,
	2016	2017
	US$	US$
Balance at the beginning of the year	12,003,169	19,130,278
Movement	7,812,869	7,257,873
Tax loss carry forwards expired	—	(398,718)
Exchange difference effect	(685,760)	759,049

Balance at the end of the year	19,130,278	26,748,482

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Group is not subject to any other uncertain tax position.

        According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million, equivalent to US$15,304, is specifically listed as a special circumstance). In the case of a related party transaction, the statute of

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Income Taxes Expenses (Continued)

limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2017, the Group is subject to examination of the PRC tax authorities.

        In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises ("FIEs") earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely.

        Aggregate accumulated deficit of the Company's subsidiaries and VIEs located in the PRC was approximately $75,858,456 and $94,847,639 as of December 31, 2016 and 2017, respectively. Aggregate accumulated deficit of the Company's subsidiaries located in Hong Kong was approximately $7,376,532 and $5,932,444 as of December 31, 2016 and 2017, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2016 and 2017.

        Reconciliations of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the years ended December 31, 2016 and December 31, 2017 are as follows:

	For the years ended December 31,
	2016	2017
Statutory income tax rate	25%	25%
Valuation allowance	(26)%	(27)%
Additional tax deduction	3%	5%
Effect of different tax rate of subsidiary operation in other jurisdiction	(2)%	(3)%

Effective tax rate	—	—

10. Ordinary shares

        In accordance with the Company's memorandum and articles of association, total authorized shares for both ordinary shares and preferred shares are 5,000,000,000 shares. If and when a new class of preferred shares are authorized to be issued, the authorized shares available for ordinary shares issuance will be reduced accordingly.

        In January 2017, the Company repurchased 14,158,256 shares of ordinary shares from certain founding shareholders, who are also employees of the Group, at the price of USD$ 0.2119 per share. The repurchased shares were cancelled immediately. As the shares were repurchased above fair value, the Company recognized compensation expense which amounted to US$1,548,384 for the difference between the repurchase price and the fair value of the ordinary shares at the date of the repurchase.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Redeemable Preferred Shares

        The Company's preferred shares consist of the following:

	As of December 31,
	2016	2017
	US$	US$
Series A preferred shares (US$0.00001 par value; 451,612,903 and 442,174,065 shares authorized, issued and outstanding with redemption value of US$6,300,000 and US$6,168,328 as of December 31, 2016 and 2017, respectively.)	4,200,000	4,112,218
Series B preferred shares (US$0.00001par value; 423,682,617 shares authorized, issued and outstanding with redemption value of US$12,257,781 as of December 31, 2016 and 2017)	7,288,964	7,288,964
Series B+ preferred shares (US$0.00001par value; 129,616,445 shares authorized, issued and outstanding with redemption value of US$3,750,000 as of December 31, 2016 and 2017)	2,500,000	2,500,000
Series B-1 preferred shares (US$0.00001 par value; 119,688,525 shares authorized, issued and outstanding with redemption value of US$6,925,540 as of December 31, 2016 and 2017)	7,166,628	7,166,628
Series C preferred shares (US$0.00001 par value; 651,629,045 shares authorized, issued and outstanding with redemption value of US$103,950,000 as of December 31, 2016 and 2017)	69,300,000	69,300,000
Series D preferred shares (US$0.00001 par value; 223,478,358 shares authorized, issued and outstanding with redemption value of US$48,493,250 and US$54,312,440 as of December 31, 2016 and 2017)	46,000,000	46,000,000
Series D-1 preferred shares (US$0.00001 par value; nil and 89,668,956 shares authorized, issued and outstanding with redemption value of nil and US$22,330,558 as of December 31, 2016 and 2017, respectively)	—	20,000,000

Total	136,455,592	156,367,810

Series A preferred shares

        In connection with the reorganization described in Note 1, in August 2012, the Company issued 344,086,021 Series A Preferred Shares. One of the outside investors exercised warrants to acquire additional 107,526,882 Series A preferred shares at a per-share purchase price of US$0.0093 for a total cash consideration of US$1 million.

        In January 2017, concurrent with the issuance of Series D-1 Preferred Shares, the Company repurchased and cancelled 9,438,838 Series A Preferred Shares at the price of US$ 0.2119 per share. The per-share fair value of the Series A Preferred Shares as determined by the Company with the assistance of independent valuation firm was below the repurchase price paid by the Company. As such, the amount of U$1,028,055 that was paid by the Company in excess of the fair value of the shares at the time of the repurchase as recognized as deemed dividend.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Redeemable Preferred Shares (Continued)

Series B preferred shares & Series B-1 preferred shares

        In October 2012, the Company issued 423,682,617 shares of series B preferred shares ("Series B Preferred Shares") at a per-share purchase price of US$0.0193 for total cash consideration of US$8,171,853 to a group of third party investors. In conjunction with the issuance of Series B Preferred Shares, the Company also granted warrants to certain Series B preferred shareholders to purchase convertible redeemable preferred shares up to US$ 4,679,804 at a per-share exercise price of US$0.0386. The total cash consideration was allocated between Series B preferred shares and warrants based on a residual value method. The cash consideration was first allocated to warrants based on the fair value of the warrants of $882,889 and the remaining cash consideration of US$7,288,964 was recorded as the initial carrying value of Series B Preferred Shares. The warrants were exercised subsequently in July 2014. As a result, 119,688,525 Series B-1 Preferred Shares were issued for total cash proceeds of US$ 4,506,857.

Series B+ preferred shares

        In May 2013, the Company issued 129,616,445 shares of Series B+ preferred shares ("Series B+ Preferred Shares") at a per-share purchase price of US$0.0193 for total cash consideration of US$2.5 million to a group of unrelated third party investors.

Series C preferred shares

        In July 2014, the Company issued 651,629,045 shares of Series C preferred shares ("Series C Preferred Shares") at a per-share purchase price of US$0.1063 for total cash consideration of US$69.3 million to an unrelated third party investor.

Series D preferred shares

        In July 2016, the Company issued 223,478,358 shares of Series D preferred shares ("Series D Preferred Shares") at a per-share purchase price of US$0.2058 for total cash consideration of US$46 million to a group of unrelated third party investors.

Series D-1 Preferred Shares

        In January 2017, the Company issued 89,668,956 shares of Series D-1 preferred shares ("Series D-1 Preferred Shares") at a per-share purchase price of US$0.2230 for total cash consideration of US$20 million to a group of unrelated third party investors.

        The key terms of the preferred Shares are as follows:

Conversion

        Each holder of Preferred Shares shall have the right, at such holder's sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares based on a one-for-one basis at any time. The initial conversion price is the issuance price of Preferred Shares, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Redeemable Preferred Shares (Continued)

        The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon the earlier of (1) the closing of a Qualified Initial Public Offering (QIPO), which refers to a firm underwritten initial public offering resulting in (i) market capitalization of at least US$1,000,000,000, and (ii) gross proceeds to the Company of at least US$100,000,000; or (2) the vote or written consent of the holders of more than two thirds (2/3) of the then issued and outstanding Preferred Shares.

        The Group has determined that there was no beneficial conversion feature (BCF) attributable to the Preferred Shares, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment dates. The Group will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Voting Rights

        The preferred shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

        The preferred shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares.

Redemption

Redemption date

        Upon the issuance of Series D Preferred Shares, Series A, B, B+, B-1 and C Preferred Shares are redeemable at the option of each holder in the event that (i) a QIPO does not take place by June 30, 2020, (ii) there occurs any material breach by any companies of the Group or the founding shareholders which could reasonably be expected to have a Material Adverse Effect, (iii) there is any change in the PRC legal environment regarding the corporate structure of any Group Company which could reasonably be expected to have a material adverse effect, or (iv) any holder of previously issued Preferred Shares exercises its redemption right.

        Each Series D and D-1 Preferred Share shall be redeemable at the option of each holder, in the event that (i) the Company fails to submit a formal application for QIPO at an securities exchange in the US or Hong Kong or PRC by June 30, 2019; (ii) the Company fails to complete a QIPO by June 30, 2020; (iii) any of the following events occurs ("Events of Default"):(1) there occurs any material breach of the preferred shares purchase agreement by any of the Group, founders or founder's holding companies; (2) there occurs any event that causes a material adverse effect on the Group; (3) any of the key employees ceased to devote less than 80% of his business time and attention to the business of the Group; or (4) the Group is subject to any official criminal charge, investigation or conviction; or (vi) any holder of previously issued Preferred Shares exercises its redemption right.

        In conjunction with the issuance of Series D Preferred Shares, the Company modified Series A, B, B+, B-1 and C Preferred Shares to extend the date of mandatory redemption as noted above. The Company does not consider this change as an extinguishment of Series A, B, B+, B-1 and C Preferred Shares as the impact of this change was not significant.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Redeemable Preferred Shares (Continued)

Redemption price

        The redemption price with respect to each Series A, B, B+, B-1 and C Preferred Share shall be 150% of the issue price per Preferred Share (adjusted for any share splits, share transfer, share dividends, combinations, recapitalizations and similar transactions), plus all accumulated dividends declared and unpaid with respect to up to the date of redemption.

        The redemption price with respect to each Series D Preferred Share shall be the original issue price plus annual rate of return of 12%, excluding all the distributed dividends (if any). The redemption price with respect to each Series D-1 Preferred Share is the same as Series D, plus the term that the applicable rate of return shall be replaced with 15% if the redemption is triggered by the occurrence of the any Event of Default.

        Management of the Group evaluated that redemption was not probable and therefore did not accrete the Preferred Shares to the redemption value. The redemption value as of December 31, 2016 and 2017 would be US$181,676,571 and US$209,694,647, respectively.

Liquidation

        Upon any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, distributions to the holders of the Company shall be made in the following matters:

        Before any distribution or payment shall be made to the holders of any Series C, B-1, B+, B and A Shares and any Ordinary Shares, each holder of Series D-1 and D Preferred Shares shall be entitled to receive an amount equal to sum of (i) the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus annual interest calculated at 12%. (The foregoing amount shall not exceed 155% of the issue price); (2) all dividends accrued and unpaid with respect to Series D-1 and D Preferred Share then held by the holder.

        Before any distribution or payment shall be made to the holders of Series B-1, B+, B and A Preferred Shares and Ordinary Shares, each holder of Series C Preferred Shares shall be entitled to receive an amount equal to 115% of the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus all dividends accrued and unpaid with respect to Series C Preferred Share held by the holders.

        Before any distribution or payment shall be made to the holders of any Series A Preferred Shares and any Ordinary Shares, each holder of Series B-1, B+ and B Preferred Shares shall be entitled to receive an amount equal to 130% of the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus all dividends accrued and unpaid with respect to Series B-1, B+, and B Preferred Share held by the holders.

        Before any distribution or payment shall be made to the holders of any Ordinary Shares, each holder of Series A Preferred Shares shall be entitled to receive an amount equal to the applicable the issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, as applicable), plus all dividends accrued and unpaid with respect to the per Series A Preferred Share held by the holders.

        Total liquidation value for all preferred shares was US$152,263,795 and US$180,325,762 as of December 31, 2016 and 2017, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Convertible Redeemable Preferred Shares (Continued)

Deemed Liquidation

        The following events shall be treated as a liquidation unless waived by the holders of at least a majority of the issued and outstanding Series A, B, B+, B-1, C, D and D-1 Preferred Shares, each voting together as a single group on an as-converted basis: (i) any consolidation, amalgamation or merger of the Company with or into any other person or other corporate reorganization (excluding any transaction effected solely for tax purposes or to change the Company's domicile), in which the members of the Company immediately prior to such transactions, own less than 50% of the Company's voting power immediately after the transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; (ii) the sale, exchange, transfer or other disposition of a majority of the outstanding share capital of the Company to one person(s), under circumstances in which the holders of a majority in voting power of the outstanding share capital of the Company immediately prior to such transaction beneficially own less than a majority in voting power of the outstanding share capital of the surviving entity or the acquiring Person immediately following such transaction; (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company or any Group Company; or the exclusive licensing of all or substantially all of the Company's or any Group Company's intellectual property to a third party.

12. Share-Based Compensation

        In August 2012, The Company's shareholders adopted the share incentive plan ("2012 Option Plan"). Under the 2012 Option Plan, the Company's shareholders have authorized the issuance of up to 75,268,817 ordinary shares underlying all options (including incentive share options, or ISOs), restricted shares and restricted share units granted to a participant under the plan, or the awards. The 2012 Option Plan was amended in October 2012 to increase the maximum aggregate number of ordinary shares to 155,631,013 Shares. The 2012 Option Plan was amended in July 2014 to increase the maximum aggregate number of ordinary shares to 266,153,637 Shares.

        The options have a contractual term of ten years. The vesting date starts on the grant date or the commencement date of a participant's employment agreement. The options vest 20% on each of the five anniversary dates of the vesting date and upon continued employment. In the event of termination of a participant's employment, the unvested options shall be terminated immediately. The participant's right to exercise the vested options shall be terminated 2 or 3 months after the termination of the employment.

        The weighted average grant date fair value of options granted during the years ended December 31, 2016 and 2017, was $0.04 and $0.04, respectively. For the years ended December 31, 2016 and 2017, the Group recognized share-based compensation expense of $727,213 and $876,560, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-Based Compensation (Continued)

        The Group uses the binomial option pricing model and the following assumptions to estimate the fair value of the options at the date of granted:

	For the years ended December 31,
	2016	2017
Average risk-free rate of interest	1.49% - 2.45%	2.27% - 2.45%
Expected volatility	40.92% - 41.88%	40.47% - 41.32%
Dividend yield	0%	0%
Contractual term	10 years	10 years
Fair value of the underlying shares on the date of option grants	0.08 - 0.10	0.10 - 0.16

        The risk-free rate of interest is based on the US Treasury yield curve as of valuation date. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

        A summary of the aggregate option activity and information regarding options outstanding as of December 31, 2017 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding on January 1, 2016	124,480,378	$0.03
Granted	44,618,497	0.12
Forfeited	(445,440)	0.03
Expired	(399,360)	0.03

Outstanding on January 1, 2017	168,254,075	0.05
Granted	10,755,650	0.18
Forfeited	(2,693,866)	0.10
Expired	(780,092)	0.06

Outstanding on December 31, 2017	175,535,767	0.06	6.71	13,507,650
Exercisable at December 31, 2017	101,563,231	0.03	5.97	10,031,281

        No options were exercised for the years ended December 31, 2016 and 2017.

        As of December 31, 2017, there was $2,081,726 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.66 years.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Loss per share

        Net loss per share was computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2017 and 2016:

	For the years ended December 31,
	2016	2017
	US$	US$
Numerator:
Net loss—basic and diluted	(30,706,599)	(23,660,913)
Deemed dividend from repurchase of Series A Preferred Shares	—	(1,028,055)

Net loss attributable to ordinary shareholders	(30,706,599)	(24,688,968)

Shares (Denominator):
Weighted average number of ordinary shares outstanding—basic and diluted	912,551,946	898,781,587
Net loss per share—basic and diluted	(0.03)	(0.03)

        The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share for ordinary and preferred shares according to their participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

        As a result of the Group's net loss for the two years ended December 31, 2016 and 2017, all of the Company's preferred shares and share options outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2016	2017
Series A preferred shares	451,612,903	442,174,065
Series B preferred shares	423,682,617	423,682,617
Series B+ preferred shares	129,616,445	129,616,445
Series B-1 preferred shares	119,688,525	119,688,525
Series C preferred shares	651,629,045	651,629,045
Series D preferred shares	223,478,358	223,478,358
Series D-1 preferred shares	—	89,668,956
Share options	168,254,075	175,535,767

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Loss per share (Continued)

        The unaudited pro forma net loss per share for the year ended December 31, 2017 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the year, is as follows:

For the year ended December 31, 2017
Numerator:
Pro forma net loss attributable to ordinary shareholders—basic and diluted	(24,688,968)
Shares (Denominator):
Pro forma weighted average number of ordinary shares outstanding—basic and diluted	2,976,521,512
Pro forma net loss per share—basic and diluted	(0.01)

14. Related Party Transactions

        In November 2016, the Group lent certain shareholder RMB500,000 (equivalent to US$74,734). The loan bears an interest rate of 4.08% and is repayable in cash under a 36-month-installment repayment scheme. The loan was repaid fully in February 2018.

        In April 2017, the Group lent certain shareholder RMB2,000,000 (equivalent to US$293,285). The loan bears an interest of 4.08% and term of 1 year. Repayment of principal and interest is due at maturity. The loan was repaid fully in March 2018.

        The following table presents amounts owed from related parties as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	US$	US$
Current portion	24,026	340,955
Non-current portion	46,165	24,442

Total	70,191	365,397

15. Commitments

Lease Obligations

        The Group leases certain office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the years ended December 31, 2016 and 2017 were $587,120 and $847,832, respectively.

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Commitments (Continued)

        Future lease payments under operating leases as of December 31, 2017 were as follows:

Year ending December 31	US$
2018	693,756
2019	269,632

Total	963,388

        The Group did not have other significant capital commitments or significant guarantees as of December 31, 2016 and 2017, respectively.

16. Segment Information

        The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

        The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

        The following information about the Group's revenue is presented based on revenue streams.

	For the years ended December 31,
	2016	2017
	US$	US$
Advertising revenue	9,967,282	35,032,557
Other revenue	1,062,797	2,302,409

Total net revenues	11,030,079	37,334,966

        The following table summarizes the Company's revenues generated by the geographic location of customers' headquarters.

	For the years ended December 31,
	2016	2017
	US$	US$
USA	5,423,026	20,246,637
PRC	5,135,689	15,393,590
Others	471,364	1,694,739

Total	11,030,079	37,334,966

COOTEK (CAYMAN) INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Segment Information (Continued)

        Information about the Group's non-current assets is presented based on the geographical location of the assets as follows:

	As of December 31,
	2016	2017
	US$	US$
PRC	1,482,716	1,757,460
USA	—	764,810

Total	1,482,716	2,522,270

        The following customers accounted for 10% or more of revenue:

	For the years ended December 31,
	2016		2017
	USD	%	USD	%
Company A	4,019,900	36.44%	6,919,426	18.53%
Company B	*	*	7,467,645	20.00%

*
Customers with less than 10% in revenue in the respective year.

17. Mainland China Contribution Plan

        Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits were US$2,370,359 and US$3,383,205 for the years ended December 31, 2016 and 2017, respectively.

18. Restricted Net Assets

        As a result of the PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company's PRC subsidiaries, affiliates and VIEs. As of December 31, 2017, the total of restricted net assets were US$52,502,062.

19. Subsequent Events

        In March 2018, the Group granted to certain employees 15,430,000 restricted shares with an estimated fair value of US$6.9 million. The restricted shares have a contractual term of ten years and vest 25% on each anniversary over four years from the grant date. The restricted shares vest upon the condition of continued employment.

        In May 2018, the Group acquired 7.93% equity interests in an investee company for cash of US$0.5 million.

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY
COOTEK (CAYMAN) INC.
CONDENSED BALANCE SHEETS

	As of December 31,
	2016	2017
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	5,461,515	1,307,136
Accounts receivable	5,808	5,971
Prepaid expenses and other current assets	30,596	30,596

Total current assets	5,497,919	1,343,703
Advances to subsidiaries and VIEs	30,411,057	30,102,549
Investment in subsidiaries and VIEs	—	—

TOTAL ASSETS	35,908,976	31,446,252

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	10,000	—

Total current liabilities	10,000	—

TOTAL LIABILITIES	10,000	—

Convertible redeemable preferred shares (redemption value of US$181,676,571 and US$209,694,647 as of December 31, 2016 and December 31, 2017, respectively)	136,455,592	156,367,810
SHAREHOLDERS' DEFICITS:
Ordinary shares	9,126	8,984
Additional paid-in capital	1,153,423	876,560
Accumulated deficit	(101,028,568)	(126,899,750)
Accumulated other comprehensive income (loss)	(690,597)	1,092,648

Total Shareholders' Deficits	(100,556,616)	(124,921,558)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT	35,908,976	31,446,252

SCHEDULE I—ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC.

CONDENSED STATEMENTS OF OPERATIONS

	For Years ended December 31,
	2016	2017
	US$	US$
Net revenues	68,944	116,120
Cost of revenue	44,853	66,231

Gross profit	24,091	49,889
Operating expenses:
General and administrative expenses	520,067	2,043,737
Research and development expenses	445,084	544,786
Sales and marketing expenses	35,298	70,707

Total operating expenses	1,000,449	2,659,230

Loss from operations	(976,358)	(2,609,341)
Foreign exchange gains (losses)	(3,326,826)	2,792,646

Income (Loss) before income taxes and equity in earnings of subsidiaries	(4,303,184)	183,305

Net income (loss) before equity in earnings of subsidiaries	(4,303,184)	183,305

Equity in losses of subsidiaries, VIEs and VIEs' subsidiaries	(26,403,415)	(23,844,218)

Net loss attributed to CooTek (Cayman) Inc.	(30,706,599)	(23,660,913)

SCHEDULE I—ADDITIONAL INFORMATION OF PARENT COMPANY

COOTEK (CAYMAN) INC

CONDENSED STATEMENTS OF CASH FLOWS

	For Years ended December 31,
	2016	2017
	US$	US$
Operating activities:
Net loss	(30,706,599)	(23,660,913)
Equity in losses of subsidiaries, VIEs and VIEs' subsidiaries	26,403,415	23,844,218
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	727,213	876,560
Changes in assets and liabilities:
Accounts receivable	(2,033)	(163)
Accrued expenses and other current liabilities	10,000	(10,000)

Net cash (used in) provided by operating activities	(3,568,004)	1,049,702

Investing activities:
Investment in subsidiaries	—	(21,500,000)
Advances to subsidiaries and VIEs	(37,291,793)	(252,465)

Net cash used in investing activities	(37,291,793)	(21,752,465)

Financing activities:
Proceeds from issuance of preferred shares	46,000,000	20,000,000
Repurchase of ordinary shares	—	(1,451,616)
Repurchase of preferred shares repurchase	—	(2,000,000)

Net cash provided by financing activities	46,000,000	16,548,384

Net increase (decrease) in cash, cash equivalents and restricted cash	5,140,203	(4,154,379)
Cash, cash equivalents and restricted cash at beginning of year	321,312	5,461,515

Cash, cash equivalents and restricted cash at end of year	5,461,515	1,307,136

SCHEDULE I—COOTEK (CAYMAN) INC CONDENSED FINANCIAL STATEMENTS

Notes to Schedule I

1.
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2.
The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs and VIEs' subsidiaries. For the parent company, the Company records its investments in subsidiaries VIEs and VIEs subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as "Investment in subsidiaries VIEs and VIEs' subsidiaries" and share of their earnings (losses) as "Equity in earnings (losses) of subsidiaries, VIEs and VIEs' subsidiaries" on the Condensed Statements of Operations.

3.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures provide certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

4.
As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	US$	US$	US$ Pro forma (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	26,720,158	27,688,814	27,688,814
Restricted cash	306,082	—	—
Account receivable, net of allowance for doubtful accounts of $1,295,149 and $1,280,206 as of December 31, 2017 and June 30, 2018, respectively	10,979,821	15,670,017	15,670,017
Amount due from related parties	340,955	—	—
Prepaid expenses and other current assets	5,391,736	4,450,894	4,450,894

Total current assets	43,738,752	47,809,725	47,809,725
Property and equipment, net	1,943,550	2,200,636	2,200,636
Amount due from related parties-non-current	24,442	—	—
Long-term investments	—	500,032	500,032
Other non-current assets	554,278	498,561	498,561

TOTAL ASSETS	46,261,022	51,008,954	51,008,954

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2017	June 30, 2018	June 30, 2018
	US$	US$	US$ Pro forma (Note 2)
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable (including accounts payable of consolidated VIEs, without recourse to the Company of US$107,568 and US$231,088, respectively, as of December 31, 2017 and June 30, 2018)	5,432,505	10,454,954	10,454,954
Short-term bank borrowings and current portion of long-term bank borrowings (including short-term bank borrowings of consolidated VIEs, without recourse to the Company of US$790,816 and US$587,819, respectively, as of December 31, 2017 and June 30, 2018)	3,193,381	2,102,028	2,102,028
Accrued salary and benefits (including accrued salary and benefits of consolidated VIEs, without recourse to the Company of US$269,245 and US$300,971, respectively, as of December 31, 2017 and June 30, 2018)	3,244,931	2,517,853	2,517,853
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIEs, without recourse to the Company of US$951,817 and US$534,900, respectively, as of December 31, 2017 and June 30, 2018)	2,422,313	1,253,180	1,253,180
Deferred revenue (including deferred revenue of consolidated VIEs, without recourse to the Company of US$276,812 and US$375,886, respectively, as of December 31, 2017 and June 30, 2018)	521,640	522,555	522,555

Total current liabilities	14,814,770	16,850,570	16,850,570
Deferred government subsidies (including deferred government subsidies of VIEs, without recourse to the Company of US$ nil and US$ nil, as of December 31, 2017 and June 30, 2018)	—	283,378	283,378

Total LIABILITIES	14,814,770	17,133,948	17,133,948

Commitments (Note 13)
Convertible redeemable preferred shares (redemption value of US$209,694,647 and US$214,125,207 as of December 31, 2017 and June 30, 2018, respectively)	156,367,810	156,367,810	—
Shareholders' equity (deficit):
Ordinary shares (US$0.00001 par value; 2,920,061,989 shares authorized and 898,393,690 shares issued and outstanding as of December 31, 2017 and June 30, 2018, respectively; and 2,978,331,701 shares issued and outstanding as of June 30, 2018 on a pro-forma basis)	8,984	8,984	29,783
Additional paid-in capital	876,560	1,767,785	158,114,796
Accumulated deficit	(126,899,750)	(123,388,321)	(123,388,321)
Accumulated other comprehensive income (loss)	1,092,648	(881,252)	(881,252)

Total Shareholders' Equity (Deficit)	(124,921,558)	(122,492,804)	33,875,006

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIT)	46,261,022	51,008,954	51,008,954

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2017	2018
	US$	US$
Net revenues	9,113,266	50,277,623
Cost of revenue (including share-based compensation of $12,127 and $23,892 for the six months ended June 30, 2017 and 2018, respectively)	(10,172,085)	(8,037,508)

Gross profit (loss)	(1,058,819)	42,240,115
Operating expenses:
General and administrative expenses (including share-based compensation of $1,662,219 and $161,263 for the six months ended June 30, 2017 and 2018, respectively)	(4,034,049)	(4,141,460)
Research and development expenses (including share-based compensation of $ 274,795 and $666,679 for the six months ended June 30, 2017 and 2018, respectively)	(5,646,825)	(8,322,788)
Sales and marketing expenses (including share-based compensation of $29,956 and $39,391 for the six months ended June 30, 2017 and 2018, respectively)	(5,652,254)	(26,345,856)
Other operating income, net	117,438	70,212

Total operating expenses	(15,215,690)	(38,739,892)

Income (loss) from operations	(16,274,509)	3,500,223
Interest income, net	166,087	70,475
Foreign exchange losses, net	(125,399)	(59,269)

Income (loss) before income taxes	(16,233,821)	3,511,429
Income tax expense	(800)	—

Net income (loss)	(16,234,621)	3,511,429

Deemed dividend from repurchase of preferred shareholders	(1,028,055)	—

Net income (loss) attributable to ordinary shareholders	(17,262,676)	3,511,429

Net income (loss) per ordinary share:
Basic	(0.02)	0.001
Diluted	(0.02)	0.001
Weighted average shares used in calculating net loss per ordinary share:
Basic	899,175,914	898,393,690
Diluted	899,175,914	1,045,398,678
Pro forma net income per ordinary share (Note 11):
Basic		0.001
Diluted		0.001
Pro forma weighted average shares used in calculating net income per ordinary shares:
Basic		2,978,331,701
Diluted		3,125,336,689

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the Six Months Ended June 30,
	2017	2018
	US$	US$
Net Income (loss)	(16,234,621)	3,511,429
Other comprehensive income (loss)
Foreign currency translation adjustments	774,286	(1,973,900)

Comprehensive income (loss)	(15,460,335)	1,537,529

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' deficit
	Shares	US$	US$	US$	US$	US$
Balance at January 1, 2017	912,551,946	9,126	1,153,423	(101,028,568)	(690,597)	(100,556,616)
Net income	—	—	—	(16,234,621)	—	(16,234,621)
Repurchase of ordinary shares	(14,158,256)	(142)	—	(1,451,474)	—	(1,451,616)
Repurchase of preferred shares	—	—	(1,153,423)	(758,795)	—	(1,912,218)
Share-based compensation	—	—	430,713	—	—	430,713
Foreign currency translation adjustments	—	—	—	—	774,286	774,286

Balance at June 30, 2017	898,393,690	8,984	430,713	(119,473,458)	83,689	(118,950,072)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' deficit
	Shares	US$	US$	US$	US$	US$
Balance at January 1, 2018	898,393,690	8,984	876,560	(126,899,750)	1,092,648	(124,921,558)
Net income	—	—	—	3,511,429	—	3,511,429
Share-based compensation	—	—	891,225	—	—	891,225
Foreign currency translation adjustments	—	—	—	—	(1,973,900)	(1,973,900)

Balance at June 30, 2018	898,393,690	8,984	1,767,785	(123,388,321)	(881,252)	(122,492,804)

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2017	2018
	US$	US$
Cash flows from operating activities:
Net income (loss)	(16,234,621)	3,511,429
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	373,453	565,304
Provision for allowance of doubtful accounts	2,665	815
Share-based compensation	430,713	891,225
Changes in assets and liabilities:
Accounts receivable	(2,051,404)	(4,753,539)
Prepaid expenses and other current assets	(388,182)	926,920
Other non-current assets	185,976	45,711
Accounts payable	(1,557,591)	5,029,875
Accrued salary and benefits	54,253	(807,351)
Accrued expenses and other current liabilities	(481,764)	(1,167,939)
Deferred revenue	(133,164)	9,545
Deferred government subsidies	—	287,921

Net cash provided by (used in) operating activities	(19,799,666)	4,539,916

Cash flows from investing activities:
Purchases of property, plant and equipment	(821,245)	(826,122)
Advances to related parties	(293,285)	—
Repayment of advances to related parties	12,122	378,111
Purchase of investment	—	(500,032)

Net cash used in investing activities	(1,102,408)	(948,043)

Cash flows from financing activities:
Repayment of bank borrowings	(2,853,890)	(1,101,895)
Proceeds from issuance of preferred shares	20,000,000	—
Repurchase of ordinary shares	(1,451,616)	—
Repurchase of preferred shares	(2,000,000)	—

Net cash provided by (used in) financing activities	13,694,494	(1,101,895)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(7,207,580)	2,489,978
Cash, cash equivalents, and restricted cash at beginning of year	41,344,623	27,026,240
Effect of exchange rate changes on cash, cash equivalents and restricted cash	543,542	(1,827,404)

Cash, cash equivalents, and restricted cash at end of year	34,680,585	27,688,814

Supplemental disclosure of cash flow information:
Income taxes paid	800	—
Interest paid	116,043	82,199
Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	34,385,356	27,688,814
Restricted cash	295,229	—

Total cash, cash equivalents, and restricted cash	34,680,585	27,688,814

The accompanying notes are an integral part of these consolidated financial statements.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

        CooTek (Cayman) Inc. (the "Company") was incorporated in the Cayman Islands on March 5, 2012. The Company, its subsidiaries and its consolidated Variable Interest Entities ("VIEs") (collectively referred to as the "Group") are a fast-growing AI and big data-driven mobile internet company serving a large global user base.

History of the Group and reorganization

        The Group's history began in August 2008 with the commencement of operations of Shanghai Han Xiang (CooTek) Information Technology Co., Ltd ("Han Xiang"), a limited liability company incorporated in the People's Republic of China ("PRC") by certain individuals. In October 2010, three outside investors acquired an aggregate of 24.24% equity interest of Han Xiang. In 2012, Han Xiang and its shareholders undertook a reorganization which was conducted to establish a Cayman holding company for the existing business to obtain investment from outside investors and in preparation of an overseas initial public offering. The Group has recognized the net assets of Han Xiang on a historical cost with no change in basis in the consolidated financial statements upon the completion of the reorganization. The shareholders' rights and obligations remained the same after the reorganization.

2. Summary of Significant Accounting Policies

(a)
Basis of Presentation

        The unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Unaudited interim financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim financial statements should be read in conjunction with the Group's consolidated financial statements as of and for the years ended December 31, 2016 and 2017.

(b)
Principles of Consolidation

        The condensed consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries and its consolidated variable interest entities ("VIEs"). All intercompany balances and transactions have been eliminated upon consolidation.

        Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services and any other restrictions. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are not eligible to engage in provisions of internet content or online services. The Group therefore conducts its online business through the following consolidated VIEs:

  •
  Shanghai Han Xiang (CooTek) Information Technology Co., Ltd. ("Han Xiang")

  •
  Shanghai Chu Bao (CooTek) Information Technology Co., Ltd. ("Chu Bao")

  •
  Yingsun Information Technology Co., Ltd. ("Yingsun")

  •
  Molihong Internet Technology Co., Ltd ("Molihong")

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The following consolidated financial statement balances and amounts of the Group's VIEs, were included in the accompanying unaudited condensed consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of
	December 31, 2017	June 30, 2018
	US$	US$
ASSETS
Cash and cash equivalents	2,485,998	4,176,666
Restricted cash	306,082	—
Account receivable, net	2,065,324	1,613,686
Prepaid expense and other assets	3,665,503	2,576,906
Property and equipment, net	1,951	1,631

Total Assets	8,524,858	8,368,889

LIABILITIES
Accounts payable	107,568	231,088
Short-term borrowing	790,816	587,819
Accrued salary and benefits	269,245	300,971
Accrued expenses and other current liabilities	951,817	534,900
Deferred revenue	276,812	375,886

Total Liabilities	2,396,258	2,030,664

	For the Six Months Ended June 30,
	2017	2018
	US$	US$
Total revenue	2,946,675	5,961,316
Operating income	1,694,283	821,852
Net income	1,682,931	823,393
Net cash provided by(used in) operating activities	(1,046,547)	2,241,640
Net cash provided by investment activities	—	—
Net cash used in financing activities	(185,911)	(206,498)

        The VIEs' assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which are presented in the account of "Property and equipment, net." The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license ("ICP" license), trademarks, copyrights and registered patents, which are not recognized in the consolidated balance sheets.

        Revenues of VIEs included in the consolidated financial statements mainly include revenue of advertising services and sales of virtual items for live social video community. The VIEs contributed 32% and 12% of the Group's consolidated net revenues for six months ended June 30, 2017 and 2018, respectively. As of December 31, 2017 and June 30, 2018, the VIEs accounted for an aggregate of 18%

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

and 16% respectively, of the consolidated total assets, and 16% and 12% respectively, of the consolidated total liabilities.

        There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIEs.

        The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

(c)
Foreign Currency Risk

        The RMB is not a freely convertible currency. The State Administration for Foreign Exchange in the PRC, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group's cash and cash equivalents and restricted cash denominated in RMB amounted to RMB100,419,401 (amounted to US$ 15,368,278) and RMB62,483,843 (amounted to US$ 9,443,497) as of December 31, 2017 and June 30, 2018, respectively.

(d)
Long-term investments

        Long-term investments consist of equity investments in other privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used.

        The Group continually reviews investment in equity investees to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent rounds of financing. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

(e)
Revenue Recognition

        The Group generates substantially all of its revenue through mobile advertising, which accounted for 96% and 96% of total revenue for the six months ended June 30, 2017 and 2018, respectively. The Group also generates other revenues through live social video community and licensing of its Smart Inputs products. In accordance with the criteria set forth in ASC605, Revenue Recognition, the Group

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

recognizes revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

        We provide cash incentives in the form of sales rebates to certain advertising agencies, and account for such incentives as a reduction of revenue. We have estimated and recorded the rebates based on historical transactions and the agreed rebate rates with certain advertising agencies. For the six months ended June 30, 2017 and 2018, the rebates recorded by the Group were US$933,499 and US$205,662, respectively.

        The Group engages in certain advertising barter transactions for which the fair value was not determinable and therefore no revenues or expenses derived from these barter transactions were recognized.

        Revenue also include sales of virtual items for live social video community of US$92 and US$681,007; and licensing fees for our Smart Inputs products of US$110,506 and US$68,389 for the six months ended June 30, 2017 and 2018, respectively.

(f)
Sales and Marketing Expenses

        Sales and marketing expenses primarily consist of advertising expenses, salaries and benefits of sales and marketing personnel and fees paid to mobile device manufacturers to pre-install the Group's Smart Input products. Advertising expenses represent online advertising and promotions of the Group's products via social media and demand-side platforms. Such expenses amounted to US$2,844,354 and US$19,846,142, for the six months ended June 30, 2017 and 2018, respectively.

(g)
Concentration and risks

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and revenue. The Group places its cash and cash equivalents with financial institutions with high credit ratings and quality, and believes that no significant credit exists.

        The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

        The following customers accounted for 10% or more of accounts receivable:

	As of
	December 31, 2017		June 30, 2018
	US$	%	US$	%
Company A	2,880,119	26.23%	4,525,905	28.88%
Company B	2,404,672	21.90%	3,555,289	22.69%
Company C	*	*	1,921,421	12.26%

*
Customer with less than 10% of total accounts receivable as of the respective date.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

(h)
Government subsidies

        Government subsidies consist of cash subsidies received by the Group's subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

(i)
Pro forma information

        The pro forma balance sheet information as of June 30, 2018 assumes the conversion of the outstanding preferred shares into ordinary shares using the conversion ratio of one for one upon completion of a qualified initial public offering.

(j)
Pro forma earnings per share

        Pro forma basic earnings per share is computed by dividing net income attributable to the Group's ordinary shareholders, by the weighted average number of ordinary shares outstanding for the six months ended June 30, 2018 plus the number of ordinary shares resulting from the assumed conversion of the outstanding preferred shares into ordinary shares using the conversion ratio of one for one upon completion of a qualified initial public offering. Diluted earnings per share reflects the potential dilution, using the treasury stock method. RSUs were excluded from the calculation of pro forma diluted earnings per share as the effect would be anti-dilutive.

(k)
Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition. The Group as an emerging growth company ("EGC") has elected to adopt the new revenue standard as of the effective date applicable to nonissuers and will implement the new revenue standard on January 1, 2019 using the modified retrospective method. The Group is in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements and currently does not expect the adoption will have significant effects on the Group's revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

        In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU revises standards for the recognition, measurement and presentation of financial instruments, including the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. It also amended certain disclosure requirements associated with the fair value of financial instruments. As an emerging growth company, we will adopt and implement the ASU on January 1, 2019, which is the effective date applicable to private companies. We are in the process of evaluating

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (Continued)

the impact of the adoption and currently do not expect the ASU will have significant impact on our consolidated financial statements.

3. Accounts receivable, net

        Accounts receivable, net, consists of the following:

	As of
	December 31, 2017	June 30, 2018
	US$	US$
Accounts receivable	12,274,970	16,950,223
Allowance for doubtful accounts:
Balance at beginning of the year	—	(1,295,149)
Additions	(1,295,149)	(815)
Write-offs	—	15,613
Foreign exchange effect	—	145

Balance at end of the year	(1,295,149)	(1,280,206)

Accounts receivable, net	10,979,821	15,670,017

4. Prepaid expenses and other current assets

        Prepaid expenses and other current assets consisted of the followings:

	As of
	December 31, 2017	June 30, 2018
	US$	US$
Value added tax ("VAT") recoverable	2,883,914	2,323,811
Advance to suppliers	972,909	766,880
Funds deposited at third party payment platforms	693,930	144,521
Prepaid expenses	570,749	882,110
Deposits	270,234	333,572

Total	5,391,736	4,450,894

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Property, Plant and Equipment, Net

        Property and equipment, net, consisted of the following:

	As of
	December 31, 2017	June 30, 2018
	US$	US$
Electronic equipment	3,182,880	3,838,062
Office equipment and furniture	147,487	160,892
Motor vehicles	82,470	82,470
Leasehold improvements	485,131	585,469
Construction in progress	78,510	80,778

Total	3,976,478	4,747,671
Less: Accumulated depreciation	(2,032,928)	(2,547,035)

Property, plant and equipment, net	1,943,550	2,200,636

        For the six months ended June 30, 2017 and 2018, depreciation expenses were $373,453 and $565,304, respectively.

6. Long-term investments

        In May 2018, the Group acquired 7.93% equity interests in a privately hold company for cash consideration of US$0.5 million, which is accounted for under the cost method.

7. Bank Borrowings

        The Company's bank borrowings consisted of the following:

	As of
	December 31, 2017	June 30, 2018
	US$	US$
Short-term borrowings	1,951,062	1,926,764
Long-term borrowings, current portion	1,242,319	175,264

Total	3,193,381	2,102,028

        In July 2016, the Group entered into a credit facility agreement with a commercial bank. The total credit available under this facility is $6,000,000, of which $2,000,000 designated for borrowings with maturity up to 12 months from the date drawn down ("short-term borrowings") and the remaining $4,000,000 designated for a maturity up to 24 months ("long-term borrowings"). The loan is collateralized by the Group's accounts receivable and intellectual property. The agreement contains financial covenants measured by operational metrics and financial ratios. As of June 30, 2018, the Group was in compliance with all debt covenants.

        The short-term borrowings under this facility bear interest at a rate per annum equal to the prevailing base lending rate for 6 months as announced by the People's Bank of China ("PBOC") plus 1.31%. The weighted average interest rate of short-term borrowings was 5.66% in the six months ended June 30, 2018.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Bank Borrowings (Continued)

        The long-term borrowings under this facility bear interest at a rate per annum equal to the prevailing base lending rate for one year as announced by the PBOC plus 1.43%. The weighted average interest rate of long-term borrowings was 6.18% in the six months ended June 30, 2018.

8. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2017	June 30, 2018
	US$	US$
Accrued expenses (Note 1)	1,466,139	489,782
Other tax payables	723,271	413,222
Contract deposits from customers	137,907	124,257
Deferred government subsidies	63,663	42,318
Others	31,333	183,601

Total	2,422,313	1,253,180

        Note 1: Accrued expenses mainly consist of accrued sales rebate, accrued expenses related to live social video community and other miscellaneous accrued marketing and operation expenses.

9. Income Taxes Expenses

        For the six months ended June 30, 2017 and 2018, income tax expense were $800 and nil, respectively.

        The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

        The Group's effective tax rates were nil for the six months ended June 30, 2017 and 2018, respectively.

10. Share-Based Compensation

Options to Employees

        For the six months ended June 30, 2017 and 2018, the Group recognized share-based compensation expense of $430,713 and $369,570, respectively. No options were granted or exercised for the six months ended June 30, 2018.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Share-Based Compensation (Continued)

        As of June 30, 2018, there was $1,516,345 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.2 years.

Restricted Share Units

        In March 2018, the Group granted to certain employees 15,430,000 Restricted Share Units ("RSUs") pursuant to the 2012 Option Plan. The RSUs have a contractual term of ten years and vest 25% on each of the yearly four anniversary dates of the grant date. The vesting of these RSU is conditioned on continued employment. The exercise price of these shares is nil per share.

        The per share fair value of RSUs granted in March 2018 was determined to be $0.45 based on a valuation performed by the Group with the assistance of a third party valuer. Compensation expense based on fair value is amortized over the requisite service period of award using the straight line vesting attribution method.

        A summary of the RSU activity for the six months ended June 30, 2018 is as follows:

	Number of shares	Weighted average grant date fair value
Unvested on January 1, 2018	—	—
Granted	15,430,000	0.45
Vested	—	—

Unvested on June 30, 2018	15,430,000	0.45

        The share-based compensation expense related to RSUs of $521,655 was recognized by the Group for the six months ended June 30, 2018.

        As of June 30, 2018, there was $6,373,243 in total unrecognized compensation cost related to non-vested RSUs, which is expected to be recognized over a period of 3.7 years.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Earnings (net loss) per share

        Earnings (net loss) per share was computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the six months ended June 30, 2017 and 2018:

	For the six months ended June 30,
	2017	2018
	US$	US$
Numerator:
Net income (loss)	(16,234,621)	3,511,429
Deemed dividend from repurchase of Series A Preferred Shares	(1,028,055)	—

Net income (loss) attributable to Cootek (Cayman) Inc.	(17,262,676)	3,511,429
Less: Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	—	2,452,230

Net income (loss) attributable to ordinary shareholders—basic and diluted	(17,262,676)	1,059,199

Shares (Denominator):
Weighted average number of ordinary shares outstanding—basic	899,175,914	898,393,690
Plus: share options	—	147,004,988

Weighted average number of ordinary shares outstanding—diluted	899,175,914	1,045,398,678

Basic net income (loss) per share	(0.02)	0.001
Diluted net income (loss) per share	(0.02)	0.001

        The Group has determined that its convertible redeemable preferred shares are participating securities as these preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share for ordinary and preferred shares according to their participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses. Diluted earnings per share are computed using the more dilutive of (a) the two-class method or (b) the if-converted method.

        Diluted earnings per share for the six months ended June 30, 2018 is computed using the two-class method as it is more dilutive than the if-converted method.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Earnings (net loss) per share (Continued)

        As of June 30, 2017 and 2018, diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	As of June 30,
	2017	2018
Series A preferred shares	442,174,065	442,174,065
Series B preferred shares	423,682,617	423,682,617
Series B+ preferred shares	129,616,445	129,616,445
Series B-1 preferred shares	119,688,525	119,688,525
Series C preferred shares	651,629,045	651,629,045
Series D preferred shares	223,478,358	223,478,358
Series D-1 preferred shares	89,668,956	89,668,956
Share options	175,260,865	—
RSUs	—	15,430,000

        The unaudited pro forma net income per share for the six months ended June 30, 2018 giving effect to the conversion of preferred shares into ordinary shares as of the beginning of the period, is as follows:

For the six months ended June 30, 2018
US$
Numerator:
Pro forma net income attributable to ordinary shareholders—basic and diluted	3,511,429

Shares (Denominator):
Pro forma weighted average number of ordinary shares outstanding—basic	2,978,331,701
Plus: share options	147,004,988
Pro forma weighted average number of ordinary shares outstanding—diluted	3,125,336,689

Pro forma basic net income per share	0.001
Pro forma diluted net income per share	0.001

12. Related Party Transactions

        In November 2016, the Group lent certain shareholder RMB500,000 (equivalent to US$74,734). The loan bears an interest rate of 4.08% and is repayable in cash under a 36-month-installment repayment scheme. The loan was repaid fully in February 2018.

        In April 2017, the Group lent certain shareholder RMB2,000,000 (equivalent to US$293,285). The loan bears an interest of 4.08% and term of 1 year. Repayment of principal and interest is due at maturity. The loan was repaid fully in March 2018.

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments

Lease Obligations

        The Group leases certain office premises under operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to operating expenses on a straight-line basis over the period of the lease based on contract terms. Rental expenses under operating leases for the six months ended June 30, 2017 and 2018 were $393,005 and $526,148, respectively.

        Future lease payments under operating leases as of June 30, 2018 were as follows:

US$
Remainder of 2018	508,668
2019	502,405

Total	1,011,073

        The Group did not have other significant capital commitments or significant guarantees as of June 30, 2018.

14. Segment Information

        The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.

        The Group's chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole. The Group does not distinguish among markets or segments for the purpose of internal reports.

        The following information about the Group's revenue is presented based on revenue streams.

	For the six months ended June 30,
	2017	2018
	US$	US$
Advertising revenue	8,762,535	48,468,287
Other revenue	350,731	1,809,336

Total net revenues	9,113,266	50,277,623

COOTEK (CAYMAN) INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Segment Information (Continued)

        The following table summarizes the Company's revenues generated by the geographic location of customers' headquarters.

	For the six months ended June 30,
	2017	2018
	US$	US$
USA	3,620,706	35,917,384
PRC	5,042,073	12,969,220
Others	450,487	1,391,019

Total	9,113,266	50,277,623

        Information about the Group's non-current assets is presented based on the geographical location of the assets as follows:

	As of
	December 31, 2017	June 30, 2018
	US$	US$
PRC	1,757,460	2,002,973
USA	764,810	1,196,256

Total	2,522,270	3,199,229

        The following customers accounted for 10% or more of revenue:

	For the six months ended June 30,
	2017		2018
	USD	%	USD	%
Company A	*	*	23,634,570	47.01%
Company B	*	*	7,072,735	14.07%
Company D	2,700,735	29.64%	*	*

*
Customers with less than 10% in revenue in the respective period.

15. Mainland China Contribution Plan

        Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. The total contributions for such employee benefits were US$1,461,094 and US$2,085,414 for the six months ended June 30, 2017 and 2018, respectively.

16. Subsequent Events

        The Company has evaluated subsequent events through July 23, 2018, the date these unaudited condensed consolidated financial statements were issued, and determined that there were no subsequent events or transactions that require recognition or disclosures in the financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The seventh amended and restated articles of association that we expect to adopt which shall become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

        Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Chance Talent Management Limited	July 14, 2016	97,164,504	US$20.0 million
New Alliance CC Limited	July 14, 2016	48,582,252	US$10.0 million
Qiming Venture Partners II, L.P.	July 14, 2016	8,816,163	US$1.8 million
Qiming Venture Partners II-C, L.P.	July 14, 2016	771,991	US$158,904
Qiming Managing Directors Fund II, L.P.	July 14, 2016	128,296	US$26,408
SIG China Investments Master Fund III, LLLP	July 14, 2016	9,716,450	US$2.0 million
Sequoia Capital China GF Holdco III-A, Ltd.	July 14, 2016	9,716,450	US$2.0 million
Tranquility Communications Limited	August 12, 2016	48,582,252	US$10.0 million
HG Qiandao Limited	January 10, 2017	89,688,956	US$20.0 million

Item 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-3 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 CooTek (Cayman) Inc.

Exhibit Index

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	†	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	†	Form of Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)

4.1		Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2		Registrant's Specimen Certificate for Ordinary Shares

4.3		Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	†	Fifth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated January 10, 2017

5.1	†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2	†	Opinion of Junhe LLP regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	†	2012 Stock Incentive Plan

10.2	†	2018 Share Incentive Plan

10.3	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4	†	Form of Employment Agreement between the Registrant and its executive officers

10.5	†	Exclusive Business Cooperation Agreement between Shanghai Chule (CooTek) Information Technology Co., Ltd. and Shanghai Chubao (CooTek) Information Technology Co., Ltd dated August 6, 2012

10.6	†	Amended and Restated Exclusive Purchase Option Agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of Chubao (CooTek) Information Technology Co., Ltd dated October 30, 2012

10.7	†	Amended and Restated Equity Pledge Agreements among Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of Chubao (CooTek) Information Technology Co., Ltd dated October 30, 2012

10.8	†	Powers of Attorney granted by each shareholder of Chubao (CooTek) Information Technology Co., Ltd dated October 30, 2012

10.9	†	Loan Agreements between Shanghai Chule (CooTek) Information Technology Co., Ltd. and each shareholder of Shanghai Chubao (CooTek) Information Technology Co., Ltd dated August 6, 2012

Exhibit Number		Description of Document
10.10	†	The form spouse consent letter signed by each spouse of the shareholders of Shanghai Chubao (CooTek) Information Technology Co., Ltd.

10.11	†	Series D-1 Preferred Share Purchase Agreement between the Registrant and other parties dated January 10, 2017

10.12	†	The form of audience network terms between Facebook, Inc. and Facebook Ireland Limited and us

10.13	†	The form of Google DoubleClick Platform Services Terms and Conditions between Google Inc. and us

10.14	†	The form of DFP Small Business Online Standard Terms & Conditions between Google Inc. and us

10.15	†	The form of Google AdSense Online Terms of Service between Google Inc. and us

21.1	†	Subsidiaries of the Registrant

23.1		Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2	†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	†	Consent of Junhe LLP (included in Exhibit 99.2)

23.4		Consent of Haibing Wu

23.5		Consent of Jue Yao

24.1	†	Powers of Attorney (included on signature page)

99.1	†	Code of Business Conduct and Ethics of the Registrant

99.2	†	Opinion of Junhe LLP regarding certain PRC law matters

*
To be filed by amendment.

†
Previously filed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on September 19, 2018.

CooTek (Cayman) Inc.
By:	/s/ KARL KAN ZHANG
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors and Chief Architect

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KARL KAN ZHANG Karl Kan Zhang	Chairman of the Board of Directors and Chief Architect (Principal Executive Officer)	September 19, 2018
* Susan Qiaoling Li	Director and President	September 19, 2018
* Michael Jialiang Wang	Director and Chief Executive Officer	September 19, 2018
* Jim Jian Wang	Director and Chief Technology Officer	September 19, 2018
* Duane Ziping Kuang	Director	September 19, 2018
* Glen Qian Sun	Director	September 19, 2018
/s/ JEAN LIQIN ZHANG Jean Liqin Zhang	Chief Financial Officer (Principal Financial and Accounting Officer)	September 19, 2018

*By	/s/ KARL KAN ZHANG Name: Karl Kan Zhang Attorney-in-fact

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of CooTek (Cayman) Inc. has signed this registration statement or amendment thereto in Newark, Delaware on September 19, 2018.

Authorized U.S. Representative
By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director